As filed with the Securities and Exchange Commission on January 15, 1998
                                                    Registration No.  333-63215

                                                      811-08997


                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     FORM S-6


                                           Pre-Effective Amendment No. 2


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                         INITIAL REGISTRATION STATEMENT

             TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-2 OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             1150 SOUTH OLIVE STREET
                              LOS ANGELES, CA 90015
                     (Address of Principal Executive Office)

Name and Address of Agent for Service:        Copies to:
James W. Dederer, Esq.                        Frederick R. Bellamy, Esq.
Executive Vice President, General Counsel     Sutherland, Asbill & Brennan LLP
and Corporate Secretary                       1275 Pennsylvania Avenue, N. W.
Transamerica Occidental Life Insurance Company       Washington, D.C.  20004
1150 South Olive Street
Los Angeles, CA 90015

                              It  is  proposed  that  this  filing  will  become
effective:

                                    _____immediately upon filing pursuant to paragraph (b) _____On (________)pursuant to paragraph (b) _____60 days after filing pursuant to paragraph (a)(1) _____On (date) pursuant to paragraph (a)(1) _____On (date) pursuant to paragraph (a)(2) of Rule 485

Title of securities being registered: Modified Single Payment Variable Life Insurance Contracts.

Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), shall determine.

RECONCILIATION AND TIE BETWEEN ITEMS
IN FORM N-8b-2 AND THE PROSPECTUS

Item No. of
Form N-8b-2                        Caption in Prospectus
- -----------                        ---------------------
1 ...........................      Cover Page
2 ...........................      Cover Page
3 ...........................      Not Applicable
4 ...........................      Distribution
5 ...........................      The Company, The Separate Account
6 ...........................      The Separate Account
7 ...........................      Not Applicable
8 ...........................      Not Applicable
9 ...........................      Legal Proceedings
10...........................      Summary; Description of the Company, Variable
                                    Account, and Underlying Funds; The Contract;
                                    Contract Termination and Reinstatement; Other
                                    Contract Provisions
11 ...........................      Summary; The Trust; VIP; T. Rowe Price;
                                    Investment Objectives and Policies
12 ...........................      Summary; The Trust; VIP;  T. Rowe Price;
13 ...........................      Summary; The Trust; VIP;  T. Rowe Price;
                                    Investment Advisory Services to VIP;
                                    Investment Advisory Services to the Trust;
                                    Investment Advisory Services to T. Rowe
                                    Price; Charges and Deductions
14 ...........................      Summary; Application for a Contract
15 ...........................      Summary; Application for a Contract; Premium
                                    Payments; Allocation of Net Premiums
16 ...........................      The Separate Account; The Trust; VIP; T. Rowe
                                    Price; Allocation of Net Premiums
17 ...........................      Summary; Surrender; Partial Withdrawal;
                                    Charges and Deductions; Contract Termination
                                    and Reinstatement
18 ...........................      The Separate Account; The Trust; VIP; T. Rowe
                                    Price; Premium Payments
19 ...........................      Reports; Voting Rights
20 ...........................      Not Applicable
21 ...........................      Summary; Contract Loans; Other Contract
                                    Provisions
22 ...........................      Other Contract Provisions
23 ...........................      Not Required
24 ...........................      Other Contract Provisions
25 ...........................      Allmerica Financial
26 ...........................      Not Applicable
27 ...........................      The Company
28 ...........................      Directors and Principal Officers
29 ...........................      The Company
30 ...........................      Not Applicable
31 ...........................      Not Applicable
32 ...........................      Not Applicable
33 ...........................      Not Applicable
34 ...........................      Not Applicable
35 ...........................      Distribution
36 ...........................      Not Applicable
37 ...........................      Not Applicable
38 ...........................      Summary; Distribution
39 ...........................      Summary; Distribution
40 ...........................      Not Applicable
41 ...........................      The Company; Distribution
42 ...........................      Not Applicable
43 ...........................      Not Applicable
44 ...........................      Premium Payments; Contract Value and Cash
                                    Surrender Value
45 ...........................      Not Applicable
46 ...........................      Contract Value and Cash Surrender Value;
                                    Taxation of the Contracts
47 ...........................      The Company
48 ...........................      Not Applicable
49 ...........................      Not Applicable
50 ...........................      The Separate Account
51 ...........................      Cover Page; Summary; Charges and Deductions;
                                    The Contract; Contract Termination and
                                    Reinstatement; Other Contract Provisions
52 ...........................      Addition, Deletion or Substitution of
                                    Investments
53 ...........................      Taxation of the Contracts
54 ...........................      Not Applicable
55 ...........................      Not Applicable
56 ...........................      Not Applicable
57 ...........................      Not Applicable
58 ...........................      Not Applicable
59 ...........................      Not Applicable

            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACTS
       FUNDED THROUGH TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-2
                OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


Transamerica Occidental Life Separate Account VUL-2 ("Separate Account") is a separate investment account of Transamerica Occidental Life Insurance Company ("Transamerica"). Transamerica issues the Transamerica Lineagesm modified single payment variable life insurance contracts ("Contracts") described in this prospectus.


You may direct your payments, as well as any value accumulated under the Contract, among sub-accounts of the Separate Account or to the Fixed Account, or to both. At any time, you may have value in up to seventeen (17) sub-accounts plus the Fixed Account. The money you place in each sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each sub-account will vary in accordance with the investment performance of the portfolio in which that sub-account invests. You bear the entire investment risk for all assets you place in the sub-accounts. This means that, depending on market conditions, the amount you invest in the sub-accounts may increase or decrease. Currently, you may choose among the following sub-accounts:

         Alger American Income & Growth     MFS VIT Growth with Income
         Alliance VPF Growth & Income       Morgan Stanley UF Fixed Income
         Alliance VPF Premier Growth        Morgan Stanley UF High Yield
       Dreyfus VIF Capital Appreciation   Morgan Stanley UF International Magnum
         Dreyfus VIF Small Cap              OCC Accumulation Trust Managed
         Janus Aspen Balanced               OCC Accumulation Trust Small Cap
         Janus Aspen Worldwide Growth       Transamerica VIF Growth Portfolio
         MFS VIT Emerging Growth            Transamerica VIF Money Market
         MFS VIT Research

Contract Owners may, within limits, choose the amount of initial payment and vary the frequency and amount of future payments. The Contract allows partial withdrawals within limits and full surrender of the Contract's surrender value. The Contracts are not suitable for short-term investment because of the substantial nature of the surrender charge.


Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain circumstances described in "TAXATION OF THE CONTRACTS." If the contract is classified as a modified endowment contract, any policy loan, partial withdrawal or surrender may result in adverse tax consequences and/or penalties. A loan, distribution or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. Death benefits under a modified endowment contract, however, are generally not subject to federal income tax. See "TAXATION OF THE CONTRACTS."


IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CONTRACT. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF EACH OF THE PORTFOLIOS. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACTS ARE OBLIGATIONS OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND ARE DISTRIBUTED BY TRANSAMERICA SECURITIES SALES CORPORATION. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE POLICIES ARE NOT INSURED BY THE U. S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE CONTRACTS ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.

THIS PROSPECTUS SETS FORTH THE INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A CONTRACT. YOU SHOULD RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE PORTFOLIOS. THE PORTFOLIO PROSPECTUSES SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.


                                              Dated February 1, 1999

TABLE OF CONTENTS

SPECIAL TERMS...........................................................
SUMMARY.................................................................
PERFORMANCE INFORMATION.................................................
DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNT, AND UNDERLYING FUNDS......
THE CONTRACT............................................................
      Applying for a Contract...........................................
      Free Look Period..................................................
      Conversion Privilege..............................................
      Payments..........................................................
      Allocation of Payments............................................
      Transfer Privilege................................................
      Death Benefit.....................................................
      Guaranteed Death Benefit Rider....................................
      Contract Value....................................................
      Payment Options...................................................
      Optional Insurance Benefits.......................................
      Surrender.........................................................
      Partial Withdrawal................................................
CHARGES AND DEDUCTIONS..................................................
      Monthly Deductions................................................
      Daily Deductions..................................................
      Surrender Charge..................................................
      Partial Withdrawal Costs..........................................
      Transfer Charges..................................................
CONTRACT LOANS..........................................................
CONTRACT TERMINATION AND REINSTATEMENT..................................
OTHER CONTRACT PROVISIONS...............................................
TAXATION OF THE CONTRACTS...............................................
      The Company and The Separate Account..............................
      Taxation of The Contracts.........................................
VOTING RIGHTS...........................................................
DIRECTORS AND PRINCIPAL OFFICERS........................................
DISTRIBUTION............................................................
REPORTS.................................................................
SERVICES................................................................
LEGAL PROCEEDINGS.......................................................
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.......................
PREPARING FOR YEAR 2000....................................
FURTHER INFORMATION.....................................................
MORE INFORMATION ABOUT THE FIXED ACCOUNT................................
INDEPENDENT ACCOUNTANTS.................................................
FINANCIAL STATEMENTS....................................................
UNAUDITED FINANCIAL STATEMENTS..........................................

APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE.......................A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...............................B-1
APPENDIX C -- PAYMENT OPTIONS...........................................C-1
APPENDIX D -- ILLUSTRATIONS.............................................D-1

                                                   SPECIAL TERMS

AGE: how old the Insured is on his or her last birthday measured on the date of issue and each Contract anniversary, thereafter.

ATTAINED AGE: the Insured's age as of the Insured's birthday closest to the start of the Contract year of determination. Attained age is used in the calculation of the guideline minimum sum insured. For Second-to-Die Contracts, the attained age used is that of the younger Insured, even if the younger Insured is the first of the two Insureds to die.

BENEFICIARY: the person or persons you name to receive the net death benefit when the Insured dies.

CONTRACT OWNER: the person who may exercise all rights under the Contract, with the consent of any irrevocable beneficiary. "You" and "your" refer to the Contract Owner in this prospectus.

CONTRACT VALUE: the total value of your Contract. It is the SUM of the:

    - Value of the units of the sub-accounts credited to your Contract; PLUS

    - Accumulation in the Fixed Account credited to the Contract.

DATE OF DEFAULT: the first day of the grace period.


DATE OF ISSUE:  the date the  Contract  was  issued.  It is used to measure  the
monthly   processing  date,   Contract  months,   Contract  years  and  Contract
anniversaries.

DEATH BENEFIT: the amount payable when the Insured dies before the Maturity Date, before deductions for any outstanding loan and due and unpaid partial withdrawals, withdrawal transaction fees, applicable surrender charges, and monthly deductions.

EVIDENCE OF INSURABILITY: information, including medical information, that we use to decide whether to issue the requested coverage, to determine the underwriting class for the person insured, or to determine whether the Contract may be reinstated.

FACE AMOUNT: the amount of insurance coverage. The face amount is shown in your Contract.

FINAL PAYMENT DATE: the Contract anniversary immediately before the Insured's 100th birthday or, for a Second-to-Die Contract, the younger insured's 100th birthday. No payments may be made by you after this date. No monthly deductions will be deducted from the Contract Value after this date. Generally, the net death benefit after this date will equal 101% of the Contract Value minus any outstanding loan, except as otherwise provided under the Guaranteed Death Benefit Rider.

FIXED ACCOUNT: an account that is a part of the General Account and that guarantees a fixed interest rate.

FORECLOSURE: the reclassification of an outstanding loan at the end of the grace period if (a) the Contract lapses with an outstanding loan, and the Contract is subsequently terminated at the end of the grace period; or (b) the outstanding loan is in default, and the excess outstanding loan is not paid back by the end of the grace period, resulting in the termination of the Contract.

GENERAL ACCOUNT: all our assets other than those held in separate investment accounts.

GRACE PERIOD: the 62-day period beginning on (a) the monthly processing date on which the surrender value is less than zero (0) and the Contract lapses; or (b) the date on which the outstanding loan exceeds the Contract Value less surrender charges.

GUIDELINE MINIMUM SUM INSURED: the minimum death benefit required to qualify the Contract as "life insurance" consistent with federal tax laws. The guideline minimum sum insured is the PRODUCT of

    - The Contract Value TIMES


    - A percentage based on the Insured's attained age, listed in Appendix A.


GUIDELINE SINGLE PREMIUM: used to determine the face amount under the Contract.

INSURANCE PROTECTION AMOUNT:  the death benefit less the Contract Value.

INSURED: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

INTERNAL REVENUE CODE OR CODE: the Internal Revenue Code of 1986, as amended, and rules and regulations.

LOAN VALUE: the maximum amount you may borrow under the Contract.

MATURITY DATE: the Contract anniversary immediately before the Insured's 115th birthday. If there are two insureds, the younger insured's 115th birthday is used.

MONTHLY DEDUCTIONS: the amount of money that we deduct from the Contract Value each month to pay for the Administration Charge, Monthly Insurance Protection Charge, Distribution Fee and the Tax Charge.

MONTHLY INSURANCE PROTECTION CHARGE: the amount of money that we deduct from the Contract Value each month to pay for the insurance and any riders.

MONTHLY PROCESSING DATE: the date, shown in your Contract, when monthly deductions are deducted.

NET DEATH BENEFIT: Through the final payment date the net death benefit is:

    - The death benefit; MINUS

    -Any outstanding loan, rider charges and monthly deductions due and unpaid through the Contract month in which the Insured dies, as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.

After the final payment date, if the Guaranteed Death Benefit Rider is NOT in effect, the net death benefit is:


    -Guideline minimum sum insured; MINUS


    -Any outstanding loan through the Contract month in which the Insured dies as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.


If the Guaranteed Death Benefit Rider is in effect after the final payment date, the net death benefit will be either the face amount as of the final payment date or the Guideline minimum sum insured as of the date due proof of death is received by the Company, whichever is greater, reduced by any outstanding loan through the Contract month in which the Insured dies.


OUTSTANDING LOAN: all unpaid Contract loans plus loan interest due or accrued.

PORTFOLIO:   a  mutual  fund  investment  portfolio  in  which  a  corresponding sub-account invests.

PRO RATA ALLOCATION: an allocation among the Fixed Account and the sub-accounts of the Separate Account in the same proportion that, on the date of allocation, the portion of the Contract Value in the Fixed Account (other than value subject to outstanding loan) and the portion of the Contract Value in each sub-account bear to the total Contract Value.

SECOND-TO-DIE: the Contract may be issued as a joint survivorship ("Second-to-Die") Contract. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

SEPARATE ACCOUNT: Transamerica Occidental Life Separate Account VUL-2 of Transamerica Occidental Life Insurance Company, one of our separate investment accounts.

SUB-ACCOUNT: a subdivision of the Separate Account investing exclusively in the shares of a portfolio.

SURRENDER VALUE: the amount payable on a full surrender. It is the Contract Value less any outstanding loan and surrender charges.

TRANSAMERICA: Transamerica Occidental Life Insurance Company. "We", "our", "us" and "Company" refer to Transamerica in this Prospectus.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly insurance protection charge.

UNIT: a measure of your interest in a sub-account.

VALUATION DATE: any day on which the net asset value of the shares of any portfolio and unit values of any sub-accounts are computed. Valuation dates currently occur on:

    -  Each day the New York Stock Exchange is open for trading; and

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a portfolio's securities so that the current net asset value of the sub-accounts may be materially affected.

VALUATION PERIOD: the interval between two consecutive valuation dates.

VARIABLE LIFE SERVICE CENTER: our office at 440 Lincoln Street, Worcester, Massachusetts 01653. Our mailing address for all written requests and other correspondence is: Transamerica Occidental Life Insurance Company, Variable Life Service Center, P.O. Box 8990, Boston, Massachusetts 02266-8990. Our address for express mail packages is: Transamerica Occidental Life Insurance Company, Variable Life Service Center, 2 Heritage Drive, Quincy, Massachusetts 02171. Our customer service telephone number is (800) 782-8315.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Variable Life Service Center.

                                                      SUMMARY

This summary provides a brief overview of the more significant aspects of the Contract. The prospectus and the Contract provide further detail. The Contract provides insurance protection for the named beneficiary. We do not claim that the Contract is similar or comparable to an investment plan of a mutual fund. The Contract and its attached application are the entire agreement between you and Transamerica.

WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets on a tax-deferred basis. Benefits available through the Contract include:

         - A life insurance benefit that can protect your family or other heirs;

         - Payment options that can guarantee an income for life;

         - A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

         - Experienced professional investment advisers; and

         - Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. Unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Contract. The beneficiary is the person who receives the net death benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the net death benefit to the beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die Contract, the net death benefit will be paid on the death of the last surviving Insured.

Through the final payment date, the death benefit is either the face amount (the amount of insurance determined by your payment) or the minimum death benefit provided by the guideline minimum sum insured, whichever is greater. The net death benefit is the death benefit less any outstanding loan, rider charges and monthly deductions due and unpaid through the Contract month in which the Insured dies, as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.


After the final payment date, if the Guaranteed Death Benefit Rider is NOT in effect, the net death benefit is guideline minimum sum insured less any outstanding loan, and any due and unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges. The beneficiary may receive the net death benefit in a lump sum or under one of the Company's benefit payment options.

If the Guaranteed Death Benefit Rider is in effect on the final payment date, a Guaranteed Death Benefit will be provided unless the Rider is subsequently terminated. The Guaranteed Death Benefit will be either the face amount as of the final payment date or guideline minimum sum insured as of the date due proof of death is received by the Company, whichever is greater. The net death benefit will be the death benefit reduced by any outstanding loan through the Contract month in which the insured dies. For more information, see "Guaranteed Death Benefit Rider" page xx.


CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as provided by state law) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire payment.

If your Contract does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account; PLUS

    - The value of the units in the Separate Account; PLUS

    - All fees, charges and taxes which have been imposed.

Your refund will be determined as of the valuation date that your written request is received at our Variable Life Service Center.

WHAT ARE MY INVESTMENT CHOICES?

The Contract gives you an opportunity to select among a number of investment options, including sub-accounts and a Fixed Account. The sub-accounts invest in seventeen portfolios from eight mutual fund families, and offer a wide range of investment objectives. The available sub-accounts are as follows:

         Alger American Income & Growth     MFS VIT Growth with Income
         Alliance VPF Growth & Income       Morgan Stanley UF Fixed Income
         Alliance VPF Premier Growth        Morgan Stanley UF High Yield
       Dreyfus VIF Capital Appreciation   Morgan Stanley UF International Magnum
         Dreyfus VIF Small Cap              OCC Accumulation Trust Managed
         Janus Aspen Balanced               OCC Accumulation Trust Small Cap
         Janus Aspen Worldwide Growth       Transamerica VIF Growth Portfolio
         MFS VIT Emerging Growth            Transamerica VIF Money Market
         MFS VIT Research

This range of investment choices allows you to allocate your money among the sub-accounts to meet your investment needs. You may allocate payments and value among up to seventeen (17) sub-accounts and the Fixed Account. If your Contract provides for a full refund under its "Right to Examine Contract" provision as required in your state, after the Contract is issued by us we will allocate all sub-account investments to the sub-account investing in the Money Market Portfolio of Transamerica Variable Insurance Fund, Inc., until the end of four calendar days plus the number of days under the state free look period (usually 10 days, but longer under some circumstances). After this, we will allocate all amounts to the sub-accounts as you have chosen.

The Contract also offers a Fixed Account, which provides a guaranteed minimum interest rate of 4% annually on amounts allocated to the Fixed Account. We may declare a higher rate. The Fixed Account is part of the General Account of Transamerica. Amounts in the Fixed Account do not vary with the investment performance of a portfolio. See "MORE INFORMATION ABOUT THE FIXED ACCOUNT" at page xx.

WHAT ARE THE INVESTMENT OBJECTIVES OF THE PORTFOLIOS?

A summary of investment objectives of the portfolios is set forth below. See "The Portfolios" at page xx for more information. Before investing, read carefully the profiles or prospectuses of the portfolios that accompany this Prospectus. Statements of Additional Information for the portfolios are available without charge on request. There is no guarantee that the investment objectives of the portfolios will be achieved. The Contract Value may be less than the aggregate payments made to the Contract.


The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc. seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc. seeks growth of capital by pursuing aggressive investment policies.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc. seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies securities, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc. seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc. seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in European, Australian, and Far East (EAFE) countries.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion.


The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks long-term capital growth.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal.


CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS AND THE FIXED ACCOUNT?

Yes. You may transfer Contract Value among the sub-accounts and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Contract. You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more sub-accounts. See TRANSFER PRIVILEGE.

The first 18 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Contract requires a single payment of at least $10,000 on or before the date of issue. Additional payment(s) of at least $10,000 may be made as long as the total payments do not exceed the maximum payment amount specified in the Contract. Additional payments may be accepted, subject to our underwriting approval if the payment would increase the death benefit.

WHAT IF I NEED MY MONEY?

You may borrow up to the loan value of your Contract. The maximum loan value is 90% of the result of Contract Value less surrender charges. You may also make partial withdrawals and you may surrender the Contract for its surrender value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0%. However, any portion of the outstanding loan that is a preferred loan will be credited interest at an annual rate not less than 5.50%.

We will allocate Contract loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro rata allocation. We will transfer the portion of the Contract Value in each sub-account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its surrender value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to partial withdrawal costs, including any applicable surrender charges. The face amount is proportionately reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000.

A loan, surrender or partial withdrawal may have tax consequences. See TAXATION OF CONTRACTS.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

Yes. There are several changes you can make after receiving your Contract, within limits. You may

    -    Cancel your Contract under its "Right to Cancel" provision;

    -    Transfer your ownership to someone else;

    -    Change the beneficiary;

    - Change the allocation for any additional payment, with no federal income tax consequences under current law;

    - Make transfers of the Contract Value among the Fixed Account and the sub-accounts, with no federal income taxes incurred under current law; and

    -    Add or remove certain optional insurance benefits provided by rider.

CAN I CONVERT MY CONTRACT INTO A NON-VARIABLE CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the date of issue. On conversion, we will transfer the portion of the Contract Value in the sub-accounts to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

Through the final payment date or, for the distribution fee and the tax charge, only for the first ten Contract years, we deduct the following monthly charges from the Contract Value:

    - 0.30% on an annual basis for the administrative expenses (see "Administration Charge" page _____);

    - A deduction for the cost of insurance, which varies depending on the type of Contract and underwriting class (see "Monthly Insurance Protection Charge" page );

    - 0.40% on an annual basis for
      distribution expenses deducted only during the first ten Contract years
      (see "Distribution Fee" page    );
and

    - 0.20% on an annual basis for federal,
      state and local taxes deducted only during the first ten Contract years (see "Tax Charge" page ).

The following daily charge is deducted from the Separate Account:

    - 0.80% on an annual basis for the mortality and expense risks (see "Mortality and Expense Risk Charge" page ).

The following charges and fees apply if you exercise certain Contract rights:

    - A $25 transfer charge for transfers in excess of eighteen (18) in a Contract year may be assessed. See
        Transfer Charges page ___.

    - During the first nine Contract years, adjusted for reinstatements, a surrender charge applies for surrenders and for partial withdrawals in excess of the "Free 10% Withdrawal" amount.

    - A withdrawal transaction fee for partial withdrawals may be assessed, equal to 2% of the amount withdrawn up to a $25 maximum.  Currently, no charge is imposed.
          See Partial Withdrawal Costs page ___.

There are also deductions from and expenses paid out of the assets of the portfolios that are described in the accompanying prospectuses.

WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS?

In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The levels of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses and total portfolio annual expenses of the portfolios for 1997, except where otherwise noted. For more information concerning these fees and expenses, see the prospectuses of the portfolios.

                               Portfolio Expenses
  (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                    Total
                                                                                                  Portfolio
                                                         Management            Other                Annual
                     Portfolio                            Fees (2)            Expenses             Expenses
Alger American Income & Growth                              0.63                0.11                 0.74
Alliance VPF Growth & Income                                0.63                0.09                 0.72
Alliance VPF Premier Growth                                 1.00                0.10                 1.10
Dreyfus VIF Capital Appreciation                            0.75                0.05                 0.80
Dreyfus VIF Small Cap                                       0.75                0.03                 0.78
Janus Aspen Balanced                                        0.77                0.06                 0.83
Janus Aspen Worldwide Growth                                0.66                0.08                 0.74
MFS VIT Emerging Growth                                     0.75                0.12                 0.87
MFS VIT Growth with Income                                  0.75                0.25                 1.00
MFS VIT Research                                            0.75                0.13                 0.88
Morgan Stanley UF Fixed Income                              0.00                0.70                 0.70
Morgan Stanley UF High Yield                                0.00                0.80                 0.80
Morgan Stanley UF International Magnum                      0.00                1.15                 1.15
OCC Accumulation Trust Managed                              0.80                0.07                 0.87
OCC Accumulation Trust Small Cap                            0.80                0.17                 0.97
Transamerica VIF Growth                                     0.62                0.23                 0.85
Transamerica VIF Money Market                               0.35                0.25                 0.60

Transamerica may receive payments from some or all of the portfolios or their advisers in varying amounts that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

Expense information regarding the portfolios has been provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. These figures are for the year ended December 31, 1997, except for the Transamerica VIF Money Market Portfolio, which are annualized estimates for the year 1998, the first year of operation for the portfolio. Actual expenses in future years may be higher or lower than these figures.

Notes to Portfolio Expenses Table:

(1) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1997 (except for the Transamerica VIF Money Market Portfolio, which is an estimate for the year 1998, the first year of operation  for the  portfolio).  The  expenses  shown  in the  table  reflect  a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable, except for Alliance VPF Premier Growth for which expenses shown are before waivers or reimbursements. It is anticipated that such waivers or reimbursements will continue for calendar year 1998, except for Alliance VPF Premier Growth, for which the management fee, other expenses and total portfolio annual expenses for 1998, without waivers or reimbursements, are estimated to be 1.00%, 0.08% and 1.08%, respectively. Without such waivers or reimbursements, the annual expenses for 1997 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                                  Total Portfolio
                                                                Management Fee        Other       Annual Expenses
          Portfolio                                                                  Expenses
          Janus Aspen Worldwide Growth                               0.72              0.09             0.81
          MFS VIT Growth with Income                                 0.75              0.35             1.10
          Morgan Stanley UF Fixed Income                             0.40              1.31             1.71
          Morgan Stanley UF High Yield                               0.80              0.88             1.68
          Morgan Stanley UF International Magnum                     0.80              1.98             2.78
          Transamerica VIF Growth                                    0.75              0.23             0.98

         Without expense reimbursements, the management fee, other expenses and total portfolio expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.35%, 0.45% and 0.80%, respectively. There were no fee waivers or expense reimbursements during 1997 for the Alger American Income and Growth Portfolio, Alliance VPF Growth and Income Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Dreyfus VIF Small Cap Portfolio, Janus Aspen Balanced Portfolio, MFS VIT Emerging Growth Portfolio, MFS VIT Research Portfolio, OCC Accumulation Trust Managed Portfolio or OCC Accumulation Trust Small Cap Portfolio.

(2) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided under "DESCRIPTION OF TRANSAMERICA, THE SEPARATE ACCOUNT, AND THE PORTFOLIOS - THE PORTFOLIOS" at page xx and in the prospectuses for the portfolios.

WHAT  CHARGES  WILL I  INCUR  IF I  SURRENDER  MY  CONTRACT  OR  MAKE A  PARTIAL
WITHDRAWAL?

The charges below apply only if you surrender your Contract or make partial withdrawals:

    - Surrender Charge -- This charge applies on full surrenders within the first nine Contract years. The surrender charge begins at 9.00% of the payment(s) withdrawn and decreases by 1% each Contract year until it is 0% at the start of the tenth Contract year. If you reinstate your Contract, however, the surrender charges which will apply upon reinstatement are those which were in effect on the date of default.

    -Partial Withdrawal Costs -- We deduct from the Contract Value a surrender charge on a withdrawal exceeding the "Free 10% Withdrawal," described below, on partial withdrawals taken during the first nine Contract years (adjusted as applicable for reinstatements).


Currently, we do not impose a withdrawal transaction fee. We reserve the right, however, to impose a withdrawal transaction fee equal to 2% of the amount withdrawn, not to exceed $25 for each partial withdrawal taken.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

If the Guaranteed Death Benefit Rider is not in effect on your Contract, the Contract will lapse if, on a monthly processing date, the surrender value is less than the monthly deductions due. If the Contract lapses, you will have a 62-day grace period in which to pay required premium. If sufficient premium is not paid by the end of the grace period, the Contract will terminate without value.

If the Guaranteed Death Benefit Rider is in effect on your Contract, the Contract will not lapse. If the Guaranteed Death Benefit Rider is terminated, however, your Contract may then lapse.

Additionally, whether the Guaranteed Death Benefit Rider is or is not in effect on the Contract, if the outstanding loan at any time exceeds the Contract Value minus the surrender charges, the outstanding loan will be in default. If the outstanding loan goes into default, you will have a 62-day grace period in which to pay back the excess outstanding loan. If you do not pay back the excess outstanding loan by the end of the grace period, the loan will be foreclosed and the Contract will terminate without value.

If the Guaranteed Death Benefit Rider is in effect on the Contract, the Guaranteed Death Benefit Rider will terminate if the loan is foreclosed. Once terminated, the Guaranteed Death Benefit Rider may not be reinstated.

Within limits, the Contract may be reinstated within three years from the date of default if it lapses or the outstanding loan is foreclosed.

See CONTRACT TERMINATION AND REINSTATEMENT, page , and THE CONTACT - Guaranteed Death Benefit Rider, page .

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, under Section 1035 of the Internal Revenue Code an exchange of (1) a life insurance contract entered into before June 21, 1988, or (2) a life insurance contract that is not itself a modified endowment contract will not cause the Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-out-first" basis. Also, a 10% federal penalty tax may be imposed on that part of a distribution that is includible in income. However, the net death benefit under the Contract is generally excludable from the gross income of the beneficiary. In some circumstances, federal estate tax may apply to the net death benefit or the Contract Value. See TAXATION OF THE CONTRACT, page ____.

                                              PERFORMANCE INFORMATION

The Contracts were first offered to the public in 1999. However, the Company may
advertise   "Total  Return"  and  "Average  Annual  Total  Return"   performance
information based on the periods that the portfolios have been in existence.

The portfolios are not available for purchase directly by the general public and are not the same as mutual funds that may have similar names that are sold directly to the public. There can be no assurance, and no representation is made, that the investment performance of the portfolios will be comparable to a fund with a similar name or same investment objective or adviser.

The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time when the portfolio was in existence, with all charges assumed to be those applicable to the sub-accounts and the portfolios.

Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the portfolio's return.

Performance information under the Contracts is net of portfolio expenses, monthly deductions and surrender charges. We take a representative Contract Owner and assume that:

    - The Insured is a male Age 55, standard (non-tobacco user) underwriting class, issued under simplified underwriting guidelines;

    - The Contract Owner had allocations in each of the sub-accounts for the portfolio durations shown; and

    - There was a full surrender at the end of the applicable period.

Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a portfolio's success in meeting its investment objectives.

We may compare performance information for a sub-account in reports and promotional literature to:

    - Standard & Poor's 500 Stock Index ("S&P 500");

    - Dow Jones Industrial Average ("DJIA");

    - Shearson Lehman Aggregate Bond Index;

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    - The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and portfolio management costs and expenses.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    - The advantages and disadvantages of investing in tax-deferred and taxable investments;

    - Customer profiles and hypothetical payment and investment scenarios;

    - Financial management and tax and retirement planning; and

    - Investment  alternatives  to  certificates  of deposit and other financial
      instruments,   including   comparisons   between  the  Contracts  and  the
      characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues but do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the portfolios.

                                                      TABLE I
AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1997, SINCE INCEPTION OF THE PORTFOLIOS NET OF PORTFOLIO EXPENSES, SUB-ACCOUNT CHARGES, ALL MONTHLY DEDUCTIONS (CHARGES) AND ASSUMING SURRENDER OF THE CONTRACT

The following performance information is based on the periods that the portfolios have been in existence. The data is net of expenses of the portfolios, all sub-account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is male, Age 55, standard (non-tobacco user) underwriting class; a single payment of $25,000 was made; the Contract was issued under simplified underwriting criteria; the entire payment was allocated to each sub-account individually; and there was a full surrender of the Contract at the end of the applicable period.


----------------------------------------------------------------------------------------------------------------------
                                                                                           10 Year or
                                                                                          Life of the       Number
                                                                                         Portfolio (if        of
                                                                                          Less than 10   Years Since
                                                                                          Years Since     Portfolio
                                                                              5 Year       Portfolio      Inception
                                                                              Average      Inception)      (if Less
                  Sub-Account                     Portfolio   1 Year Total    Annual     Average Annual    than 10
               Investing in the                   Inception      Return        Total      Total Return      Years)
            Corresponding Portfolio                 Date                      Return
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                    11/15/88       24.18%       14.15%         11.20%          9.13

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                       1/14/91       16.86%       16.02%         12.46%          6.96

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                        6/26/92       21.81%       17.79%         18.61%          5.52

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation                   4/05/93       16.18%         N/A          16.55%          4.74

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                              8/31/90        5.09%       22.82%         40.65%          7.34

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                               9/13/93       10.32%         N/A          12.86%          4.30

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                       9/13/93       10.37%         N/A          19.45%          4.30

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

MFS VIT Emerging Growth                            7/24/95       10.05%         N/A          18.43%          2.44

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

MFS VIT Growth with Income                        10/09/95       17.83%         N/A          22.25%          2.23

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

MFS VIT Research                                   7/26/95        8.60%         N/A          17.09%          2.44

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                     1/02/97       -1.57%         N/A          -1.57%          1.00

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                       1/02/97        1.96%         N/A          1.96%           1.00

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum             1/02/97                      N/A          -4.13%          1.00
                                                                 -4.13%

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed(1)                  8/01/88       10.51%       16.61%         17.58%          9.42

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap(2)                8/01/88       10.46%       11.37%         12.83%          9.42
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Transamerica  VIF Growth (3)                       2/26/69       34.17%       27.23%         22.79%          N/A

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                      1/01/98         N/A          N/A           N/A            N/A
----------------------------------------------------------------------------------------------------------------------


(1) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Managed Portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.




                                                     TABLE II
AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1997 SINCE INCEPTION OF THE PORTFOLIOS EXCLUDING
MONTHLY DEDUCTIONS (CHARGES) AND SURRENDER CHARGES

The following performance information is based on the periods that the portfolios have been in existence. The performance information is net of total portfolio expenses and all sub-account charges. THE DATA DOES NOT REFLECT
MONTHLY DEDUCTIONS (CHARGES) UNDER THE CONTRACTS OR SURRENDER CHARGES.

----------------------------------------------------------------------------------------------------------------------
                                                                                           10 Year or
                                                                                          Life of the       Number
                                                                                         Portfolio (if        of
                                                                                          Less than 10   Years Since
                                                                                          Years Since     Portfolio
                                                                              5 Year       Portfolio      Inception
                                                                              Average      Inception)      (if Less
                  Sub-Account                     Portfolio   1 Year Total    Annual     Average Annual    than 10
               Investing in the                   Inception      Return        Total      Total Return      Years)
            Corresponding Portfolio                 Date                      Return
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                    11/15/88       35.20%       16.47%         12.88%          9.13

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                       1/14/91       27.77%       18.33%         14.38%          6.96

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                        6/26/92       32.79%       20.09%         20.74%          5.52

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation                   4/05/93       27.07%         N/A          18.91%          4.74

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                              8/31/90       15.81%       25.11%         42.80%          7.34

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                               9/13/93       21.12%         N/A          15.35%          4.30

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                       9/13/93       21.18%         N/A          21.90%          4.30

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

MFS VIT Emerging Growth                            7/24/95       20.85%         N/A          22.47%          2.44

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

MFS VIT Growth with Income                        10/09/95       28.75%         N/A          26.55%          2.23

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

MFS VIT Research                                   7/26/95       19.37%         N/A          21.16%          2.44

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                     1/02/97        9.08%         N/A          9.08%           1.00

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                       1/02/97       12.66%         N/A          12.66%          1.00

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum             1/02/97        6.48%         N/A          6.48%           1.00

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed(1)                  8/01/88       21.32%       18.92%         19.36%          9.42

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Small Cap(2)                8/01/88       21.26%       13.70%         14.53%          9.42

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Transamerica  VIF Growth (3)                       2/26/69       45.33%       29.53%         24.64%          N/A

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Transamerica VIF Money Market                      1/01/98         N/A          N/A           N/A            N/A
----------------------------------------------------------------------------------------------------------------------

(1) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Managed Portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.


PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.


                                            DESCRIPTION OF TRANSAMERICA,
                                      THE SEPARATE ACCOUNT, AND THE PORTFOLIOS

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY. Transamerica Occidental Life Insurance Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1906. Transamerica is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. The home office of Transamerica is 1150 South Olive Street, Los Angeles, California 90015.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE SEPARATE ACCOUNT. Transamerica Occidental Life Separate Account VUL-2 ("Separate Account") was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996. The Separate Account is registered with the Securities and Exchange Commission ("SEC" or "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management of the investment practices or policies of the Separate Account.

The assets used to fund the variable part of the Contracts are set aside in the Separate Account. The assets of the Separate Account are owned by Transamerica, but they are held separately from our other assets. Section 10506 of the California Insurance Code provides that the assets of a separate account are not chargeable with liabilities arising out of any other business operation of the insurance company (except to the extent provided in the contracts and policies). Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to our other income, gains or losses. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of our General Account assets or any other separate account maintained by us.

The Separate Account currently has seventeen (17) sub-accounts available for investment, each of which invests solely in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion.

THE PORTFOLIOS. The portfolios are open-end management investment companies or portfolios of series, open-end management companies registered with the SEC under the 1940 Act and are usually referred to as mutual funds. This SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios. Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. These portfolios are not the same as mutual funds that may have very similar names that are sold directly to the public. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio as retained assets.

The  sub-accounts   available  under  the  Contracts  invest  in  the  following portfolios:

Income and Growth Portfolio of              The Alger American Fund

Growth and Income Portfolio and
Premier Growth Portfolio of        Alliance Variable Products Series Fund, Inc.

Capital Appreciation Portfolio and
Small Cap Portfolio of              Dreyfus Variable Investment Fund

Balanced Portfolio and
Worldwide Growth Portfolio of                        Janus Aspen Series

Emerging Growth Series,
Growth with Income Series and
Research Series of                                 MFS Variable Insurance Trust

Fixed Income Portfolio,
High Yield Portfolio and
International Magnum Portfolio of           Morgan Stanley Universal Funds, Inc.

Managed Portfolio and
Small Cap Portfolio of                               OCC Accumulation Trust

Growth Portfolio and
Money Market Portfolio
of                              Transamerica Variable Insurance Fund, Inc.

A summary of the investment objectives and policies of the portfolios is set forth below. Before investing, read carefully the prospectuses of the portfolios that accompany this prospectus. Statements of Additional Information for the portfolios are available without charge by contacting the Variable Life Service Center.

There is no guarantee that the investment objectives of the portfolios will be achieved. Contract Value may be more or less than the aggregate payments made to the Contract. The management fees listed below are fees specified in the applicable advisory contract (i.e., before any fee waivers). The portfolios' prospectuses contain more detailed information on the portfolios' investment objectives, restrictions, risks, expenses and Advisers.

The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. The Adviser will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Adviser:  Fred Alger Management, Inc.  Management Fee:  0.625%.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc. seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

Adviser:  Alliance Capital Management L.P.  Management Fee:  0.625%.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc. seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

Adviser:  Alliance Capital Management L.P.  Management Fee:  1%.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

Adviser:  The Dreyfus Corporation.  Sub-Adviser:  Fayez Sarofim & Co. Management
Fee: 0.75%.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which the Adviser believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Adviser:  The Dreyfus Corporation.  Management Fee:  0.75%.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The investment policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:   0.75%.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc. seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies securities, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.40% of the first $500 million plus 0.35% of the next $500 million plus 0.30% of the assets over $1 billion.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc. seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.50% of the first $500 million plus 0.45% of the next $500 million plus 0.40% of the assets over $1 billion.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc. seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

Adviser: Morgan Stanley Asset Management Inc. Management Fee: 0.80% of the first $500 million plus 0.75% of the next $500 million plus 0.70% of the assets over $1 billion.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of the first $400 million plus 0.75% of the next $400 million plus 0.70% of the assets over $800 million.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of the first $400 million plus 0.75% of the next $400 million plus 0.70% of assets over $800 million.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. The Growth Portfolio invests primarily in common stocks of growth companies that are considered by the Sub-Adviser to be premier companies. In the Sub-Adviser's view, characteristics of premier companies include one or more of the following: dominant market share; leading brand recognition; proprietary products or technology; low-cost production capability; and excellent management with shareholder orientation. The Sub-Adviser of the Portfolio believes in long-term investing and places great emphasis on the sustainability of the above competitive advantages. Unless market conditions indicate otherwise, the
Sub-Adviser also tries to keep the Portfolio fully invested in equity-type securities and does not try to time stock market movements. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

Adviser:   Transamerica   Occidental   Life  Insurance   Company.   Sub-Adviser:
Transamerica Investment Services, Inc. Management Fee: 0.75%.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal. The portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with remaining maturities of 13 months or less, including: obligations issued or guaranteed by the U. S. and foreign governments and their agencies and instrumentalities; obligations of U. S. and foreign banks, or their foreign branches, and U. S. savings banks; short-term corporate obligations, including commercial paper, notes and bonds; other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

Adviser:   Transamerica   Occidental   Life  Insurance   Company.   Sub-Adviser:
Transamerica Investment Services, Inc. Management Fee: 0.35%.


If there is a material change in the investment objective or policy of a portfolio, we will notify you of the change. If you have Contract Value allocated to that portfolio, you may reallocate the Contract Value to another portfolio or to the Fixed Account without charge. For you to exercise your rights, we must receive your written request within sixty (60) days of the later of the

         - Effective date of the material change in the investment objective or policy; or

         -  Receipt of the notice of your right to transfer.

                                                   THE CONTRACT

APPLYING FOR A CONTRACT

Individuals wishing to purchase a Contract must complete an application. We offer Contracts to individuals 89 years old and under. For applications for Second-to-Die Contracts, both proposed Insureds must be 89 years old or under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

A prospective Contract Owner may make a payment at the time the application is completed. The payment must be at least $10,000 and at least 80% of the guideline single premium for the face amount requested. Under these circumstances, we will issue a conditional receipt which provides fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are the completion of both parts of the application (to the extent required by our underwriting guidelines), completion of all underwriting requirements, and the proposed Insured must be insurable under Transamerica's rules for insurance under the Contract, in the amount, and in the underwriting class applied for in the application. After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

If you made the initial payment before the date we approve the application, we will allocate the payment to our Fixed Account within two business days of receipt of the payment at our Variable Life Service Center. IF WE ARE UNABLE TO ISSUE THE CONTRACT, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued, we will allocate your Contract Value within two days of the date we approve your application according to your allocation instructions. However, if your Contract provides for a full refund of payments under its "Right to Cancel" provision as required in your state (see THE CONTRACT -- "Free Look Period," below), we will initially allocate your sub-account investments to the sub-account investing in the Money Market portfolio. We will reallocate all amounts according to your investment choices no later than the expiration of four calendar days plus the number of days under the state free look period (usually 10 days, but longer in some circumstances).

If your initial payment is equal to the amount of the Guideline Single Premium, the contract will be issued with the Guaranteed Death Benefit Rider at no additional cost. If the Guaranteed Death Benefit Rider is in effect on the final payment date, a guaranteed net death benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is subsequently terminated. See THE CONTRACT -- "Death Benefit" -- "Guaranteed Death Benefit Rider," below. THE GUARANTEED DEATH BENEFIT RIDER MAY NOT BE AVAILABLE IN ALL JURISDICTIONS.

FREE LOOK PERIOD

The Contract provides for a free look period under the Right to Cancel provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire payment. If your Contract does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account; PLUS

    - The Contract Value in the sub-accounts; PLUS

    - All fees, charges and taxes which have been imposed.

We may delay a refund of any payment made by check until the check has cleared your bank. Your refund will be determined as of the Valuation Date that the Contract is received at our Variable Life Service Center.

CONVERSION PRIVILEGE

Within 24 months of the date of issue, you can convert your Contract into a non-variable Contract by transferring all Contract Value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Variable Life Service Center, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

The Contracts are designed for a large single payment to be paid by the Contract Owner on or before the date of issue. The minimum initial payment is $10,000. The initial payment is used to determine the face amount. The face amount will be determined by treating the payment as equal to 100% of the guideline single premium except as provided below.

You also indicate the desired face amount on the application. If the face amount specified exceeds 100% of the guideline single premium for the payment amount, the application will be amended and a Contract with a higher face amount will be issued. If the face amount specified is less than 80% of the guideline single premium for the payment amount, the application will be amended and a Contract with a lower face amount will be issued. The Contract Owner must agree to any amendment to the application.

Under our underwriting rules, the face amount must be based on 100% of the guideline single premium to be eligible for simplified underwriting and to qualify for the Guaranteed Death Benefit Rider.

Payments are payable to the Company. Payments may be made by mail to our Variable Life Service Center or through our authorized representative. Any additional payment, after the initial payment, is credited to the sub-accounts or Fixed Account on the date of receipt at the Variable Life Service Center .

The Contract limits the ability to make additional payments. Any additional payment(s) may not cause total payments to exceed the maximum payment on the specifications pages of your Contract. Additional payments may be accepted by us subject to our underwriting approval if the payment would increase the amount of the death benefit. No additional payment may be less than $10,000 without our consent except as necessary to keep a Contract in force.

Total payments may not exceed the current maximum payment limits under federal tax law. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of a payment that is greater than that amount. However, we will accept a payment needed to prevent Contract lapse during a Contract year. See CONTRACT TERMINATION AND REINSTATEMENT.

ALLOCATION OF PAYMENTS

In the application for your Contract, you decide the initial allocation of the payment among the sub-accounts and the Fixed Account. You may allocate the payment to one or more of the sub-accounts and/or the Fixed Account. You may allocate payment among up to seventeen (17) sub-accounts, plus the Fixed Account. The minimum amount that you may allocate to a sub-account or to the Fixed Account without our consent is 5.0% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of any future payment by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Contract Owner identify themselves by name and identify the Contract Owner by name, date of birth and Social Security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Variable Life Service Center.

The Contract Value in the sub-accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the death benefit. Review your allocations of Contract Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

At any time prior to the election of a benefit payment option, subject to our then current rules, you may transfer amounts among the sub-accounts or between a sub-account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.)

We will make transfers at your written request or telephone request, as described in THE CONTRACT -- ALLOCATION OF PAYMENTS. Transfers are effected at the value next computed after receipt of the transfer order.

The first 18 transfers in a Contract year are free. After that, we may deduct a transfer charge, not to exceed $25, from amounts transferred on each additional transfer in that Contract year.

Transfers involving the Fixed Account are currently permitted only if:

- - There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

- - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value.

These limitations do not apply to automatic transfers from the Fixed Account you elect to make under the Dollar Cost Averaging Option.

You may apply for  automatic  transfers  under either the Dollar Cost  Averaging
(DCA) option or the Automatic Account Rebalancing (AAR) option by submitting your written request to our Variable Life Service Center. Transfers under either DCA or AAR are generally effective on the 15th day of each scheduled month. If your written request is received by us prior to the 15th of the month, your option may begin as early as the 15th of the month in which we receive your request. Otherwise, your option may begin as early as the 15th of the following month. You may cancel your election of an option by written request at any time with regard to future transfers. The DCA option and the AAR option may not be effective at the same time on your Contract. If you elect one option and, at a later date, submit written request for the other option, your new written request will be honored, and the previously elected option will be automatically terminated.

Dollar Cost Averaging. This option allows you to systematically transfer a set dollar amount from a "source account" you select for your Contract on a monthly, quarterly, or semi-annual basis to one or more sub-accounts. You may choose either the Money Market sub-account or the Fixed Account as your "source account". The minimum amount of each DCA transfer from the "source account" is $100, and you may not have value in more than seventeen sub-accounts. The Dollar Cost Averaging option is designed to reduce the risk of your purchasing units only when the price of the units is high, but you should carefully consider your financial ability to continue the option over a long enough period of time to purchase units when their value is low as well as when they are high. The DCA option does not assure a profit or protect against a loss. The DCA option will terminate automatically when the value of your "source account" is depleted.

There is no additional charge for electing the DCA option. Transfers to the Fixed Account are not permitted under the DCA option. Transfers from the Fixed Account as the "source account" will not be subject to the limitations on transfers from the Fixed Account. We reserve the right to terminate the DCA option at any time and for any reason.

Automatic Account Rebalancing (AAR). Once your payments and requested transfers have been allocated among your sub-account choices, the performance of each sub-account may cause your allocation to shift such that the relative value of one or more sub-accounts is no longer consistent with your overall objectives. Under the Automatic Account Rebalancing option, the balances in your selected sub-accounts can be restored to the allocation percentages you elect on your written request by transferring values among the sub-accounts. You may not have value in more than seventeen sub-accounts. The minimum percentage allocation for each selected sub-account without our consent is 5%, and percentage allocations must be in whole numbers. The AAR option is available on a quarterly, semi-annual or annual basis. The minimum total amount of the transfers under the AAR option is $100 per scheduled date. If the total transfer amount would be less than $100, no transfer will occur on that scheduled date. The AAR option does not guarantee a profit or protect against a loss.

There is no additional charge for electing the AAR option. Transfers to or from the Fixed Account are not permitted under the AAR option. We reserve the right to terminate the AAR option at any time and for any reason.

The first automatic transfer for the elected option counts as one transfer toward the 18 free transfers allowed in each Contract year. Each subsequent automatic transfer for the elected option is free, and does not reduce the remaining number of transfers that are free in a Contract year.

The following transfers will not count toward the 18 free transfers:

    -    any transfers made for a conversion privilege;

    - transfers to or from the Money Market sub-account during the free-look period if your Contract provides for a full refund of payments under the free-look provision (see "THE CONTRACT - APPLYING FOR A CONTRACT");

    -    transfers because of a Contract loan or a Contract loan repayment; and

    -    transfers because of a material change in investment policy.

TRANSFER PRIVILEGES SUBJECT TO POSSIBLE LIMITS

All of the transfer privileges described above are subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum amount that may be transferred;

    - Minimum amount that may remain in a sub-account following a transfer from that sub-account;

    - Minimum period between transfers involving the Fixed Account; and

    - Maximum amounts that may be transferred from the Fixed Account.

These rules are subject to change by the Company.

DEATH BENEFIT

If the Contract is in force on the Insured's death, we will, with due proof of death, pay the net death benefit to the named beneficiary. For Second-to-Die Contracts, the net death benefit is payable on the death of the last surviving Insured. There is no death benefit payable on the death of the first Insured to die. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. (See OTHER CONTRACT PROVISIONS - "Delay of Benefit Payments.") The beneficiary may receive the net death benefit in a lump sum or under a benefit payment option, unless the benefit payment option has been restricted by the Contract Owner. (See APPENDIX C - BENEFIT PAYMENT OPTIONS.) The net death benefit is the amount of the death benefit reduced by certain amounts, as described below. The amount of the death benefit in some instances depends on whether the Guaranteed Death Benefit Rider is in effect on the Contract at the time of the Insured's death.

GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL JURISDICTIONS) - If at the time of issue the Contract Owner has made payments equal to 100% of the guideline single premium, a Guaranteed Death Benefit Rider will be added to the Contract at no additional charge, if the Rider is available in your state. The Contract will not lapse while the Guaranteed Death Benefit Rider is in force. The Guaranteed Death Benefit Rider will terminate (AND MAY NOT BE REINSTATED) on the first to occur of:

         -- Foreclosure of the outstanding loan;

         -- A request for a partial withdrawal or a loan after the final payment date; or

         --Your written request to terminate the Rider.


DEATH BENEFIT AND NET DEATH BENEFIT - Through the final payment date, the death benefit is equal to the GREATER of the:

         -- Face amount, or

         -- Guideline minimum sum insured.

Through the final payment date, the net death benefit is:

         -- The death benefit MINUS

         -- Any outstanding loan, rider charges and monthly deductions due and unpaid through the Contract month in which the Insured dies, as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.

If the Guaranteed Death Benefit Rider is in effect on the final payment date, and is not subsequently terminated, then the death benefit after the final payment date is the GREATER of:

         -- The face amount on the final payment date, or


         --The guideline minimum sum insured as of the date due proof of death is received by us.


The net death benefit after the final payment date if the Guaranteed Death Benefit Rider is in effect is:

         -- The death benefit MINUS

         -- Any outstanding loan, through the month in which the Insured dies.


If the Guaranteed Death Benefit Rider is NOT in effect, then the death benefit after the final payment date is the guideline minimum sum insured as of the date due proof of death is received by us.


The net death benefit after the final payment date if the Guaranteed Death Benefit Rider is NOT in effect is:

         -- The death benefit MINUS

         -- Any outstanding loan, through the month in which the Insured dies, as well as any unpaid partial withdrawals, withdrawal transaction fees, and applicable surrender charges.


GUIDELINE MINIMUM SUM INSURED -- The guideline minimum sum insured is a percentage of the Contract Value as set forth in APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE. The guideline minimum sum insured is computed based on federal income tax regulations to ensure that the Contract qualifies as a life insurance contract and that the insurance proceeds generally will be excluded from the gross income of the beneficiary.

ILLUSTRATION -- In this illustration, assume that the Insured is under the age of 40, and that there is no outstanding loan.

A Contract with a $100,000 face amount will have a death benefit of at least $100,000. However, because the death benefit must be equal to or greater than 265% of Contract Value, if the Contract Value exceeds $37,736 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Contract Value above $37,736 will increase the death benefit by $2.65. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $132,500 ($50,000 X 2.65); Contract Value of $60,000 will produce a guideline minimum sum insured of $159,000 ($60,000 X 2.65); and Contract Value of $75,000 will produce a guideline minimum sum insured of $198,750 ($75,000 X 2.65).

Similarly, if the Contract Value exceeds $37,736, each dollar taken out of the Contract Value will reduce the death benefit by $2.65. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $159,000 to $132,500. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the face amount, the death benefit will equal the face amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 200%. The death benefit would not exceed the $100,000 face amount unless the Contract Value exceeded $50,000 (rather than $37,736), and each dollar then added to or taken from Contract Value would change the death benefit by $2.00.

OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER) - Subject to state law and approval, you may elect to add the Option to Accelerate Death Benefits
(Living Benefits Rider) to your Contract. This rider is only available for Contracts providing insurance coverage on a single life. The rider is not available on Second-to-Die Contracts. There is no direct charge for this rider. The rider allows you to receive a portion of the net death benefit while the Insured is alive, subject to the conditions of the rider. You may submit a written request to receive the "living benefit" under this rider if the Contract is in force and a qualified physician certifies that the Insured has an illness or physical condition which is likely to result in the Insured's death within 12 months. You may receive the living benefit either in a single sum or in 12 equal payments. The option may only be exercised once under the Contract.

The amount you may receive is based on the "option amount". The option amount is the portion of the death benefit you elect to apply under the rider as an accelerated death benefit. The option amount must be at least $25,000 and may not exceed the smallest of

    - One-half of the death benefit on the date the option is elected; or - The amount that would reduce the face amount to our current minimum issue limit; or

    -    $250,000
The "living benefit" is the lump sum benefit under this rider and is the amount used to determine the monthly benefit under the rider. It is the actuarially calculated present value of the option amount adjusted to reflect the actuarial present value of lost future mortality charges and to reflect any outstanding loans. The methodology used in this calculation is on file with state departments of insurance, where required. Subject to state law, an expense charge of $150 will be deducted from the Contract Value if you exercise the option under this rider.

If you elect to exercise this option, your Contract will be affected as follows:

    -A portion of the outstanding loan will be deducted from the living benefit, while the remaining outstanding loan will continue in force;

    -  The Contract's death benefit will be decreased by the option amount; and

    - The Contract Value will be reduced in the same proportion as the reduction in the death benefit.

The portion of the outstanding loan which will be deducted from the living benefit will equal the outstanding loan times the option amount divided by the death benefit.

There will be no surrender charges assessed on the reduction in Contract Value.

If you elect to exercise this option, we will provide you with a written statement of the effect exercising this option will have on the values in your Contract, including the effect on the outstanding loan amount, the death benefit, and the surrender value. We will not distribute the living benefit to you until you authorize the distribution after we have provided this written statement.

The rider is intended to provide a qualified accelerated death benefit that is excludable from gross income for federal income tax purposes. Whether any tax liability may be incurred, however, depends upon a number of factors.


CONTRACT VALUE

The Contract Value is the total value of your Contract. It is the SUM of:

    - Your accumulation in the Fixed Account; PLUS

    - The value of your units in the sub-accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

    - Amount of your payment(s);

    - Interest credited in the Fixed Account;

    - Investment performance of the sub-accounts you select;

    - Partial withdrawals;

    - Loans, loan repayments and loan interest paid or credited; and

    - Charges and deductions under the Contract.

COMPUTING CONTRACT VALUE -- We compute the Contract Value on the date of issue and on each valuation date. On the date of issue, the Contract Value is:

    - Your payment plus any interest earned during the period it was allocated to the Fixed Account (see "THE CONTRACT -- APPLYING FOR A CONTRACT"); MINUS

    - The monthly deductions due.

On each valuation date after the date of issue, the Contract Value is the SUM of:

    - Accumulations in the Fixed Account; PLUS

    - The SUM of the PRODUCTS of:

       - The number of units in each sub-account; TIMES

       - The value of a unit in each sub-account on the valuation date.

THE UNIT -- We allocate each payment to the sub-accounts you selected. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Contract is the QUOTIENT of:

    - That part of the payment allocated to the sub-account; DIVIDED BY

     - The dollar value of a unit on the valuation date the payment is received at our Variable Life Service Center. (Prior to the end of the free-look period for your Contract, however, different rules may apply. See THE CONTRACT - APPLYING FOR A CONTRACT.)

The number of units will remain fixed unless changed by a split of unit value, transfer, transfer charge, loan, partial withdrawal or surrender. Also, monthly deductions taken from a sub-account will result in cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from valuation date to valuation date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the portfolio in which the sub-account invests. The value of each unit was set at $10.00 on the first valuation date of each sub-account (except that the value for the Money Market sub-account was set at $1.00).

The value of a unit on any valuation date is the PRODUCT of:

    - The dollar value of the unit on the preceding valuation date; TIMES

    - The net investment factor.

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a sub-account during the valuation period just ended. The net investment factor for each sub-account is the result of:

     - The net asset value per share of a portfolio held in the sub-account determined at the end of the current valuation period; PLUS

    - The per share amount of any dividend or capital gain distributions made by the portfolio on shares in the sub-account if the "ex-dividend" date occurs during the current valuation period; DIVIDED BY

    - The net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period; MINUS

    - The mortality and expense risk charge for each day in the valuation period at an annual rate of 0.80% of the daily net asset value of that sub-account.

The net investment factor may be more or less than one.

BENEFIT PAYMENT OPTIONS

The net death benefit payable may be paid in a single sum or under one or more of the benefit payment options then offered by the Company. Benefit payment options are paid from the General Account and are not based on the investment experience of the Separate Account. See "APPENDIX C - BENEFIT PAYMENT OPTIONS." These benefit payment options also are available at the maturity date or if the Contract is surrendered. If no election is made, we will pay the net death benefit in a single sum.

OPTIONAL INSURANCE BENEFITS

You may add an optional insurance benefit to the Contract by rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS. The cost of optional insurance benefits, if any, becomes part of the monthly insurance protection charge.

SURRENDER

You may surrender the Contract and receive its surrender value. The surrender value is:

    - The Contract Value; MINUS

    - Any outstanding loan and surrender charges.

We will compute the surrender value on the valuation date on which we receive your written request for surrender. We will deduct a surrender charge if you surrender the Contract within nine full Contract years of the date of issue. See CHARGES AND DEDUCTIONS -- "Surrender Charge." If you reinstate your Contract, however, your surrender charges upon reinstatement will be the charges which applied on the date of default, and Contract years will be adjusted accordingly. See CONTRACT TERMINATION AND REINSTATEMENT. The surrender value may be paid in a lump sum or under a benefit payment option then offered by us. See APPENDIX C - BENEFIT PAYMENT OPTIONS. We will normally pay the surrender value within seven days following our receipt of your written request. We may delay benefit payments under the circumstances described in OTHER CONTRACT PROVISIONS -- "Delay of Benefit Payments."

The surrender value will generally be includible in gross income to the extent that the surrender value plus any outstanding loan at the time of surrender exceeds the "tax basis" in the Contract. In addition, if the Contract is a modified endowment contract (MEC), a 10% federal tax penalty may apply to the taxable portion of the surrender value if the Contract Owner is less than 59 1/2 years old at the time of the distribution. See TAXATION OF THE CONTRACTS for important information about surrenders.

PARTIAL WITHDRAWAL

You may withdraw part of the Contract Value of your Contract on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a pro rata allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. The face amount is reduced proportionately based on the ratio of the amount of the partial withdrawal plus withdrawal transaction fees and applicable surrender charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the withdrawal transaction fee plus the applicable surrender charges. See CHARGES AND DEDUCTIONS -- "Surrender Charges" and CHARGES AND
DEDUCTIONS -- "Partial Withdrawal Costs." We will normally pay the partial withdrawal within seven days following our receipt of the written request. We may delay payment as described in OTHER CONTRACT PROVISIONS -- "Delay of Benefit Payments."

If the Contract is considered a modified endowment contract (MEC), a partial withdrawal will be includible in gross income on an "income-out-first" basis. Additionally, a 10% federal tax penalty may apply to the taxable portion of a partial withdrawal if the Contract Owner is less than 59 1/2 years old at the time of the distribution. See TAXATION OF THE CONTRACTS for important information about partial withdrawals.

                                              CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

MONTHLY DEDUCTIONS

On the monthly processing date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. No monthly deductions will be taken after the final payment date or, for the Distribution Fee and the Tax Charge, after the end of the tenth Contract year. This monthly deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling units from each applicable sub-account in the ratio that the portion of the Contract Value in the sub-account bears to the Contract Value. The amount of the monthly deduction will vary from month to month. If the Contract Value is not sufficient to cover the monthly deduction which is due, the Contract may lapse. (See CONTRACT TERMINATION AND REINSTATEMENT.)
The monthly deduction is comprised of the following charges:


- - ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.30% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- - MONTHLY INSURANCE PROTECTION CHARGE: Immediately after the Contract is issued the death benefit will be greater than the payment. While the Contract is in force, the death benefit generally will be greater than the payment(s). To enable us to pay this excess of the death benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the underwriting class of the insured. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables (Age Last Birthday), Tobacco User or Non-Tobacco User (males rates are used for unisex Contracts and Mortality Table D for Second-to-Die Contracts) and the Insured's sex and Age. There are appropriate adjustments in the rates for non-standard ratings. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insureds of the same Age, sex and underwriting class whose Contracts have been in force for the same period.

The underwriting class of an Insured will affect the insurance protection rate. We currently place Insureds into standard underwriting classes and non-standard underwriting classes. The underwriting classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of 18 at the date of issue in a standard or non-standard underwriting class. We will then classify the Insured as a non-tobacco user when the Insured reaches age 18.

We also charge different current monthly insurance protection rates depending upon whether the Contract was issued based on simplified underwriting criteria or, instead, was issued based on full underwriting. For example, the rates charged for a standard, non-tobacco user underwriting class will differ between individuals in that class covered under Contracts issued on a simplified underwriting basis compared to individuals in that class covered under Contracts issued on a fully underwritten basis.

Currently, simplified underwriting applies to all applications which meet all of the following conditions:


     - The Insured (younger Insured for Second-to-Die applications) is at least 30 years old but not older than 80 on the date of issue;

    -    The premium paid is 100% of the guideline single premium;

     - - The premium is at least $10,000 but not more than the maximum permitted under our current

                                 No adverse health  conditions  are  Information
                                disclosed on the application and received by us from the Medical Information Bureau, Inc. (MIB) is consistent with our current simplified underwriting guidelines.


                             Any application which does not meet all of the conditions listed above will be fully underwritten. We may change our simplified underwriting criteria at any time.

                            - - DISTRIBUTION FEE: During the first ten Contract years, we make a monthly deduction to compensate us for a portion of the sales expenses which are incurred by us with respect to the Contracts. This charge is equal to an annual rate of 0.40% of the Contract Value.

                            - - TAX CHARGE: During the first ten Contract years, we make a monthly deduction to partially compensate us for state and local premium taxes, and federal income tax treatment of Deferred Acquisition Costs. This charge is equal to an annual rate of 0.20% of Contract Value. Premium tax rates vary from state to state and are a percentage of payments made by Contract Owners to us. Currently, rates in the fifty states and the District of Columbia range between 0.75% and 3.5%. Since we are subject to retaliatory tax, the effective premium tax for us typically ranges between 2.35% and 3.5%. Typically, we pay premium taxes (including retaliatory tax) in all jurisdictions, but the Tax Charge will be deducted, even if we are not subject to premium or retaliatory tax in a state. The Company does not intend to profit from this charge.

                            - - RIDER CHARGES:  any
                            charges for riders are
                            deducted monthly.
                            Currently we do not
                            impose any charges for
                            riders available under
                            the Contract.

                            - - DAILY DEDUCTIONS: We assess each sub-account with a charge for mortality and expense risks we assume. Portfolio expenses are also reflected in the Separate Account.

                            - - MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at an annual rate of 0.80% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts.

                            The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

                            - - PORTFOLIO EXPENSES: The value of the units of the sub-accounts will reflect the investment advisory fee and other expenses of the portfolios whose shares the sub-accounts purchase. The prospectuses and statements of additional information of the portfolios contain more information concerning the fees and expenses.

                            No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes. See TAXATION OF THE CONTRACTS.

                            SURRENDER CHARGE

                            The Contract's contingent surrender charge is a deferred sales charge and an unrecovered tax charge. The deferred sales charge compensates us for distribution expenses, including commissions to our representatives, advertising and the printing of prospectuses and sales literature.

--------------------------- -------------------------- -------------------------- --------------------------
      Contract Year             Surrender Charge             Contract Year            Surrender Charge
--------------------------- -------------------------- -------------------------- --------------------------
--------------------------- -------------------------- -------------------------- --------------------------
            1                          9%                          6                         4%
--------------------------- -------------------------- -------------------------- --------------------------
--------------------------- -------------------------- -------------------------- --------------------------
            2                          8%                          7                         3%
--------------------------- -------------------------- -------------------------- --------------------------
--------------------------- -------------------------- -------------------------- --------------------------
            3                          7%                          8                         2%
--------------------------- -------------------------- -------------------------- --------------------------
--------------------------- -------------------------- -------------------------- --------------------------
            4                          6%                          9                         1%
--------------------------- -------------------------- -------------------------- --------------------------
--------------------------- -------------------------- -------------------------- --------------------------
            5                          5%                         10+                        0%
--------------------------- -------------------------- -------------------------- --------------------------


The surrender charge applies for nine Contract years. (See REINSTATEMENT, however for how surrender charges and applicable Contract years are adjusted if a contract is reinstated.) We impose the surrender charge only if, during its duration, you request a full surrender or a partial withdrawal in excess of the free withdrawal amount.


PARTIAL WITHDRAWAL COSTS - SURRENDER CHARGES AND WITHDRAWAL TRANSACTION FEES.

A surrender charge may be deducted from Contract Value due to partial withdrawal. However, in any Contract year, you may withdraw, without a surrender charge, up to:

    - 10% of the Contract Value; MINUS

    - The total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal").

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if only 8% of Contract Value were withdrawn in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

We impose any applicable surrender charge on any withdrawal greater than the Free 10% Withdrawal.

Currently,   we  do  not  impose  a  withdrawal   transaction  fee  for  partial
withdrawals. We reserve the right to impose a withdrawal transaction fee of 2.0% of the amount withdrawn, not to exceed $25.

TRANSFER CHARGES

The first 18 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer for the elected option counts as one transfer. Each future automatic transfer for the elected option is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Contract Value is free and does not count as one of the 18 free transfers in a Contract year:

    - A conversion within the first 24 months from date of issue;

    - A transfer to the Fixed Account to secure a loan;

    - A transfer from the Fixed Account as a result of a loan repayment;

    - A reallocation of value in the Money Market sub-account as described above under "THE CONTRACT - Applying for a Contract"; and

    - A transfer made because of a material change in investment policy.

                                                  CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the loan value. The maximum loan value is 90% of the result of Contract Value less surrender charges. Contract Value equal to the outstanding loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

The minimum loan amount is $1,000. The maximum loan amount is the loan value minus any outstanding loan. We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in "OTHER CONTRACT PROVISIONS -- Delay of Payments."

We will allocate the loan among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro rata allocation. We will transfer the portion of the Contract Value in each sub-account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

PREFERRED LOAN OPTION

Any portion of the outstanding loan that represents (1) earnings in this Contract, (2) a loan from an exchanged life insurance policy that was carried over to this Contract, or (3) the gain in the exchanged life insurance policy that was carried over to this Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy, less any policy loan carried over, which will be eligible for preferred loan treatment is as follows:

------------------- ------------------ ------------------ ------------------ ---------------- ----------------
    Beginning           Unloaned          Beginning           Unloaned         Beginning         Unloaned
 of Contract Year    Gain Available    of Contract Year    Gain Available     of Contract     Gain Available
                                                                                  Year
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
        1                  0%                  6                 50%               11+             100%
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
        2                  10%                 7                 60%
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
        3                  20%                 8                 70%
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
        4                  30%                 9                 80%
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
------------------- ------------------ ------------------ ------------------ ---------------- ----------------
        5                  40%                10                 90%
------------------- ------------------ ------------------ ------------------ ---------------- ----------------

The annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

There is some uncertainty as to the tax treatment of preferred loans. Consult a qualified tax adviser. See TAXATION OF THE CONTRACTS.

LOAN INTEREST CHARGED

Interest accrues daily at the annual rate of 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the outstanding loan by transferring the portion of the Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Contract lapse or foreclosure and before the maturity date. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Separate Account cannot exceed that portion of the Contract Value previously transferred from the Separate Account to secure the outstanding loan.

If the outstanding loan exceeds the Contract Value less the surrender charge, the outstanding loan will be in default and the Contract will enter a grace period. We will mail a notice of default and minimum required payment to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See CONTRACT TERMINATION AND REINSTATEMENT.

EFFECT OF CONTRACT LOANS

Contract loans will permanently affect the Contract Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan.

We will deduct any outstanding loan from the proceeds payable when the Insured dies or from a surrender.

If the outstanding loan on your Contract exceeds the Contract Value minus surrender charges, the Contract will be in default. There is no charge imposed solely because the Contract goes into default. If you do not pay the required premium within the grace period, however, the Contract will terminate without value.

If you have an outstanding loan, decreases in Contract Value, including decreases due to negative investment results in your sub-account allocations, could result in default of your Contract. If you have an outstanding loan and do not pay loan interest when due, unpaid interest will be added to your loan and will bear interest at the same rate. If your investment gains are not sufficient, the outstanding loan could be greater than your Contract Value minus surrender charges, resulting in your Contract going into default.

In the event the Contract lapses or is otherwise terminated while a loan is outstanding, the loan is foreclosed and this foreclosure will be treated as cash received from the Contract for income tax purposes. See TAXATION OF THE CONTRACTS.

If the Contract is considered a modified endowment contract (MEC), a loan taken from the Contract will be includible in gross income on an "income-out-first" basis. Additionally, a 10% federal tax penalty may apply to the taxable portion of a loan if the Contract Owner is less than 59 1/2 years old at the time of the distribution.
See TAXATION OF THE CONTRACTS for important information about loans.


                                      CONTRACT TERMINATION AND REINSTATEMENT

CONTRACT LAPSE AND TERMINATION

 If the Guaranteed Death Benefit Rider is not in effect on your Contract, the Contract will lapse if, on a monthly processing date, the surrender value is less than the monthly deductions due. If the Contract lapses, you will have a 62-day grace period in which to pay required premium. If sufficient premium is not paid by the end of the grace period, the Contract will terminate without value.

If the Guaranteed Death Benefit Rider is in effect on your Contract, the Contract will not lapse. If the Guaranteed Death Benefit Rider is terminated, however, your Contract may then lapse.

Additionally, whether the Guaranteed Death Benefit Rider is or is not in effect on the Contract, if the outstanding loan at any time exceeds the Contract Value minus the surrender charges, the outstanding loan will be in default. If the outstanding loan goes into default, you will have a 62-day grace period in which to pay back the excess outstanding loan. If you do not pay back the excess outstanding loan by the end of the grace period, the loan will be foreclosed and the Contract will terminate without value.

If the Guaranteed Death Benefit Rider is in effect on the Contract, the Guaranteed Death Benefit Rider will terminate if the loan is foreclosed. Once terminated, the Guaranteed Death Benefit Rider may not be reinstated.
See THE CONTACT - Guaranteed Death Benefit Rider.

REINSTATEMENT

A terminated Contract may be reinstated within three years (or such other time period required by state law) of the date of default and before the final payment date (or, before the maturity date if the default occurred because the outstanding loan exceeded the Contract Value less surrender charges). The reinstatement takes effect on the monthly processing date following the date you submit to us:

    - Written application for reinstatement;

    - Evidence of insurability showing that the Insured is insurable according to our current underwriting rules;

    - A payment that is large enough to cover the cost of all Contract charges and deductions that were due and unpaid during the grace period;

    - A payment that is large enough to keep the Contract in force for three months; and

    - A payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated. The Guaranteed Death Benefit Rider may not be reinstated.

SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the Contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default. The remaining period during which surrender charges apply, as well as the percentage charge applicable, will be adjusted accordingly.

CONTRACT  VALUE  ON   REINSTATEMENT  --  The  Contract  Value  on  the  date  of reinstatement is:

    - The payment made to reinstate the Contract and interest earned from the date the payment was received at our Variable Life Service Center; PLUS

    - The Contract Value less any outstanding loan on the date of default; MINUS

    - The monthly deductions due on the date of reinstatement.

You may reinstate any outstanding loan.

                                             OTHER CONTRACT PROVISIONS

CONTRACT OWNER

The Contract Owner named on the specification pages of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable beneficiary.

BENEFICIARY

The beneficiary is the person or persons to whom the net death benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. An irrevocable beneficiary may only be changed with the consent of the irrevocable beneficiary. If no beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally, unless the Contract Owner has requested otherwise.

ASSIGNMENT

You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Variable Life Service Center. When recorded, the assignment will take effect on the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING CONTRACT PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE THE CONTRACT

Except for fraud (unless such defense is prohibited by state law) or non-payment of premium, we cannot challenge the validity of your Contract if the Insured was alive after the Contract has been in force for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident. We may also challenge the validity of your Contract for two years from the effective date of : (1) any change in underwriting class that you request; and (2) any reinstatement.

SUICIDE

The net death benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the date of issue. Instead, we will pay the beneficiary all payments made for the Contract, without interest, less any outstanding loan and partial withdrawals.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is not correctly stated in the Contract application, we will adjust the death benefit and the face amount under the Contract to reflect the correct Age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct Age or sex. We will not reduce the death benefit to less than the guideline minimum sum insured. For a unisex Contract, there is no adjusted benefit solely for misstatement of sex. No adjustment will be made if the Insured dies after the final payment date, if the Guaranteed Death Benefit Rider is not in effect on the Contract.

DELAY OF PAYMENTS

We may delay paying any amounts derived from a payment you made by check until the check has cleared your bank. Amounts payable from the Separate Account for surrender, partial withdrawals, net death benefit, Contract loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings;

    - The SEC restricts trading on the New York Stock Exchange; or

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Separate Account's net assets.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                                             TAXATION OF THE CONTRACTS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE SEPARATE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. We do not currently charge for federal income taxes with respect to the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Separate Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Separate Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE CONTRACTS

We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Contract Value to the death benefit. As life insurance contracts, the net death benefits of the Contracts are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the Internal Revenue Service ("IRS") on the issue, we believe that providing the same amount at risk after age 99 as is provided at age 99 should be sufficient to maintain the excludability of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in Contract Value is not taxable until received by you or your designee (but see "DISTRIBUTION UNDER MODIFIED ENDOWMENT CONTRACTS").

Federal tax law requires that the investment of each sub-account funding the Contracts is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being treated as the owner of any assets of the Separate Account who is taxed directly on their income.

A surrender, partial withdrawal, distribution, payment at maturity date, change in the face amount, lapse with Contract loan outstanding, or assignment of the Contract may have tax consequences. Within the first fifteen Contract years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Contract may be taxable to the Contract Owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each Insured, Contract Owner or beneficiary.

A life insurance contract is treated as a modified endowment contract ("MEC") if it otherwise meets the definition of life insurance under Code Section 7702 but either fails the "7-pay test" of Code Section 7702A or is received in exchange for a MEC. It is expected that most of the Contracts will be MECs, except where a Contract is issued as part of an exchange under Code Section 1035. Under Code
Section 1035, an exchange of (1) a life insurance contract entered into before June 21, 1988, or (2) a life insurance contract that is not itself a MEC, will not cause the Contract to be treated as a MEC provided no additional payments are made to the Contract and there is no increase in the death benefit as a result of the exchange.


MODIFIED ENDOWMENT CONTRACTS

Special rules described below apply to the tax treatment of loans and other distributions under any life insurance contract that is classified as a modified endowment contract ("MEC") under Section 7702A of the Code. A MEC is a life insurance contract that either fails the "7-pay test" or is received in exchange for a MEC. In general, a Contract will fail this 7-pay test if the cumulative premiums and other amounts paid for the Contract at any time during the first 7 contract years (or during any subsequent 7-year test period resulting from a material change in the Contract) exceed the sum of the net level premiums which would have been paid up to such time if the Contract had provided for certain paid-up future benefits after the payment of 7 level annual premiums. If to comply with this 7-pay test limit any premium amount is refunded with applicable interest no later than 60 days after the end of the contract year in which it is received, such refunded amount will be removed from the cumulative amount of premiums that is compared against such 7-pay test limit. If there is any reduction in the Contract's benefits (e.g., upon a withdrawal, death benefit reduction or termination of a rider benefit) during a 7-pay test period, the Contract will be retested retroactively from the start of such period by taking into account such reduced benefit level from such starting date. Generally, any increase in death benefits or other material change in the Contract may be treated as producing a new contract for 7-pay test purposes, requiring the start of a new 7-pay test period as of the date of such change.

DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS

Under Section 72(e)(10) of the Code, loans, withdrawals and other distributions made prior to the Insured's death under a MEC are includible in gross income on an "income-out-first" basis, i.e., the amount received is treated as allocable first to the "income in the contract" and then to a tax-free recovery of the Contract's "investment in the contract" (or "tax basis"). Generally, a
Contract's tax basis is equal to its total premiums less amounts recovered tax-free. To the extent that the Contract's cash value (ignoring surrender charges except upon a full surrender) exceeds its tax basis, such excess constitutes its "income in the contract." However, under Code Section 72(e)(11)(A)(i), where more than one MEC has been issued to the same Contractholder by the same insurer (or an affiliate) during a calendar year, all such MEC's are aggregated for purposes of determining the amount of a distribution from any such MEC that is includible in gross income. In addition, any amount includible in gross income from a MEC distribution is subject to a 10% penalty tax on premature distributions under Section 72(v) of the Code, unless the taxpayer has attained age 59 1/2 or is disabled or the payment is part of a series of substantially equal periodic payments for a qualifying lifetime period. Furthermore, under Section 72(e)(4)(A) of the Code, any loan, pledge, or assignment of (or any agreement to assign or pledge) any portion of a MEC's cash value is treated as producing an amount received for purposes of these MEC distribution rules. It is unclear to what extent this assignment rule applies to a collateral assignment that does not secure a loan or pledge (e.g., in certain split-dollar arrangements). Under Code Section 7702A(d) the MEC distribution rules apply not only to all distributions made during the contract year in which the Contract fails the 7-pay test (and later years), but also to any distributions made "in anticipation of" such failure, which is deemed to include any distributions made during the two years prior to such failure. The Treasury Department has not yet issued regulations or other guidance indicating what other distributions can be treated as made "in anticipation of" such a failure or how (e.g., as of what date) should "income in the contract" be determined for purposes of any distribution that is deemed to be made in anticipation of a failure.

CONTRACT LOANS

As to Contracts that are not MECs, Transamerica believes that non-preferred loans received under the Contract will be treated as an indebtedness of the Contract Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Contract Owner while the Contract is in force. There is a risk, however, that a preferred loan may be characterized by the IRS as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently from a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain.

INTEREST DISALLOWANCE

Under Section 264(a)(4) of the Code, as amended in 1997, interest on Contract loans is generally nondeductible for a Contract issued or materially changed after June 8, 1997. In addition, under Section 264(f) certain Contracts under which a trade or business (other than a sole proprietorship or a business performing services as an employee) is directly or indirectly a beneficiary can subject a taxpayer's interest expense to partial disallowance (if the Contract is issued or materially changed after June 8, 1997), to the extent such interest expense is allocable to the taxpayer's unborrowed cash values thereunder. You should consult your tax advisor on how the rules governing the non-deductibility of interest would apply in your individual situation.

                                                   VOTING RIGHTS


We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Contract Owners with Contract Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Contracts.

We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the portfolio. This number is the quotient of

    -    Each Contract Owner's Contract Value in the sub-account; divided by

     - The net asset value of one share in the portfolio in which the assets of the sub-account are invested.

We may disregard voting instructions Contract Owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Contract Owners.

                       DIRECTORS AND PRINCIPAL OFFICERS OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

Nicki Bair* Senior Vice President of TOLIC since 1996. Vice President of TOLIC from 1991 to 1996.

Roy Chong-Kit* Senior Vice President and Actuary of TOLIC since 1997. Vice President and Actuary of TOLIC from 1995 to 1997. Actuary of TOLIC from 1988 to 1995.

Thomas J. Cusack* Director, Chairman, President and Chief Executive Officer of TOLIC since 1997. Director, President and Chief Executive Officer of TOLIC since 1995. Senior Vice President of Transamerica Corporation from 1993 to 1995. Vice President of Corporate Development of General Electric Company from 1989 to 1993.

James W. Dederer, CLU*                  Director,  Executive Vice President,
                                        General Counsel and Corporate Secretary
                                        of TOLIC since 1988.

George A. Foegele*****                  Director and Senior Vice President;
                                        President and Chief  Executive  Officer
                                        of Transamerica Life Insurance Company
                                         of Canada.

David E. Gooding*                       Director and Executive Vice President of
                                         TOLIC since 1992.
Edgar H. Grubb****                      Director,   Executive  Vice  President
                                          and  Chief   Financial   Officer  of
                                        Transamerica  Corporation  since 1993.
                                          Senior Vice President of Transamerica
                                        Corporation 1989-1993.

Frank C. Herringer****                  Director,  President and Chief Executive
                                         Officer of Transamerica Corporation
                                        since 1991.

Daniel E. Jund, FLMI*                 Senior Vice President of TOLIC since 1988.

Richard N. Latzer****                   Director,   Senior  Vice   President
                                        and  Chief   Investment   Officer  of
                                        Transamerica   Corporation  since  1989.
                                           Director,   President  and  Chief
                                        Executive Officer of Transamerica
                                        Investment Services, Inc. since 1988.

Karen MacDonald* Director, Senior Vice President and Corporate Actuary of TOLIC since 1995. Senior Vice President and Corporate Actuary from 1992 to 1995.

Gary U. Rolle'*                         Director,   Executive  Vice  President
                                         and  Chief  Investment   Officer  of
                                        Transamerica Investment Services, Inc.
                                        since 1981.

Larry Roy***                            Senior Vice President Sales and
                                   Marketing of Transamerica  Corporation since
                                        1994.

Paul E. Rutledge III***                 Director and President,  Reinsurance
                                         Division since 1998.  President,  Life
                                       Insurance Company of Virginia, 1991-1997.

William N. Scott, CLU, FLMI**           Senior Vice  President  of TOLIC since
                                        1993.  Vice  President  of TOLIC from
                                        1988 to 1993.


T. Desmond Sugrue* Director and Executive Vice President of TOLIC since 1997. Senior Vice President of TOLIC from 1996 to 1997. Self-employed - Consulting from 1994 to 1996. Employed at Bank of America from 1988 to 1993.

Claude W. Thau, FSA**                   Senior Vice  President  of TOLIC since
                                        1996.  Vice  President  of TOLIC from
                                        1985 to 1996.

Nooruddin                               S. Veerjee,  FSA* President of Insurance
                                        Products Division since 1997.  Director,
                                        President of Group  Pension  Division of
                                        TOLIC since 1993.  Senior Vice President
                                        of  TOLIC   from  1992  to  1993.   Vice
                                        President of TOLIC from 1990 to 1992.

Ron F. Wagley* Senior Vice President and Chief Agency Officer of TOLIC since 1993. Vice President of TOLIC from 1989 to 1993.

Robert A. Watson****                    Director and Executive  Vice  President
                                         of  Transamerica  Corporation  since
                                        1995.   President  and  Chief  Executive
                                          Officer   Westinghouse   Financial
                                        Services, 1992-1995.

William R. Wellnitz, FSA*** Senior Vice President and Actuary of TOLIC since 1996. Vice President and Reinsurance Actuary of TOLIC from 1988 to 1996.

*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 1100 Walnut Street, 23rd Floor, Kansas City, Missouri 64106. ***The business address is 401 North Tryon Street, Charlotte, North Carolina 28202. ****The business address is 600 Montgomery Street, San Francisco, California 94111. *****The business address is 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.

Transamerica is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

                                                   DISTRIBUTION


Transamerica Securities Sales Corporation (TSSC) acts as the principal underwriter and general distributor of the Contract. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers (NASD). TSSC was organized on February 26, 1986, under the laws of the state of Maryland. Broker-dealers sell the Contracts through their registered representatives who are appointed by us.


We pay to broker-dealers who sell the Contract commissions based on a commission schedule, Broker-dealers may choose among available commission options. Each option includes a commission equal to a percentage of the payment made to the Contract. Certain options also include a commission equal to a percentage of the unloaned Contract Value ("trail commission"), paid quarterly beginning with the second Contract year on in force Contracts. Commission options provide for commissions of up to 8.0% of payments made, with no trail commissions, and lesser commissions on payments made but with trail commissions.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through

    -    The distribution fee;
    -    The surrender charges; and
    - Investment earnings on amounts allocated under Contracts to the Fixed Account.

Commissions paid on the Contract, including other incentives or payments, are not charged to the Contract Owners or the Separate Account.

                                                      REPORTS

We will maintain the records for the Separate Account. We will promptly send you statements of transactions under your Contract, including:

    - Payments;

    - Transfers among sub-accounts and the Fixed Account;

    - Partial withdrawals;

    - Increases in loan amount or loan repayments;

    - Lapse, loan default, or termination for any reason; and

    - Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the death benefit, Contract Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Contract loans. We will send you reports containing financial statements and other information for the Separate Account and the Portfolios as the 1940 Act requires.

                                                     SERVICES

The Company receives fees from the investment advisers or other service providers of certain portfolios in return for providing certain services to Contract Owners.

                                                 LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Separate Account or its assets. Transamerica is not involved in any litigation that is materially important to its total assets.

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if:

    - The shares of the portfolio are no longer available for investment; or

    - In our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a sub-account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity contracts and that fund other variable life contracts ("mixed funding"). Shares of the portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life insurance contract owners or variable annuity contract owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance contract owners or variable annuity contract owners. Transamerica will monitor events to identify any material conflicts because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be:

    - Operated as a management company under the 1940 Act;

    - Deregistered under the 1940 Act if registration is no longer required; or

    -    Combined with other sub-accounts or our other separate accounts.

                                              PREPARING FOR YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoice or engage in similar normal business activities. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.


                                                FURTHER INFORMATION

We have filed a registration statement under the Securities Act of 1933 ("1933 Act") for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                                     MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Contract relating to the Separate Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

                                                GENERAL DESCRIPTION

You may allocate part or all of your payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

                                              FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The interest rates credited to the portion of Contract Value in the Fixed Account are set by us, but will never be less than 4% per year. We may establish higher interest rates, and the initial interest rates and the renewal interest rates may be different. We will guarantee initial interest rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Contract anniversary. At each Contract anniversary, we will credit the renewal interest rate effective on that date to money remaining in the Fixed Account. We will guarantee this rate for one year. The initial and the renewal interest rates do not apply to the portion of the Contract Value in the Fixed Account which secures any outstanding loan. See "TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND CONTRACT LOANS."

          TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND CONTRACT LOANS

If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or withdrawal transaction fee may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/first out basis.

The first 18 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each additional transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract Value that is equal to any outstanding loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, net death benefits and Contract loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                                               INDEPENDENT AUDITORS

The consolidated financial statements of Transamerica at December 31, 1997, have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report appearing elsewhere herein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing. There are no audited financial statements for the Separate Account since it had not commenced operations as of December 31, 1998.

                                                FINANCIAL STATEMENTS

Financial Statements for Transamerica are included in this prospectus, starting on the next page. Transamerica Occidental Life Separate Account VUL-2 had not yet commenced operations as of December 31, 1998, and, therefore, no financial statement is included for the Separate Account. The financial statements of Transamerica should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The most current financial statements of Transamerica are those as of December 31, 1997. Transamerica does not prepare financial statements more often than annually and believes that any incremental benefit to prospective policy holders that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, Transamerica represents that there have been no adverse changes in the financial condition or operations of the company between the end of the most current fiscal year and the date of this prospectus.

                    Audited Consolidated Financial Statements



         Transamerica Occidental Life Insurance Company and Subsidiaries


                                December 31, 1997

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 1997






Audited Consolidated Financial Statements

Report of Independent Auditors...................  1
Consolidated Balance Sheet.......................  2
Consolidated Statement of Income.................  3
Consolidated Statement of Shareholder's Equity...  4
Consolidated Statement of Cash Flows.............  5
Notes to Consolidated Financial Statements.......  6

4367:Folder T
04/22/98  3:30 PM




                                           REPORT OF INDEPENDENT AUDITORS



Board of Directors
Transamerica Occidental Life Insurance Company


We have audited the accompanying consolidated balance sheet of Transamerica Occidental Life Insurance Company and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Occidental Life Insurance Company and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


January 23, 1998

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET


                                                                                       December 31
                                                                             1997                     1996
                                                                    ---------------------    -------------
                                                                                 (In thousands, except
                                                                                    for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $          29,231,998    $          26,980,676
   Equity securities available for sale                                           791,221                  471,734
   Mortgage loans on real estate                                                  706,939                  716,669
   Real estate                                                                     19,633                   24,876
   Policy loans                                                                   451,023                  442,607
   Other long-term investments                                                     69,793                   66,686
   Short-term investments                                                         324,672                  135,726
                                                                    ---------------------    ---------------------
                                                                               31,595,279               28,838,974
Cash                                                                               36,656                   35,817
Accrued investment income                                                         481,913                  404,866
Accounts receivable                                                               294,542                  297,967
Reinsurance recoverable on paid and unpaid losses                                 920,847                  829,653
Deferred policy acquisitions costs                                              2,102,588                2,138,203
Other assets                                                                      299,500                  256,382
Separate account assets                                                         5,494,703                3,527,950
                                                                    ---------------------    ---------------------

                                                                    $          41,226,028    $          36,329,812
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $          24,061,811    $          22,718,955
   Reserves for future policy benefits                                          5,468,611                5,275,149
   Policy claims and other                                                        557,822                  502,331
                                                                    ---------------------    ---------------------
                                                                               30,088,244               28,496,435

Income tax liabilities                                                            814,088                  388,852
Accounts payable and other liabilities                                            482,716                  560,663
Separate account liabilities                                                    5,494,703                3,527,950
                                                                    ---------------------    ---------------------
                                                                               36,879,751               32,973,900
Shareholder's equity:
  Common stock ($12.50 par value):
    Authorized--4,000,000 shares
    Issued and outstanding--2,206,933 shares                                       27,587                   27,587
  Additional paid-in capital                                                      422,342                  335,619
  Retained earnings                                                             2,738,151                2,467,406
  Foreign currency translation adjustments                                        (33,440)                 (24,472)
  Net unrealized investment gains                                               1,191,637                  549,772
                                                                    ---------------------    ---------------------
                                                                                4,346,277                3,355,912
                                                                    ---------------------    ---------------------

                                                                    $          41,226,028    $          36,329,812

                                                                    =====================    =====================

See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME




                                                                                 Year Ended December 31
                                                                        1997             1996             1995
                                                                  ---------------  ---------------  ----------
                                                                                     (In thousands)

Revenues:
   Premiums and other considerations                              $     1,777,371  $     1,641,985  $     1,663,576
   Net investment income                                                2,165,565        2,077,232        1,972,759
   Net realized investment gains                                           40,263           17,471           28,112
                                                                  ---------------  ---------------  ---------------
             TOTAL REVENUES                                             3,983,199        3,736,688        3,664,447


Benefits:
   Benefits paid or provided                                            2,727,064        2,558,792        2,439,156
   Increase in policy reserves and liabilities                             59,246           57,968          236,205
                                                                  ---------------  ---------------  ---------------
                                                                        2,786,310        2,616,760        2,675,361

Expenses:
   Amortization of deferred policy acquisition costs                       265,264         235,180          182,123
   Salaries and salary related expenses                                    165,768         158,699          145,681
   Other expenses                                                         284,220          224,084          200,339
                                                                  ---------------  ---------------  ---------------
                                                                          715,252          617,963          528,143
                                                                  ---------------  ---------------  ---------------
                                 TOTAL BENEFITS AND EXPENSES            3,501,562        3,234,723        3,203,504
                                                                  ---------------  ---------------  ---------------

                                  INCOME BEFORE INCOME TAXES              481,637          501,965          460,943

Provision for income taxes                                                149,581          164,685          149,647
                                                                  ---------------  ---------------  ---------------

                                                  NET INCOME      $       332,056  $       337,280  $       311,296
                                                                  ===============  ===============  ===============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                                                                                                                     Net
                                                                                                    Foreign      Unrealized
                                                                   Additional                      Currency      Investment
                                             Common Stock            Paid-in      Retained        Translation       Gains
                                          Shares        Amount       Capital      Earnings        Adjustments     (Losses)
                                                                (In thousands, except for share data)

Balance at January 1, 1995               2,206,933   $   27,587   $   319,279  $   1,921,232    $   (28,347)  $   (321,460)

   Net income                                                                        311,296
   Capital contributions from                                          14,299
     parent
   Dividends declared                                                                (61,116)
   Change in foreign currency
     translation adjustments                                                                          4,729
   Change in net unrealized
     investment gains                                                                                            1,260,392

Balance at December 31, 1995             2,206,933       27,587       333,578      2,171,412        (23,618)       938,932

   Net income                                                                        337,280
   Capital contributions from
     parent                                                             2,041
   Dividends declared                                                                (41,286)
   Change in foreign currency
     translation adjustments                                                                           (854)
   Change in net unrealized
     investment gains                                                                                             (389,160)

Balance at December 31, 1996             2,206,933       27,587       335,619      2,467,406        (24,472)       549,772

   Net income                                                                        332,056
   Capital transactions with
     parent                                                            86,723
   Dividends declared                                                                (61,311)
   Change in foreign currency
     translation adjustments                                                                         (8,968)
   Change in net unrealized
     investment gains                                                                                              641,865

Balance at December 31, 1997             2,206,933   $   27,587   $   422,342  $   2,738,151    $   (33,440)  $  1,191,637
                                      ============   ==========   ===========  =============    ============  ============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                     Year Ended December 31
                                                                           1997              1996               1995
                                                                     ---------------   ----------------   ----------
                                                                                        (In thousands)
OPERATING ACTIVITIES
   Net income                                                        $       332,056   $       337,280    $       311,296
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Changes in:
         Reinsurance recoverable                                             (91,194)          (73,328)           (466,669)
         Accounts receivable                                                 (15,983)         (159,309)            (58,866)
         Policy liabilities                                                1,102,246           949,108           1,273,723
         Other assets, accounts payable and other
           liabilities, and income taxes                                     (89,954)          (32,662)           (252,362)
       Policy acquisition costs deferred                                    (467,730)         (388,003)           (381,806)
       Amortization of deferred policy acquisition costs                     256,303           268,770             191,313
       Net realized gains on investment transactions                         (31,302)          (51,061)            (37,302)
       Other                                                                 (64,651)          (15,758)           (22,862)
                                                                     ---------------   ---------------    ---------------

                                            NET CASH PROVIDED BY
                                            OPERATING ACTIVITIES             929,791           835,037             556,465


INVESTMENT ACTIVITIES
   Purchases of securities                                                (9,825,763)       (7,362,635)         (5,667,539)
   Purchases of other investments                                           (127,437)         (334,895)           (330,503)
   Sales of securities                                                     8,193,409         5,064,780           3,587,367
   Sales of other investments                                                129,671           175,001             155,084
   Maturities of securities                                                  559,361           506,941             341,485
   Net change in short-term investments                                     (188,946)           75,774             (67,337)
   Other                                                                     (53,478)          (21,358)           (35,384)
                                                                     ---------------   ---------------    ---------------

                                                NET CASH USED IN
                                            INVESTING ACTIVITIES          (1,313,183)       (1,896,392)         (2,016,827)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                             6,851,644         6,260,653           5,151,428
   Withdrawals from policyholder contract deposits                        (6,411,213)       (5,173,419)         (3,624,044)
   Capital contributions from parent                                           3,800                 -                   -
   Dividends paid to parent                                                  (60,000)          (40,000)           (60,000)
                                                                     ---------------   ---------------    ---------------

                                            NET CASH PROVIDED BY
                                            FINANCING ACTIVITIES             384,231         1,047,234          1,467,384
                                                                     ---------------   ---------------    ---------------

                                     INCREASE (DECREASE) IN CASH                 839           (14,121)              7,022

Cash at beginning of year                                                     35,817            49,938             42,916
                                                                     ---------------   ---------------    ---------------

                                             CASH AT END OF YEAR     $        36,656   $        35,817    $        49,938
                                                                     ===============   ===============    ===============


See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Occidental Life Insurance Company ("TOLIC") and its subsidiaries (collectively, the "Company"), engage in providing life insurance, pension and annuity products, reinsurance, structured settlements and investments, which are distributed through a network of independent and company-affiliated agents and independent brokers. The
Company's customers are primarily in the United States and Canada.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Reclassifications: Certain reclassifications of 1996 and 1995 amounts have been made to conform to the 1997
-----------------
presentation.

Use of Estimates: Certain amounts reported in the accompanying consolidated financial statements are based on management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1997, the Financial Accounting Standards Board issued a new standard on reporting comprehensive income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This standard is effective for interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for all periods presented will be required upon adoption. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the Company's consolidated results of operations or financial position.

In 1997, the Company adopted the Financial Accounting Standards Board's new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1995, the Company adopted the Financial Accounting Standards Board's standard on accounting for impairment of loans, which requires that an impaired loan be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. There was no material effect on the consolidated financial position or results of operations of the Company.

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of TOLIC and its subsidiaries, all of which operate primarily in the life insurance industry. TOLIC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a wholly owned subsidiary of Transamerica Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments:  Investments are reported on the following bases:

       Fixed maturities--All debt securities, including redeemable preferred stocks, are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines. Derivative instruments are also reported as a component of fixed maturities and are carried at fair value if designated as hedges of securities available for sale or at amortized cost if designated as hedges of liabilities. See Note K - Financial Instruments.

       Equity securities available for sale (common and nonredeemable preferred stocks)--at fair value. The Company does not carry any equity securities principally for the purpose of trading.

       Mortgage  loans  on  real  estate--at   unpaid  balances,   adjusted  for
       amortization  of  premium  or  discount,   less  allowance  for  possible
       impairment.

       Real estate--Investment real estate that the Company intends to hold for the production of income is carried at depreciated cost less allowance for possible impairment. Properties held for sale, primarily foreclosed assets, are carried at the lower of depreciated cost or fair value less estimated selling costs.

       Policy loans--at unpaid balances.

       Other  long-term   investments--at  cost,  less  allowance  for  possible
impairment.

       Short-term investments--at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined generally on a specific identification basis. The Company reports realized gains and losses on investment transactions in the accompanying consolidated statement of income, net of the amortization of deferred policy acquisition costs when such amortization results from the realization of gains or losses other than as originally anticipated on the sale of investments associated with interest-sensitive products. Changes in fair values of fixed maturities available for sale and equity securities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and reserves for future policy benefits, net of deferred income taxes, as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, medical examination and inspection report fees, and certain variable underwriting, issue and field office expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC related to non-traditional and investment type products are adjusted as if unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate Accounts: The Company administers segregated asset accounts for certain holders of universal life policies, variable annuity contracts, and other pension deposit contracts. The assets held in these Separate Accounts are invested primarily in fixed maturities, equity securities, other marketable securities, and short-term investments. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities, single premium immediate annuities, guaranteed investment contracts, and other group pension deposit contracts that do not have mortality or morbidity risk. Policyholder contract deposits on non-traditional life insurance and investment-type products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 3.0% to 9.7% in 1997 and 2.6% to 9.8% in 1996 and 2.8% to 10% in
1995.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include those contracts with fixed and guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. The reserve for future policy benefits for traditional life insurance products has been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. Interest assumptions range from 2.25% in earlier years to 11.82%. Reserves for future policy benefits are evaluated as if unrealized gains or losses on securities available for sale were realized and adjusted for any resultant premium deficiencies. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Foreign Currency Translation: The effect of changes in exchange rates in translating the foreign subsidiary's financial statements is accumulated as a separate component of shareholder's equity, net of applicable income taxes. Aggregate transaction adjustments included in income were not significant for 1997, 1996 or 1995.

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. The receivables and payables under certain modified coinsurance arrangements are presented on a net basis to the extent that such receivables and payables are with the same ceding company. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

Income Taxes: TOLIC and its domestic subsidiaries are included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires TOLIC to accrue and settle income tax obligations in amounts that would result if TOLIC filed separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded and private placements, fair values are estimated using values obtained from independent pricing services. Fair values for derivative instruments, including off-balance-sheet instruments, are estimated using values obtained from independent pricing services.

Fair values for equity securities are based on quoted market prices.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

The carrying amounts of short-term investments, cash, and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturates consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying consolidated balance sheet.

NOTE B--INVESTMENTS

The cost and fair value of fixed maturities available for sale and equity securities are as follows (in thousands):

                                                                         Gross             Gross
                                                                      Unrealized        Unrealized            Fair
                                                       Cost              Gain              Loss               Value
December 31, 1997

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                   $        273,949  $         78,390  $              -   $        352,339
   Obligations of states and political
     subdivisions                                         219,391            16,765                31            236,125
   Foreign governments                                     81,425             6,996                 2             88,419
   Corporate securities                                18,596,027         1,438,385            57,729         19,976,683
   Public utilities                                     4,017,154           340,580               811          4,356,923
   Mortgage-backed securities                           3,795,464           342,805             1,977          4,136,292
   Redeemable preferred stocks                             69,773            24,326             8,882             85,217
                                                 ----------------  ----------------  ----------------   ----------------

                      Total fixed maturities     $     27,053,183  $      2,248,247  $         69,432   $     29,231,998
                                                 ================  ================  ================   ================

   Equity securities                             $        309,637  $        488,322  $          6,738   $        791,221
                                                 ================  ================  ================   ================

December 31, 1996

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                   $        288,605  $         25,118  $          1,628   $        312,095
   Obligations of states and political
     subdivisions                                         258,596             8,508               538            266,566
   Foreign governments                                    110,283             4,479               520            114,242
   Corporate securities                                15,171,041           779,904           108,999         15,841,946
   Public utilities                                     4,462,063           203,604            35,769          4,629,898
   Mortgage-backed securities                           5,548,067           252,094            56,293          5,743,868
   Redeemable preferred stocks                             66,856            10,281             5,076             72,061
                                                 ----------------  ----------------  ----------------   ----------------

                      Total fixed maturities     $     25,905,511  $      1,283,988  $        208,823   $     26,980,676
                                                 ================  ================  ================   ================

   Equity securities                             $        199,494  $        281,418  $          9,178   $        471,734
                                                 ================  ================  ================   ================


The cost and fair value of fixed maturities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                             Fair
                                                                          Cost               Value
     Maturity

     Due in 1998                                                    $        494,969   $        510,261
     Due in 1999-2002                                                      3,877,467          4,019,436
     Due in 2003-2007                                                      5,908,618          6,249,016
     Due after 2007                                                       12,906,892         14,231,776
                                                                    ----------------   ----------------
                                                                          23,187,946         25,010,489
     Mortgage-backed securities                                            3,795,464          4,136,292
     Redeemable preferred stock                                               69,773             85,217
                                                                    ----------------   ----------------

                                                                    $     27,053,183   $     29,231,998
                                                                    ================   ================

The components of the carrying value of real estate are as follows (in thousands):

                                                                          1997               1996
                                                                    ---------------    ----------

     Investment real estate                                         $         18,806   $         22,814
     Properties held for sale                                                    827              2,062
                                                                    ----------------   ----------------

                                                                    $         19,633   $         24,876
                                                                    ================   ================

As of December 31, 1997, the Company held a total investment in one issuer, other than the United States Government or a Unites States Government agency or authority, which exceeded 10% of total shareholder's equity as follows (in thousands):

Name of Issuer                                Carrying Value

Hill Street Funding                        $        516,822

The carrying value of those assets that were on deposit with public officials in compliance with regulatory requirements was $21.7 million at December 31, 1997.

Net investment income by major investment category is summarized as follows (in thousands):

                                                              1997               1996              1995
                                                        ----------------   ----------------  ----------

     Fixed maturities                                   $      2,096,543   $      2,005,764  $      1,904,519
     Equity securities                                             5,339              5,458             3,418
     Mortgage loans on real estate                                62,877             58,165            40,702
     Real estate                                                 (11,110)            (7,435)            3,209
     Policy loans                                                 28,080             27,012            25,641
     Other long-term investments                                     511                978             2,353
     Short-term investments                                       12,770             10,616            13,286
                                                        ----------------   ----------------  ----------------
                                                               2,195,010          2,100,558         1,993,128
     Investment expenses                                         (29,445)           (23,326)          (20,369)
                                                        -----------------  ----------------  ----------------

                                                        $      2,165,565   $      2,077,232  $      1,972,759
                                                        ================   ================  ================

Significant components of net realized investment gains are as follows (in thousands):

                                                              1997               1996              1995
                                                        ----------------   ----------------  ----------

     Net gains (losses) on disposition of investments in:
          Fixed maturities                              $        (21,484)  $         40,967  $         52,889
          Equity securities                                       59,834             15,750             5,637
          Other                                                   (1,410)             3,424             2,327
                                                        ----------------   ----------------  ----------------
                                                                  36,940             60,141            60,853
     Provision for impairment                                     (5,638)            (9,080)          (23,551)
     Accelerated amortization of DPAC                              8,961            (33,590)           (9,190)
                                                        ----------------   ----------------  ----------------

                                                        $         40,263   $         17,471  $         28,112
                                                        ================   ================  ================

The components of net gains (losses) on disposition of investment in fixed maturities are as follows (in thousands):
                                                              1997               1996              1995

     Gross gains                                        $         82,452   $         74,817  $         61,504
     Gross losses                                               (103,936)           (33,850)           (8,615)
                                                        ----------------   ----------------  ----------------

                                                        $        (21,484)  $         40,967  $         52,889
                                                        =================  ================  ================

Proceeds from disposition of investment in fixed maturities available for sale were $7,896.5 million in 1997, $4,969.2 million in 1996 and $3,461.1 million in 1995.

The costs of certain investments have been reduced by the following allowances for impairment in value (in thousands):

                                                                               December 31
                                                                         1997               1996
                                                                  ----------------   -----------

     Fixed maturities                                             $         64,168   $         54,160
     Mortgage loans on real estate                                          24,508             22,654
     Real estate                                                             5,854              9,146
     Other long-term investments                                             5,900             11,025
                                                                  ----------------   ----------------

                                                                  $        100,430   $         96,985
                                                                  ================   ================

The  components  of  net  unrealized   investment   gains  in  the  accompanying
consolidated balance sheet are as follows (in thousands):

                                                                               December 31
                                                                         1997              1996
                                                                  ----------------   ----------
     Unrealized gains on investment in:
        Fixed maturities                                          $      2,178,815   $      1,075,165
        Equity securities                                                  481,584            272,240
                                                                  ----------------   ----------------
                                                                         2,660,399          1,347,405
     Fair value adjustments to:
        DPAC                                                              (546,111)          (306,602)
        Reserves for future policy benefits                               (281,000)          (195,000)
                                                                  ----------------   ----------------
                                                                          (827,111)          (501,602)
     Related deferred taxes                                               (641,651)          (296,031)
                                                                  ----------------   ----------------

                                                                  $      1,191,637   $        549,772
                                                                  ================   ================


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                 1997               1996              1995
                                                          -----------------  ----------------  -----------

     Balance at beginning of year                         $      2,138,203   $     1,974,211   $      2,480,474

        Amounts deferred:
          Commissions                                              352,300           290,512            298,698
          Other                                                    115,431            97,491             83,108
        Amortization attributed to:
          Net gain on disposition of investments                     8,961           (33,590)            (9,190)
          Operating income                                        (265,264)         (235,180)          (182,123)
        Fair value adjustment                                     (239,509)           48,969           (706,915)
        Foreign currency translation adjustment                     (7,534)           (4,210)            10,159
                                                          -----------------  ---------------   ----------------

     Balance at end of year                               $      2,102,588   $     2,138,203   $      1,974,211

                                                          ================   ===============   ================


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                 December 31
                                                                           1997               1996
                                                                    ----------------   -----------

     Liabilities for investment-type products                       $    19,297,966    $    18,126,119
     Liabilities for non-traditional life insurance
        products                                                          4,763,845          4,592,836
                                                                    ---------------    ---------------

                                                                    $    24,061,811    $    22,718,955
                                                                    ===============    ===============

Reserves for future policy benefits were evaluated as if the unrealized gains on securities available for sale had been realized and adjusted for resultant premium deficiencies by $281 million as of December 31, 1997, $195 million as of December 31, 1996 and $339 million as of December 31, 1995.

NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                 December 31
                                                                           1997               1996
                                                                    ----------------   -----------

     Current tax liabilities (receivables)                          $         44,510   $        (13,752)
     Deferred tax liabilities                                                769,578            402,604
                                                                    ----------------   ----------------

                                                                    $        814,088   $        388,852
                                                                    ================   ================

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                 December 31
                                                                           1997               1996
                                                                    ----------------   -----------

     Deferred policy acquisition costs                              $        783,624   $        726,011
     Unrealized investment gains                                             641,651            296,031
                                                                    ----------------   ----------------
        Total deferred tax liabilities                                     1,425,275          1,022,042

     Life insurance policy liabilities                                      (613,874)          (578,823)
     Provision for impairment of investments                                 (35,151)           (33,945)
     Other-net                                                                (6,672)            (6,670)
                                                                    -----------------  -----------------
        Total deferred tax assets                                           (655,697)          (619,438)
                                                                    ----------------   ----------------

                                                                    $        769,578   $        402,604
                                                                    ================   ================

The Company offsets all deferred tax assets and liabilities and presents them in a single amount in the consolidated balance sheet.

Components of provision for income taxes are as follows (in thousands):

                                                                 1997               1996              1995
                                                          -----------------  ----------------  -----------

     Current tax expense                                  $        122,201   $         99,692  $       115,614
     Deferred tax expense (benefit):
        Domestic                                                    14,731             55,261           21,784
        Foreign                                                     12,649              9,732           12,249
                                                          ----------------   ----------------  ---------------

                                                          $        149,581   $        164,685  $       149,647
                                                          ================   ================  ===============



The differences between federal income taxes computed at the statutory rate and the provision for income taxes as reported are as follows (in thousands):

                                                                     1997              1996               1995
                                                              ----------------  ----------------   -----------

     Income before income taxes:
       Income from U.S. operations                            $       430,449   $       474,160    $       425,946
       Income from foreign operations                                  51,189            27,805             34,997
                                                              ---------------   ---------------    ---------------
                                                                      481,638           501,965            460,943
     Tax rate                                                              35%               35%                35%
                                                              ---------------   ---------------    ---------------
     Federal income taxes at statutory rate                           168,573           175,688            161,330
     Income not subject to tax                                         (3,284)           (2,262)              (685)
     Low income housing credits                                       (10,156)           (8,175)            (3,137)
     Other, net                                                        (5,552)             (566)            (7,861)
                                                              ---------------   ---------------    ---------------

                                                              $       149,581   $       164,685    $       149,647
                                                              ===============   ===============    ===============

Low income housing credits are recognized over the productive life of acquired assets. In 1995, the Company recognized a $4.4 million tax benefit related to the favorable settlement of a prior year tax matter.

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983 pursuant to the Deficit Reduction Act of 1984. This amount becomes subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1997 was $138 million. At December 31, 1997, $2,179 million was available for payment of dividends without such tax consequences. No income taxes have been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

Income taxes of $58.5 million, $149.1 million and $153.3 million were paid principally to the Company's parent in 1997, 1996 and 1995, respectively.


NOTE F--REINSURANCE

The Company is involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses, however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                              Ceded to              Assumed
                                         Direct                 Other             from Other               Net
                                         Amount               Companies            Companies             Amount
1997
   Life insurance in force,
     at end of year               $        241,379,957  $       207,533,094  $       225,685,653  $       259,532,516
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,854,918  $         1,163,259  $         1,085,712  $         1,777,371
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,950,335  $           696,009  $           472,738  $         2,727,064
                                  ====================  ===================  ===================  ===================

1996
   Life insurance in force,
     at end of year               $        220,162,932  $       195,158,214  $       201,560,322  $       226,565,040
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,702,975  $         1,033,201  $           972,211  $         1,641,985
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,922,967  $         1,112,561  $           748,386  $         2,558,792
                                  ====================  ===================  ===================  ===================

1995
   Life insurance in force,
     at end of year               $        206,722,573  $       116,762,869  $       174,193,592  $       264,153,296
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,857,439  $         1,079,303  $           885,440  $         1,663,576
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,803,213  $         1,065,545  $           701,488  $         2,439,156
                                  ====================  ===================  ===================  ===================



NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by noncontributory defined pension benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the plans generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are invested principally in publicly traded stocks and bonds.

The Company's total pension costs (benefits) recognized for all plans were $(5.4) million in 1997, $(3.1) million in 1996 and $2.5 million in 1995, of which $(6.1) million in 1997, $(3.7) million in 1996 and $2.0 million in 1995, respectively, related to the plan sponsored by Transamerica Corporation. The plans sponsored by the Company are not material to the consolidated financial position of the Company.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant in 1997, 1996 and 1995.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with Transamerica Corporation and certain of its other subsidiaries in the normal course of operations. These transactions include loans and advances, investments in a money market fund managed by an affiliated company, rental of space, and other specialized services. At December 31, 1997, pension funds administered for these related companies aggregated $1,467.4 million and the investment in an affiliated money market fund, included in short-term investments, was $91.1 million.

During 1996, the Company transferred certain below investment grade bonds with an aggregate book value of $424.9 million, including an aggregate interest receivable of $9.6 million, to a special purpose subsidiary of Transamerica Corporation in exchange for assets with a fair value of $438.9 million, comprised of collateralized higher-rated bond obligations of $413.9 million issued by the special purpose subsidiary and cash of $25 million. The excess of fair value of the consideration received over the book value of the bonds transferred is included in net realized investment gains.

During 1995, the Company transferred real estate with an aggregate book value of $27.7 million to an affiliate within the Transamerica Corporation group of consolidated companies in exchange for assets with a fair value of $49.7 million, comprising mortgage loans of $35.1 million and cash of $14.6 million. The excess of fair value of the consideration received over the book value of the real estates transferred, net of related tax payable to the parent, is included as a capital contribution.

During 1997, equity securities with a fair value of $177.2 million (cost of $55.5 million) were received from Transamerica Corporation. $50 million was used as a partial paydown on a $200 million note due from Transamerica Corporation. The excess of fair value over cost less the amount applied to the note was recorded as additional paid-in capital. The remaining balance on the note, which is due in 2013 and bears interest at 7%, is $150 million.

In addition, the Company received a capital contribution of $15 million from Transamerica Corporation.


NOTE I--REGULATORY MATTERS

TOLIC and its insurance subsidiaries are subject to state insurance laws and regulations, principally those of TOLIC and each subsidiary's state of incorporation. Such regulations include the risk-based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from operations for the preceding year. The insurance department of the domiciliary state recognizes these amounts as determined in conformity with statutory accounting practices prescribed or permitted by the insurance department, which vary in some respects from generally accepted accounting principles. The Company's statutory net income and statutory capital and surplus which are represented by TOLIC's net income and capital and surplus are summarized as follows (in thousands):

                                                      1997                  1996                  1995
                                              -------------------   -------------------   ------------

     Statutory net income                     $            96,472    $           112,296   $           131,607
     Statutory capital and surplus, at
        end of year                                     1,556,228              1,249,045             1,115,691


NOTE J-COMMITMENTS AND CONTINGENCIES

The Company issues synthetic guaranteed investment contracts which guarantee, in exchange for a fee, the liquidity of pension plans to pay certain qualified benefits if other sources of plan liquidity are exhausted. Unlike traditional guaranteed investment contracts, the plan sponsor retains the credit risk in a synthetic contract while the Company assumes some limited degree of interest rate risk. To minimize the risk of loss, the Company underwrites these contracts based on plan sponsor agreement, at the inception of the contract, on investment guidelines to be followed, including overall portfolio credit and maturity requirements. Adherence to these investment requirements is monitored regularly by the Company. At December 31, 1997, commitments to maintain liquidity for benefit payments on notional amounts of $3.3 billion were outstanding compared to $1.9 billion at December 31, 1996.

The Company is subject to mandatory assessments by state guaranty funds to cover losses to policyholders of those insurance companies that are under regulatory supervision. Certain states allow such assessments to be used to reduce future premium taxes. The Company estimates and recognizes its obligation for guaranty fund assessments, net of premium tax deductions, based on the survey data provided by National Organization of Life and Health Insurance Guaranty Associations. At December 31, 1997 and 1996, the estimated exposures and the resultant accruals recorded were not material to the consolidated financial position or results of operations of the Company.

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expenses for equipment and properties were $16.5 million in 1997, $20.6 million in 1996 and $25.3 million in 1995. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 (in thousands):

Year ending December 31:
           1998                                           $ 15,115
           1999                                                      14,468
           2000                                                      12,208
           2001                                                      11,768
           2002                                                       6,874
       Later years                                                   55,597
                                                          --------------------

                                                          $ 116,030
                                                          ====================

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company and plaintiffs' counsel entered into a settlement which was approved on June 26, 1997. The settlement required prompt notification to affected policyholders. Administrative and policy benefit costs associated with the settlement of $31 million pre-tax have been accrued. Additional costs related to the settlement are not expected to be material and will be incurred over a period of years. Additional costs related to the settlement are not currently determinable. In the opinion of the Company, any ultimate liability which might result from other litigation would not have a materially adverse effect on the combined financial position of the Company or the results of its operations.

NOTE K--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                                    December 31
                                                      -----------------------------------------
                                                                      1997                                1996
                                                      -----------------------------------    -----------------
                                                           Carrying             Fair           Carrying            Fair
                                                             Value              Value            Value             Value
Financial Assets:
   Fixed maturities available for sale                 $    29,231,998   $    29,231,998   $    26,980,676   $    26,980,676
   Equity securities available for sale                        791,221           791,221           471,734           471,734
   Mortgage loans on real estate                               706,939           774,556           716,669           770,122
   Policy loans                                                451,023           427,924           442,607           416,396
   Short-term investments                                      324,672           324,672           135,726           135,726
   Cash                                                         36,656            36,656            35,817            35,817
   Accrued investment income                                   481,913           481,913           404,866           404,866

Financial Liabilities:
   Liabilities for investment-type contracts:
     Single and flexible premium
       deferred annuities                                    6,779,951         6,261,707         6,962,501         6,400,632
     Single premium immediate annuities                      4,361,311         5,122,562         4,115,047         4,476,968
     Guaranteed investment contracts                         3,211,834         3,265,384         3,153,769         3,207,342
     Other deposit contracts                                 4,944,870         4,992,906         3,894,802         3,913,046

Off-balance-sheet assets (liabilities):
   Interest rate swap agreements designated
     as hedges of liabilities in a:
      Receivable position                                            -             8,189                 -            43,916
      Payable position                                               -            (5,247)                -            (5,485)

The Company enters into various interest rate agreements in the normal course of business, primarily as a means of managing its interest rate exposure in connection with asset and liability management.

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate.

Interest rate floor and cap agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements or rise above specified levels under interest rate cap agreements. A swaption generally provides for an option to enter into an interest rate swap agreement in the event of unfavorable interest rate movements. These agreements generally require upfront premium payments. The costs of swaptions and interest rate floor and cap agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. Any conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

Gains or losses on terminated interest rate agreements are deferred and amortized over the remaining life of the underlying assets or liabilities being hedged.

The  information  on  derivative   instruments  is  summarized  as  follows  (in
thousands):

                                                                         Aggregate         Weighted
                                                                         Notional           Average
                                                                          Amount          Fixed Rate        Fair Value
December 31, 1997
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
      Fixed rate interest                                           $        419,715          6.81%     $         1,820
      Floating rate interest                                                 280,905          6.48%               3,000
      Floating rate interest based on one index and
        receives floating rate interest based on
        another index                                                        337,371           -                   (320)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC pays:
      Fixed rate interest                                                          -            -                     -
      Floating rate interest                                               2,252,089          6.17%               4,507
      Floating rate interest based on one index and
        receives floating rate interest based on
        another index                                                        304,820           -                 (1,565)
   Interest rate floor agreements                                            560,500          6.46%              25,254
   Swaptions                                                               8,326,030          4.50%             103,018
   Others                                                                     29,117           -                 15,314

December 31, 1996
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
      Fixed rate interest                                           $        270,035          6.73%     $         1,511
      Floating rate interest                                                 250,905          6.77%               5,877
      Floating rate interest based on one index and
        receives floating rate interest based on
        another index                                                        326,644           -                 (9,359)
   Interest rate swap agreements designated as
                 ----
     hedges of financial liabilities, where TLC pays:
      Fixed rate interest                                                     60,000          4.39%                 333
      Floating rate interest                                               1,710,716          6.11%              37,655
      Floating rate interest based on one index and
        receives floating rate interest based on
        another index                                                         58,585           -                    443
   Interest rate floor agreements                                            560,500          6.46%              19,287
   Swaptions                                                               8,327,570          4.50%              54,198
   Others                                                                    108,745           -                 19,607


Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Activities with respect to the notional amounts are summarized as follows (in thousands):

                                             Beginning                                                             End
                                              of Year         Additions       Maturities      Terminations       of Year

1997:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      847,584   $      322,165   $       91,858  $     39,900     $      1,037,991
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                     1,829,301        2,297,133        1,554,525        15,000            2,556,909
   Interest rate floor agreements                560,500                -                -             -              560,500
   Swaptions                                   8,327,570                -                -         1,540            8,326,030
   Others                                        108,745           20,572          100,200             -               29,117
                                          --------------   --------------   --------------  ------------     ----------------

                                          $   11,673,700   $    2,639,870   $    1,746,583  $     56,440     $     12,510,547
                                          ==============   ==============   ==============  ============     ================
1996:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      440,173   $      566,023   $      143,554  $     15,058     $        847,584
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                     1,146,678        1,887,348        1,103,525       101,200            1,829,301
   Interest rate floor agreements                560,500                -                -             -              560,500
   Interest rate cap agreements                  250,000                -          250,000             -                    -
   Swaptions                                   1,267,140        7,170,000          109,570             -            8,327,570
   Others                                        100,000            8,745                -             -              108,745
                                          --------------   --------------   --------------  ------------     ----------------

                                          $    3,764,491   $    9,632,116   $    1,606,649  $    116,258     $11,673,700
                                          ==============   ==============   ==============  ============     ===========
1995:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      274,777   $      246,790   $       59,947  $     21,447     $        440,173
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                       601,545        1,035,910          460,777        30,000            1,146,678
   Interest rate floor agreements                560,500                -                -             -              560,500
   Interest rate cap agreements                  100,000          250,000          100,000             -              250,000
   Swaptions                                     100,000        1,167,140                -             -            1,267,140
   Others                                        100,000                -                -             -              100,000
                                          --------------   --------------   --------------  ------------     ----------------

                                          $    1,736,822   $    2,699,840   $      620,724  $     51,447     $      3,764,491
                                          ==============   ==============   ==============  ============     ================


Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, derivatives, fixed maturities, mortgage loans on real estate and reinsurance receivables. The Company places its temporary cash investments and enters into derivative transactions with high credit quality financial institutions. Concentrations of credit risk with respect to investments in fixed maturities and mortgage loans on real estate are limited due to the large number of such investments and their dispersion across many different industries and geographic areas. The Company places reinsurance with only highly rated insurance companies. At December 31, 1997, the Company had no significant concentration of credit risk.

                APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE

The guideline minimum sum insured is a percentage of the Contract Value as set forth below. The percentages in the table are at least equal to the minimum percentages required by federal income tax regulations.


                       Guideline Minimum Sum Insured Table
                    Attained Age            Percentage            Attained Age           Percentage
                     40 or less                265%                    64                   137%
                         41                    258%                    65                   135%
                         42                    251%                    66                   134%
                         43                    244%                    67                   133%
                         44                    237%                    68                   132%
                         45                    230%                    69                   131%
                         46                    224%                    70                   130%
                         47                    218%                    71                   128%
                         48                    212%                    72                   126%
                         49                    206%                    73                   124%
                         50                    200%                    74                   122%
                         51                    193%                   75-85                 120%
                         52                    186%                    86                   118%
                         53                    179%                    87                   116%
                         54                    172%                    88                   114%
                         55                    165%                    89                   112%
                         56                    161%                    90                   110%
                         57                    157%                    91                   108%
                         58                    153%                    92                   106%
                         59                    149%                  93 -95                 105%
                         60                    145%                    96                   104%
                         61                    143%                    97                   103%
                         62                    141%                    98                   102%
                         63                    139%                  99-115                 101%







The guideline minimum sum insured percentage for contracts issued subject to the jurisdiction of Florida is 100% (rather than 101%) for attained ages 100-115.

                    APPENDIX B -- OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider. For more information, contact your representative. Certain riders may not be available in all states.

OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER)

This rider allows the Contract Owner to elect to receive part of the net death benefit under the Contract prior to the Insured's death if the Insured becomes terminally ill, as defined in the rider. This rider is not available on Second-to-Die Contracts.

LIFE INSURANCE 1035 EXCHANGE RIDER

This rider provides preferred loan rates to: (a) any outstanding loan carried over from an exchanged policy, the proceeds of which are applied to purchase the Contract; and (b) a percentage of the gain under the exchanged policy, less the outstanding policy loans carried over to the Contract, as of the date of exchange.

GUARANTEED DEATH BENEFIT RIDER

If the Contract Owner pays 100% of the guideline single premium for the Contract, this rider will be added to the Contract without additional charge. If the rider is in effect, the Contract will not lapse through the final payment date. After the final payment date, if the rider is in effect and is not subsequently terminated, the rider provides that the death benefit after the final payment date is the GREATER of (a) the face amount as of the final payment date or (b) 101% of the Contract Value as of the date due proof of death is received by the Company. The net death benefit under the rider after the final payment date is the death benefit REDUCED by the outstanding loan, if any, through the Contract month in which the Insured dies. The rider may terminate under certain circumstances and, once terminated, may not be reinstated.

                      APPENDIX C - BENEFIT PAYMENT OPTIONS

BENEFIT PAYMENT OPTIONS -- When the insured dies, we will pay the net death benefit in a lump sum unless you or the beneficiary choose a benefit payment option. You may choose a benefit payment option while the insured is living. The beneficiary may choose a benefit option after the insured has died. The beneficiary's right to choose will be subject to any benefit payment option restrictions in effect at the insured's death. You may also choose one of these options as a method of receiving the surrender or maturity proceeds, if any are available under this Contract. When we receive a satisfactory written request, we will pay the benefit according to one of these options.

The amounts payable under a benefit payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Separate Account.

OPTION A: INSTALLMENT FOR A GUARANTEED PERIOD -- We will pay equal installments for a guaranteed period of from one to thirty years. Each installment will consist of part benefit and part interest. We will pay the installments monthly, quarterly, semi-annually or annually, as requested.

OPTION B: INSTALLMENTS FOR LIFE WITH A GUARANTEED PERIOD -- We will pay equal monthly installments as long as the designated individual is living, but we will not make payments for less than the guaranteed period the payee chooses. The guaranteed period may be either 10 years or 20 years. We will pay the installments monthly.

OPTION C: BENEFIT DEPOSITED WITH INTEREST -- We will hold the benefit on deposit. It will earn interest at the annual interest rate we are paying as of the date of death, surrender or maturity. We will not pay less than 2 1/2% annual interest. We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested. The payee may withdraw part or all of the benefit and earned interest at any time.

OPTION D: INSTALLMENTS OF A SELECTED AMOUNT -- We will pay installments of a selected amount until we have paid the entire benefit and accumulated interest.

OPTION E: ANNUITY -- We will use the benefit as a single payment to buy an annuity. The annuity may be payable based on the life of one or two designated individuals. It may be payable for life with or without a guaranteed period, as requested. The annuity payment will not be less than what our current annuity contracts are then paying.

GENERAL -- The payee may arrange any other method of benefit as long as we agree to it. There must be at least $10,000 available for any option and the amount of each installment must be at least $100. If the benefit amount is not enough to meet these requirements, we will pay the benefit in a lump sum.

Installments which vary by age of the designated individual will be determined based on the age nearest birthday of the designated individual on the date of death, maturity, or surrender. If the net death benefit is payable, the benefit payment option starting date is the date of death of the insured. For purposes of policy maturity or surrender, the date the written request is received in the Variable Life Service Center is the benefit payment option starting date.

The first installment due under any option will be for the period beginning as of the date of death, maturity or surrender. Any unpaid balance we hold under Options A, B or D will earn interest at the rate we are paying at the time of settlement. We will not pay less than 3% annual interest. Any benefit we hold will be combined with our general assets.

If the payee does not live to receive all guaranteed payments under Options A, B, D or E or any amount deposited under Option C, plus any accumulated interest, we will pay the remaining benefit as scheduled to the payee's estate. The payee may name and change a successor payee for any amount we would otherwise pay the payee's estate.

          APPENDIX D -- ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which a Contract's death benefit and Contract Value could vary over an extended period.

ASSUMPTIONS

The tables illustrate the following Contracts:

1. A Contract issued to a male, Age 55, under a standard underwriting class and qualifying for the non-tobacco user discount, issued based on simplified underwriting criteria;
2. A Contract issued to a male, Age 55, under a standard underwriting class and qualifying for the non-tobacco user discount, issued on a fully underwritten basis;
3. A Second-to Die Contract issued to a male, Age 55 and to a female, Age 55, each Insured qualifying for a standard underwriting class and the non-tobacco user discount, issued based on simplified underwriting criteria;
4. A Second-to-Die Contract issued to a male, Age 55 and to a female, Age 55, each Insured qualifying for a standard underwriting class and the non-tobacco user discount, issued based on a fully underwritten basis;
5. A Contract issued to a male, Age 65, under a standard underwriting class and qualifying for the non-tobacco user discount, issued based on simplified underwriting criteria simplified underwriting criteria;
6. A Contract issued to a male, Age 65, under a standard underwriting class and qualifying for the non-tobacco user discount, issued on a fully underwritten basis;
7. A Second-to-Die Contract issued to a male, Age 65 and to a female, Age 65, each Insured qualifying for a standard underwriting class and the non-tobacco user discount, issued based on simplified underwriting criteria; and
8. A Second-to-Die Contract issued to a male, Age 65 and to a female, Age 65, each Insured qualifying for a standard underwriting class and the non-tobacco user discount, issued based on a fully underwritten basis.

The tables illustrate Contract Values based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 18 transfers have been made in any Contract year (so that no transaction fee or transfer charges have been incurred). On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and underwriting class, and a specified payment.

The tables assume that the single payment is allocated to and remains in the Separate Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant gross annual rates of 0%, 6%, and 12%. The second column of the tables shows the amount that would accumulate if the single payment was invested to earn interest (after taxes) at 5% compounded annually.

The Contract Values and death benefit would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the sub-accounts, if the rates of return averaged 0%, 6% or 12%, but the rates of each portfolio varied above and below the averages.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated death benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

DEDUCTIONS FOR CHARGES

The amounts shown for the death proceeds and Contract Values take into account the monthly deductions from Contract Value: (1) the administration charge equivalent to 0.30% on an annual basis; (2) the tax charge equivalent to 0.20% on an annual basis, deducted during the first ten Contract years; and (3) the distribution fee equivalent to 0.40% on an annual basis, deducted during the first ten Contract years. The amounts shown for the death proceeds and the Contract Values also take into account the daily charge against the sub-accounts for mortality and expense risks equivalent to 0.80% on an annual basis.

EXPENSES OF THE PORTFOLIOS


The amounts shown in the tables also take into account the portfolio management fees and operating expenses, which are assumed to be at an annual rate of 0.85% of the average daily net assets of the portfolios. The rate of 0.85% is the simple average of the total portfolio annual expenses for all of the portfolios as shown in the Portfolio Expenses table in the prospectus. The fees and expenses of each portfolio vary, and, in 1997, ranged from an annual rate of 0.70% to an annual rate of 1.15% of average daily net assets. Some of these expenses reflect expense waivers or reimbursements by the portfolios' advisers as discussed in Note(1) to the Portfolio Expenses table. As discussed in Note
(1) to the Portfolio Expenses table, such waivers or reimbursements continued for 1998, except for Alliance VPF Premier Growth. It is not known if such waivers or reimbursements will continue for 1999. Without these expense waivers or reimbursements, if applicable, the expenses for the portfolio would be higher and the simple average would have been at the annual rate of 1.08% of average daily net assets. The fees and expenses associated with the Contract may be more or less than 0.85% in the aggregate, depending upon how you make allocations of the Contract Value among the sub-accounts.


NET ANNUAL RATES OF INVESTMENT

Taking into account the Separate Account mortality and expense risk charge of 0.80%, and the assumed 0.85% charge for portfolio management fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.65%, 4.35% and 10.35%, respectively.


UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE AND UNDERWRITING CLASSIFICATION, THE SINGLE PAYMENT AMOUNT, AND THE ALLOWABLE REQUESTED FACE AMOUNT.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE AND UNDERWRITING CLASSIFICATION, THE SINGLE PAYMENT AMOUNT, AND THE ALLOWABLE REQUESTED FACE AMOUNT.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                           Face Amount: $221,000

             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1      $78,750   $65,987   $72,737  $221,000   $70,424  $77,174  $221,000   $74,862   $81,612   $221,000
               2      $82,688   $64,542   $70,542  $221,000   $73,411  $79,411  $221,000   $82,806   $88,806   $221,000
               3      $86,822   $63,163   $68,413  $221,000   $76,463  $81,713  $221,000   $91,384   $96,634   $221,000
               4      $91,163   $61,848   $66,348  $221,000   $79,582  $84,082  $221,000  $100,653  $105,153   $221,000
               5      $95,721   $60,596   $64,346  $221,000   $82,769  $86,519  $221,000  $110,673  $114,423   $221,000
               6     $100,507   $59,404   $62,404  $221,000   $86,027  $89,027  $221,000  $121,510  $124,510   $221,000
               7     $105,533   $58,271   $60,521  $221,000   $89,358  $91,608  $221,000  $133,236  $135,486   $221,000
               8     $110,809   $57,195   $58,695  $221,000   $92,764  $94,264  $221,000  $145,929  $147,429   $221,000
               9     $116,350   $56,174   $56,924  $221,000   $96,246  $96,996  $221,000  $159,676  $160,426   $222,992
              10     $122,167   $55,206   $55,206  $221,000   $99,808  $99,808  $221,000  $174,568  $174,568   $239,158
              11     $128,275   $53,970   $53,970  $221,000  $103,527  $103,527 $221,000  $191,483  $191,483   $258,502
              12     $134,689   $52,762   $52,762  $221,000  $107,384  $107,384 $221,000  $210,037  $210,037   $281,450
              13     $141,424   $51,581   $51,581  $221,000  $111,384  $111,384 $221,000  $230,390  $230,390   $306,418
              14     $148,495   $50,426   $50,426  $221,000  $115,534  $115,534 $221,000  $252,714  $252,714   $333,582
              15     $155,920   $49,298   $49,298  $221,000  $119,839  $119,839 $221,000  $277,201  $277,201   $363,134
              16     $163,716   $48,194   $48,194  $221,000  $124,304  $124,304 $221,000  $304,062  $304,062   $395,280
              17     $171,901   $47,115   $47,115  $221,000  $128,935  $128,935 $221,000  $333,525  $333,525   $426,912
              18     $180,496   $46,061   $46,061  $221,000  $133,738  $133,738 $221,000  $365,843  $365,843   $460,962
              19     $189,521   $45,030   $45,030  $221,000  $138,721  $138,721 $221,000  $401,292  $401,292   $497,602
              20     $198,997   $44,022   $44,022  $221,000  $143,889  $143,889 $221,000  $440,176  $440,176   $537,015

            Age 60    $95,721   $60,596   $64,346  $221,000   $82,769  $86,519  $221,000  $110,673  $114,423   $221,000
            Age 65   $122,167   $55,206   $55,206  $221,000   $99,808  $99,808  $221,000  $174,568  $174,568   $239,158
            Age 70   $155,920   $49,298   $49,298  $221,000  $119,839  $119,839 $221,000  $277,201  $277,201   $363,134
            Age 75   $198,997   $44,022   $44,022  $221,000  $143,889  $143,889 $221,000  $440,176  $440,176   $537,015
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $75,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $221,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1      $78,750   $65,164   $71,914  $221,000   $69,601  $76,351  $221,000   $74,040   $80,790   $221,000
               2      $82,688   $62,755   $68,755  $221,000   $71,637  $77,637  $221,000   $81,053   $87,053   $221,000
               3      $86,822   $60,253   $65,503  $221,000   $73,587  $78,837  $221,000   $88,580   $93,830   $221,000
               4      $91,163   $57,652   $62,152  $221,000   $75,452  $79,952  $221,000   $96,691  $101,191   $221,000
               5      $95,721   $54,908   $58,658  $221,000   $77,195  $80,945  $221,000  $105,432  $109,182   $221,000
               6     $100,507   $52,016   $55,016  $221,000   $78,812  $81,812  $221,000  $114,890  $117,890   $221,000
               7     $105,533   $48,929   $51,179  $221,000   $80,266  $82,516  $221,000  $125,140  $127,390   $221,000
               8     $110,809   $45,618   $47,118  $221,000   $81,533  $83,033  $221,000  $136,287  $137,787   $221,000
               9     $116,350   $42,029   $42,779  $221,000   $82,572  $83,322  $221,000  $148,444  $149,194   $221,000
              10     $122,167   $38,085   $38,085  $221,000   $83,320  $83,320  $221,000  $161,746  $161,746   $221,592
              11     $128,275   $33,232   $33,232  $221,000   $83,528  $83,528  $221,000  $176,552  $176,552   $238,345
              12     $134,689   $27,909   $27,909  $221,000   $83,409  $83,409  $221,000  $192,607  $192,607   $258,093
              13     $141,424   $22,042   $22,042  $221,000   $82,905  $82,905  $221,000  $209,991  $209,991   $279,288
              14     $148,495   $15,545   $15,545  $221,000   $81,954  $81,954  $221,000  $228,796  $228,796   $302,011
              15     $155,920   $8,326    $8,326   $221,000   $80,481  $80,481  $221,000  $249,120  $249,120   $326,348
              16     $163,716    $223      $223    $221,000   $78,369  $78,369  $221,000  $271,047  $271,047   $352,362
              17     $171,901     $0        $0        $0*     $75,460  $75,460  $221,000  $294,776  $294,776   $377,313
              18     $180,496     $0        $0        $0*     $71,588  $71,588  $221,000  $320,457  $320,457   $403,775
              19     $189,521     $0        $0        $0*     $66,497  $66,497  $221,000  $348,233  $348,233   $431,809
              20     $198,997     $0        $0        $0*     $59,932  $59,932  $221,000  $378,307  $378,307   $461,535
            Age 60    $95,721   $54,908   $58,658  $221,000   $77,195  $80,945  $221,000  $105,432  $109,182   $221,000
            Age 65   $122,167   $38,085   $38,085  $221,000   $83,320  $83,320  $221,000  $161,746  $161,746   $221,592
            Age 70   $155,920   $8,326    $8,326   $221,000   $80,481  $80,481  $221,000  $249,120  $249,120   $326,348
            Age 75   $198,997     $0        $0        $0*     $59,932  $59,932  $221,000  $378,307  $378,307   $461,535
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $75,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

* If the Guaranteed Death Benefit Rider is in effect on the Contract, the death benefit will be $221,000 based on the assumptions for this illustration.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $441,000


             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $157,500  $131,973  $145,473  $441,000  $140,848  $154,348 $441,000  $149,723  $163,223   $441,000
               2     $165,375  $129,083  $141,083  $441,000  $146,823  $158,823 $441,000  $165,612  $177,612   $441,000
               3     $173,644  $126,326  $136,826  $441,000  $152,927  $163,427 $441,000  $182,769  $193,269   $441,000
               4     $182,326  $123,697  $132,697  $441,000  $159,164  $168,164 $441,000  $201,306  $210,306   $441,000
               5     $191,442  $121,192  $128,692  $441,000  $165,539  $173,039 $441,000  $221,346  $228,846   $441,000
               6     $201,014  $118,809  $124,809  $441,000  $172,055  $178,055 $441,000  $243,019  $249,019   $441,000
               7     $211,065  $116,542  $121,042  $441,000  $178,716  $183,216 $441,000  $266,471  $270,971   $441,000
               8     $221,618  $114,390  $117,390  $441,000  $185,527  $188,527 $441,000  $291,858  $294,858   $441,000
               9     $232,699  $112,347  $113,847  $441,000  $192,493  $193,993 $441,000  $319,351  $320,851   $445,983
              10     $244,334  $110,412  $110,412  $441,000  $199,616  $199,616 $441,000  $349,136  $349,136   $478,316
              11     $256,551  $107,940  $107,940  $441,000  $207,053  $207,053 $441,000  $382,966  $382,966   $517,004
              12     $269,378  $105,524  $105,524  $441,000  $214,767  $214,767 $441,000  $420,075  $420,075   $562,900
              13     $282,847  $103,162  $103,162  $441,000  $222,769  $222,769 $441,000  $460,779  $460,779   $612,836
              14     $296,990  $100,853  $100,853  $441,000  $231,069  $231,069 $441,000  $505,428  $505,428   $667,165
              15     $311,839   $98,595   $98,595  $441,000  $239,677  $239,677 $441,000  $554,403  $554,403   $726,268
              16     $327,431   $96,388   $96,388  $441,000  $248,607  $248,607 $441,000  $608,123  $608,123   $790,560
              17     $343,803   $94,231   $94,231  $441,000  $257,869  $257,869 $441,000  $667,049  $667,049   $853,823
              18     $360,993   $92,121   $92,121  $441,000  $267,477  $267,477 $441,000  $731,685  $731,685   $921,923
              19     $379,043   $90,059   $90,059  $441,000  $277,442  $277,442 $441,000  $802,584  $802,584   $995,204
              20     $397,995   $88,043   $88,043  $441,000  $287,779  $287,779 $441,000  $880,353  $880,353  $1,074,030

            Age 60   $191,442  $121,192  $128,692  $441,000  $165,539  $173,039 $441,000  $221,346  $228,846   $441,000
            Age 65   $244,334  $110,412  $110,412  $441,000  $199,616  $199,616 $441,000  $349,136  $349,136   $478,316
            Age 70   $311,839   $98,595   $98,595  $441,000  $239,677  $239,677 $441,000  $554,403  $554,403   $726,268
            Age 75   $397,995   $88,043   $88,043  $441,000  $287,779  $287,779 $441,000  $880,353  $880,353  $1,074,030
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $150,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $441,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $157,500  $130,335  $143,835  $441,000  $139,211  $152,711 $441,000  $148,089  $161,589   $441,000
               2     $165,375  $125,528  $137,528  $441,000  $143,291  $155,291 $441,000  $162,124  $174,124   $441,000
               3     $173,644  $120,532  $131,032  $441,000  $147,204  $157,704 $441,000  $177,192  $187,692   $441,000
               4     $182,326  $115,340  $124,340  $441,000  $150,946  $159,946 $441,000  $193,429  $202,429   $441,000
               5     $191,442  $109,865  $117,365  $441,000  $154,446  $161,946 $441,000  $210,928  $218,428   $441,000
               6     $201,014  $104,094  $110,094  $441,000  $157,696  $163,696 $441,000  $229,865  $235,865   $441,000
               7     $211,065   $97,934  $102,434  $441,000  $160,622  $165,122 $441,000  $250,390  $254,890   $441,000
               8     $221,618   $91,326   $94,326  $441,000  $163,178  $166,178 $441,000  $272,713  $275,713   $441,000
               9     $232,699   $84,165   $85,665  $441,000  $165,280  $166,780 $441,000  $297,063  $298,563   $441,000
              10     $244,334   $76,297   $76,297  $441,000  $166,805  $166,805 $441,000  $323,708  $323,708   $443,480
              11     $256,551   $66,614   $66,614  $441,000  $167,255  $167,255 $441,000  $353,345  $353,345   $477,015
              12     $269,378   $55,995   $55,995  $441,000  $167,055  $167,055 $441,000  $385,477  $385,477   $516,539
              13     $282,847   $44,289   $44,289  $441,000  $166,093  $166,093 $441,000  $420,270  $420,270   $558,959
              14     $296,990   $31,328   $31,328  $441,000  $164,242  $164,242 $441,000  $457,906  $457,906   $604,436
              15     $311,839   $16,926   $16,926  $441,000  $161,358  $161,358 $441,000  $498,582  $498,582   $653,142
              16     $327,431    $762      $762    $441,000  $157,203  $157,203 $441,000  $542,466  $542,466   $705,205
              17     $343,803     $0        $0        $0*    $151,467  $151,467 $441,000  $589,956  $589,956   $755,143
              18     $360,993     $0        $0        $0*    $143,820  $143,820 $441,000  $641,352  $641,352   $808,103
              19     $379,043     $0        $0        $0*    $133,752  $133,752 $441,000  $696,943  $696,943   $864,209
              20     $397,995     $0        $0        $0*    $120,760  $120,760 $441,000  $757,132  $757,132   $923,701
            Age 60   $191,442  $109,865  $117,365  $441,000  $154,446  $161,946 $441,000  $210,928  $218,428   $441,000
            Age 65   $244,334   $76,297   $76,297  $441,000  $166,805  $166,805 $441,000  $323,708  $323,708   $443,480
            Age 70   $311,839   $16,926   $16,926  $441,000  $161,358  $161,358 $441,000  $498,582  $498,582   $653,142
            Age 75   $397,995     $0        $0        $0*    $120,760  $120,760 $441,000  $757,132  $757,132   $923,701
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $150,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

* If the Guaranteed Death Benefit Rider is in effect on the Contract, the death benefit will be $441,000 based on the assumptions for this illustration.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 55
                                                Female, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $346,000

                 BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
             MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------
                    Payments   Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                    Made Plus Gross Investment Return      Gross Investment Return      Gross Investment Return
                    Interest
           Contract At 5% Per Surrender Contract   Death   Surrender Contract   Death   SurrenderContract    Death
             Year     Year      Value    Value    Benefit    Value    Value    Benefit   Value     Value    Benefit

              1      $78,750   $66,337  $73,087  $346,000   $70,797  $77,547  $346,000  $75,256   $82,006   $346,000
              2      $82,688   $65,190  $71,190  $346,000   $74,147  $80,147  $346,000  $83,635   $89,635   $346,000
              3      $86,822   $64,050  $69,300  $346,000   $77,547  $82,797  $346,000  $92,690   $97,940   $346,000
              4      $91,163   $62,911  $67,411  $346,000   $80,991  $85,491  $346,000  $102,480 $106,980   $346,000
              5      $95,721   $61,823  $65,573  $346,000   $84,483  $88,233  $346,000  $113,067 $116,817   $346,000
              6     $100,507   $60,785  $63,785  $346,000   $88,064  $91,064  $346,000  $124,520 $127,520   $346,000
              7     $105,533   $59,797  $62,047  $346,000   $91,735  $93,985  $346,000  $136,929 $139,179   $346,000
              8     $110,809   $58,855  $60,355  $346,000   $95,500  $97,000  $346,000  $150,403 $151,903   $346,000
              9     $116,350   $57,960  $58,710  $346,000   $99,362  $100,112 $346,000  $165,041 $165,791   $346,000
              10    $122,167   $57,109  $57,109  $346,000  $103,324  $103,324 $346,000  $180,948 $180,948   $346,000
              11    $128,275   $55,942  $55,942  $346,000  $107,388  $107,388 $346,000  $198,879 $198,879   $346,000
              12    $134,689   $54,800  $54,800  $346,000  $111,612  $111,612 $346,000  $218,587 $218,587   $346,000
              13    $141,424   $53,680  $53,680  $346,000  $116,002  $116,002 $346,000  $240,248 $240,248   $346,000
              14    $148,495   $52,584  $52,584  $346,000  $120,565  $120,565 $346,000  $264,055 $264,055   $348,553
              15    $155,920   $51,510  $51,510  $346,000  $125,307  $125,307 $346,000  $290,221 $290,221   $380,190
              16    $163,716   $50,458  $50,458  $346,000  $130,236  $130,236 $346,000  $318,981 $318,981   $414,675
              17    $171,901   $49,427  $49,427  $346,000  $135,359  $135,359 $346,000  $350,590 $350,590   $448,755
              18    $180,496   $48,417  $48,417  $346,000  $140,683  $140,683 $346,000  $385,331 $385,331   $485,517
              19    $189,521   $47,428  $47,428  $346,000  $146,216  $146,216 $346,000  $423,515 $423,515   $525,159
              20    $198,997   $46,459  $46,459  $346,000  $151,968  $151,968 $346,000  $465,483 $465,483   $567,890

            Age 60   $95,721   $61,823  $65,573  $346,000   $84,483  $88,233  $346,000  $113,067 $116,817   $346,000
            Age 65  $122,167   $57,109  $57,109  $346,000  $103,324  $103,324 $346,000  $180,948 $180,948   $346,000
            Age 70  $155,920   $51,510  $51,510  $346,000  $125,307  $125,307 $346,000  $290,221 $290,221   $380,190
            Age 75  $198,997   $46,459  $46,459  $346,000  $151,968  $151,968 $346,000  $465,483 $465,483   $567,890
           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $75,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 55
                                                Female, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $346,000

               BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
             MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------
                    Payments   Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                    Made Plus Gross Investment Return      Gross Investment Return      Gross Investment Return
                    Interest
           Contract At 5% Per Surrender Contract   Death   Surrender Contract   Death   SurrenderContract    Death
             Year     Year      Value    Value    Benefit    Value    Value    Benefit   Value     Value    Benefit

              1      $78,750   $66,337  $73,087  $346,000   $70,797  $77,547  $346,000  $75,256   $82,006   $346,000
              2      $82,688   $65,190  $71,190  $346,000   $74,147  $80,147  $346,000  $83,635   $89,635   $346,000
              3      $86,822   $64,050  $69,300  $346,000   $77,547  $82,797  $346,000  $92,690   $97,940   $346,000
              4      $91,163   $62,909  $67,409  $346,000   $80,991  $85,491  $346,000  $102,480 $106,980   $346,000
              5      $95,721   $61,754  $65,504  $346,000   $84,470  $88,220  $346,000  $113,067 $116,817   $346,000
              6     $100,507   $60,573  $63,573  $346,000   $87,976  $90,976  $346,000  $124,520 $127,520   $346,000
              7     $105,533   $59,348  $61,598  $346,000   $91,494  $93,744  $346,000  $136,914 $139,164   $346,000
              8     $110,809   $58,056  $59,556  $346,000   $95,007  $96,507  $346,000  $150,329 $151,829   $346,000
              9     $116,350   $56,668  $57,418  $346,000   $98,490  $99,240  $346,000  $164,852 $165,602   $346,000
              10    $122,167   $55,149  $55,149  $346,000  $101,915  $101,915 $346,000  $180,583 $180,583   $346,000
              11    $128,275   $53,035  $53,035  $346,000  $105,135  $105,135 $346,000  $198,077 $198,077   $346,000
              12    $134,689   $50,693  $50,693  $346,000  $108,277  $108,277 $346,000  $217,260 $217,260   $346,000
              13    $141,424   $48,078  $48,078  $346,000  $111,308  $111,308 $346,000  $238,330 $238,330   $346,000
              14    $148,495   $45,141  $45,141  $346,000  $114,189  $114,189 $346,000  $261,515 $261,515   $346,000
              15    $155,920   $41,812  $41,812  $346,000  $116,869  $116,869 $346,000  $286,984 $286,984   $375,949
              16    $163,716   $38,001  $38,001  $346,000  $119,280  $119,280 $346,000  $314,802 $314,802   $409,242
              17    $171,901   $33,585  $33,585  $346,000  $121,330  $121,330 $346,000  $345,183 $345,183   $441,834
              18    $180,496   $28,398  $28,398  $346,000  $122,897  $122,897 $346,000  $378,334 $378,334   $476,700
              19    $189,521   $22,235  $22,235  $346,000  $123,833  $123,833 $346,000  $414,476 $414,476   $513,951
              20    $198,997   $14,860  $14,860  $346,000  $123,964  $123,964 $346,000  $453,858 $453,858   $553,707
            Age 60   $95,721   $61,754  $65,504  $346,000   $84,470  $88,220  $346,000  $113,067 $116,817   $346,000
            Age 65  $122,167   $55,149  $55,149  $346,000  $101,915  $101,915 $346,000  $180,583 $180,583   $346,000
            Age 70  $155,920   $41,812  $41,812  $346,000  $116,869  $116,869 $346,000  $286,984 $286,984   $375,949
            Age 75  $198,997   $14,860  $14,860  $346,000  $123,964  $123,964 $346,000  $453,858 $453,858   $553,707
           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $75,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 55
                                                Female, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $692,000

             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $157,500  $132,675  $146,175  $692,000  $141,593  $155,093 $692,000  $150,512  $164,012   $692,000
               2     $165,375  $130,380  $142,380  $692,000  $148,295  $160,295 $692,000  $167,270  $179,270   $692,000
               3     $173,644  $128,101  $138,601  $692,000  $155,094  $165,594 $692,000  $185,380  $195,880   $692,000
               4     $182,326  $125,822  $134,822  $692,000  $161,981  $170,981 $692,000  $204,959  $213,959   $692,000
               5     $191,442  $123,646  $131,146  $692,000  $168,966  $176,466 $692,000  $226,133  $233,633   $692,000
               6     $201,014  $121,571  $127,571  $692,000  $176,128  $182,128 $692,000  $249,040  $255,040   $692,000
               7     $211,065  $119,593  $124,093  $692,000  $183,470  $187,970 $692,000  $273,858  $278,358   $692,000
               8     $221,618  $117,710  $120,710  $692,000  $191,001  $194,001 $692,000  $300,807  $303,807   $692,000
               9     $232,699  $115,919  $117,419  $692,000  $198,724  $200,224 $692,000  $330,082  $331,582   $692,000
              10     $244,334  $114,218  $114,218  $692,000  $206,648  $206,648 $692,000  $361,896  $361,896   $692,000
              11     $256,551  $111,885  $111,885  $692,000  $214,776  $214,776 $692,000  $397,758  $397,758   $692,000
              12     $269,378  $109,599  $109,599  $692,000  $223,224  $223,224 $692,000  $437,174  $437,174   $692,000
              13     $282,847  $107,361  $107,361  $692,000  $232,004  $232,004 $692,000  $480,495  $480,495   $692,000
              14     $296,990  $105,168  $105,168  $692,000  $241,130  $241,130 $692,000  $528,110  $528,110   $697,105
              15     $311,839  $103,019  $103,019  $692,000  $250,614  $250,614 $692,000  $580,442  $580,442   $760,380
              16     $327,431  $100,915  $100,915  $692,000  $260,472  $260,472 $692,000  $637,961  $637,961   $829,349
              17     $343,803   $98,854   $98,854  $692,000  $270,717  $270,717 $692,000  $701,179  $701,179   $897,510
              18     $360,993   $96,835   $96,835  $692,000  $281,366  $281,366 $692,000  $770,662  $770,662   $971,035
              19     $379,043   $94,857   $94,857  $692,000  $292,433  $292,433 $692,000  $847,031  $847,031  $1,050,318
              20     $397,995   $92,919   $92,919  $692,000  $303,936  $303,936 $692,000  $930,967  $930,967  $1,135,779

            Age 60   $191,442  $123,646  $131,146  $692,000  $168,966  $176,466 $692,000  $226,133  $233,633   $692,000
            Age 65   $244,334  $114,218  $114,218  $692,000  $206,648  $206,648 $692,000  $361,896  $361,896   $692,000
            Age 70   $311,839  $103,019  $103,019  $692,000  $250,614  $250,614 $692,000  $580,442  $580,442   $760,380
            Age 75   $397,995   $92,919   $92,919  $692,000  $303,936  $303,936 $692,000  $930,967  $930,967  $1,135,779
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $150,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 55
                                                Female, Non-Tobacco User, Age 55
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $692,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $157,500  $132,675  $146,175  $692,000  $141,593  $155,093 $692,000  $150,512  $164,012   $692,000
               2     $165,375  $130,380  $142,380  $692,000  $148,295  $160,295 $692,000  $167,270  $179,270   $692,000
               3     $173,644  $128,101  $138,601  $692,000  $155,094  $165,594 $692,000  $185,380  $195,880   $692,000
               4     $182,326  $125,817  $134,817  $692,000  $161,981  $170,981 $692,000  $204,959  $213,959   $692,000
               5     $191,442  $123,508  $131,008  $692,000  $168,940  $176,440 $692,000  $226,133  $233,633   $692,000
               6     $201,014  $121,146  $127,146  $692,000  $175,951  $181,951 $692,000  $249,040  $255,040   $692,000
               7     $211,065  $118,696  $123,196  $692,000  $182,988  $187,488 $692,000  $273,828  $278,328   $692,000
               8     $221,618  $116,112  $119,112  $692,000  $190,014  $193,014 $692,000  $300,657  $303,657   $692,000
               9     $232,699  $113,336  $114,836  $692,000  $196,979  $198,479 $692,000  $329,703  $331,203   $692,000
              10     $244,334  $110,299  $110,299  $692,000  $203,830  $203,830 $692,000  $361,166  $361,166   $692,000
              11     $256,551  $106,070  $106,070  $692,000  $210,270  $210,270 $692,000  $396,153  $396,153   $692,000
              12     $269,378  $101,385  $101,385  $692,000  $216,554  $216,554 $692,000  $434,521  $434,521   $692,000
              13     $282,847   $96,156   $96,156  $692,000  $222,616  $222,616 $692,000  $476,660  $476,660   $692,000
              14     $296,990   $90,281   $90,281  $692,000  $228,378  $228,378 $692,000  $523,030  $523,030   $692,000
              15     $311,839   $83,624   $83,624  $692,000  $233,739  $233,739 $692,000  $573,968  $573,968   $751,899
              16     $327,431   $76,003   $76,003  $692,000  $238,561  $238,561 $692,000  $629,604  $629,604   $818,485
              17     $343,803   $67,170   $67,170  $692,000  $242,660  $242,660 $692,000  $690,365  $690,365   $883,668
              18     $360,993   $56,796   $56,796  $692,000  $245,795  $245,795 $692,000  $756,667  $756,667   $953,401
              19     $379,043   $44,471   $44,471  $692,000  $247,665  $247,665 $692,000  $828,953  $828,953  $1,027,902
              20     $397,995   $29,720   $29,720  $692,000  $247,928  $247,928 $692,000  $907,716  $907,716  $1,107,414
            Age 60   $191,442  $123,508  $131,008  $692,000  $168,940  $176,440 $692,000  $226,133  $233,633   $692,000
            Age 65   $244,334  $110,299  $110,299  $692,000  $203,830  $203,830 $692,000  $361,166  $361,166   $692,000
            Age 70   $311,839   $83,624   $83,624  $692,000  $233,739  $233,739 $692,000  $573,968  $573,968   $751,899
            Age 75   $397,995   $29,720   $29,720  $692,000  $247,928  $247,928 $692,000  $907,716  $907,716  $1,107,414
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $150,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 65
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $203,000

             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $105,000   $87,982   $96,982  $203,000   $93,899  $102,899 $203,000   $99,815  $108,815   $203,000
               2     $110,250   $86,056   $94,056  $203,000   $97,882  $105,882 $203,000  $110,408  $118,408   $203,000
               3     $115,763   $84,217   $91,217  $203,000  $101,951  $108,951 $203,000  $121,846  $128,846   $203,000
               4     $121,551   $82,465   $88,465  $203,000  $106,109  $112,109 $203,000  $134,204  $140,204   $203,000
               5     $127,628   $80,795   $85,795  $203,000  $110,359  $115,359 $203,000  $147,564  $152,564   $203,000
               6     $134,010   $79,206   $83,206  $203,000  $114,703  $118,703 $203,000  $162,013  $166,013   $215,817
               7     $140,710   $77,695   $80,695  $203,000  $119,144  $122,144 $203,000  $177,648  $180,648   $231,229
               8     $147,746   $76,260   $78,260  $203,000  $123,685  $125,685 $203,000  $194,572  $196,572   $247,681
               9     $155,133   $74,898   $75,898  $203,000  $128,328  $129,328 $203,000  $212,901  $213,901   $265,237
              10     $162,889   $73,608   $73,608  $203,000  $133,077  $133,077 $203,000  $232,757  $232,757   $283,964
              11     $171,034   $71,960   $71,960  $203,000  $138,035  $138,035 $203,000  $255,311  $255,311   $306,373
              12     $179,586   $70,349   $70,349  $203,000  $143,178  $143,178 $203,000  $280,050  $280,050   $336,060
              13     $188,565   $68,775   $68,775  $203,000  $148,513  $148,513 $203,000  $307,186  $307,186   $368,623
              14     $197,993   $67,235   $67,235  $203,000  $154,046  $154,046 $203,000  $336,952  $336,952   $404,342
              15     $207,893   $65,730   $65,730  $203,000  $159,785  $159,785 $203,000  $369,602  $369,602   $443,522
              16     $218,287   $64,259   $64,259  $203,000  $165,738  $165,738 $203,000  $405,416  $405,416   $486,499
              17     $229,202   $62,820   $62,820  $203,000  $171,913  $171,913 $206,296  $444,700  $444,700   $533,639
              18     $240,662   $61,414   $61,414  $203,000  $178,318  $178,318 $213,982  $487,790  $487,790   $585,348
              19     $252,695   $60,040   $60,040  $203,000  $184,962  $184,962 $221,954  $535,056  $535,056   $642,067
              20     $265,330   $58,696   $58,696  $203,000  $191,853  $191,853 $230,223  $586,902  $586,902   $704,282

            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $127,628   $80,795   $85,795  $203,000  $110,359  $115,359 $203,000  $147,564  $152,564   $203,000
            Age 75   $162,889   $73,608   $73,608  $203,000  $133,077  $133,077 $203,000  $232,757  $232,757   $283,964
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $100,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 65
                                                      Standard Undwrtiting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $203,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $105,000   $86,136   $95,136  $203,000   $92,068  $101,068 $203,000   $98,003  $107,003   $203,000
               2     $110,250   $82,024   $90,024  $203,000   $93,947  $101,947 $203,000  $106,600  $114,600   $203,000
               3     $115,763   $77,611   $84,611  $203,000   $95,604  $102,604 $203,000  $115,877  $122,877   $203,000
               4     $121,551   $72,841   $78,841  $203,000   $97,005  $103,005 $203,000  $125,948  $131,948   $203,000
               5     $127,628   $67,646   $72,646  $203,000   $98,109  $103,109 $203,000  $136,952  $141,952   $203,000
               6     $134,010   $61,921   $65,921  $203,000   $98,848  $102,848 $203,000  $149,047  $153,047   $203,000
               7     $140,710   $55,527   $58,527  $203,000   $99,129  $102,129 $203,000  $162,359  $165,359   $211,660
               8     $147,746   $48,320   $50,320  $203,000   $98,862  $100,862 $203,000  $176,689  $178,689   $225,148
               9     $155,133   $40,071   $41,071  $203,000   $97,897  $98,897  $203,000  $192,015  $193,015   $239,339
              10     $162,889   $30,571   $30,571  $203,000   $96,097  $96,097  $203,000  $208,430  $208,430   $254,284
              11     $171,034   $18,719   $18,719  $203,000   $92,894  $92,894  $203,000  $226,397  $226,397   $271,676
              12     $179,586   $5,004    $5,004   $203,000   $88,536  $88,536  $203,000  $245,576  $245,576   $294,691
              13     $188,565     $0        $0        $0*     $82,765  $82,765  $203,000  $265,990  $265,990   $319,188
              14     $197,993     $0        $0        $0*     $75,269  $75,269  $203,000  $287,658  $287,658   $345,190
              15     $207,893     $0        $0        $0*     $65,613  $65,613  $203,000  $310,576  $310,576   $372,692
              16     $218,287     $0        $0        $0*     $53,152  $53,152  $203,000  $334,692  $334,692   $401,630
              17     $229,202     $0        $0        $0*     $37,027  $37,027  $203,000  $359,926  $359,926   $431,912
              18     $240,662     $0        $0        $0*     $15,950  $15,950  $203,000  $386,124  $386,124   $463,349
              19     $252,695     $0        $0        $0*       $0        $0       $0*    $413,115  $413,115   $495,738
              20     $265,330     $0        $0        $0*       $0        $0       $0*    $440,675  $440,675   $528,810
            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $127,628   $67,646   $72,646  $203,000   $98,109  $103,109 $203,000  $136,952  $141,952   $203,000
            Age 75   $162,889   $30,571   $30,571  $203,000   $96,097  $96,097  $203,000  $208,430  $208,430   $254,284
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $100,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

* If the Guaranteed Death Benefit Rider is in effect on the Contract, the death benefit will be $203,000 based on the assumptions for this illustration.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 65
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $406,000

             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $210,000  $175,965  $193,965  $406,000  $187,798  $205,798 $406,000  $199,631  $217,631   $406,000
               2     $220,500  $172,111  $188,111  $406,000  $195,763  $211,763 $406,000  $220,816  $236,816   $406,000
               3     $231,525  $168,434  $182,434  $406,000  $203,902  $217,902 $406,000  $243,692  $257,692   $406,000
               4     $243,101  $164,929  $176,929  $406,000  $212,219  $224,219 $406,000  $268,409  $280,409   $406,000
               5     $255,256  $161,590  $171,590  $406,000  $220,718  $230,718 $406,000  $295,128  $305,128   $406,000
               6     $268,019  $158,412  $166,412  $406,000  $229,406  $237,406 $406,000  $324,026  $332,026   $431,633
               7     $281,420  $155,390  $161,390  $406,000  $238,288  $244,288 $406,000  $355,295  $361,295   $462,458
               8     $295,491  $152,520  $156,520  $406,000  $247,370  $251,370 $406,000  $389,145  $393,145   $495,362
               9     $310,266  $149,796  $151,796  $406,000  $256,657  $258,657 $406,000  $425,802  $427,802   $530,474
              10     $325,779  $147,215  $147,215  $406,000  $266,155  $266,155 $406,000  $465,514  $465,514   $567,927
              11     $342,068  $143,920  $143,920  $406,000  $276,071  $276,071 $406,000  $510,622  $510,622   $612,746
              12     $359,171  $140,699  $140,699  $406,000  $286,356  $286,356 $406,000  $560,100  $560,100   $672,120
              13     $377,130  $137,549  $137,549  $406,000  $297,025  $297,025 $406,000  $614,372  $614,372   $737,247
              14     $395,986  $134,470  $134,470  $406,000  $308,091  $308,091 $406,000  $673,904  $673,904   $808,685
              15     $415,786  $131,460  $131,460  $406,000  $319,570  $319,570 $406,000  $739,204  $739,204   $887,045
              16     $436,575  $128,518  $128,518  $406,000  $331,476  $331,476 $406,000  $810,831  $810,831   $972,997
              17     $458,404  $125,641  $125,641  $406,000  $343,826  $343,826 $412,591  $889,399  $889,399  $1,067,279
              18     $481,324  $122,829  $122,829  $406,000  $356,636  $356,636 $427,963  $975,580  $975,580  $1,170,696
              19     $505,390  $120,079  $120,079  $406,000  $369,923  $369,923 $443,908  $1,070,112$1,070,112$1,284,134
              20     $530,660  $117,391  $117,391  $406,000  $383,705  $383,705 $460,446  $1,173,804$1,173,804$1,408,564

            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $255,256  $161,590  $171,590  $406,000  $220,718  $230,718 $406,000  $295,128  $305,128   $406,000
            Age 75   $325,779  $147,215  $147,215  $406,000  $266,155  $266,155 $406,000  $465,514  $465,514   $567,927
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $200,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 65
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $406,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $210,000  $172,272  $190,272  $406,000  $184,137  $202,137 $406,000  $196,007  $214,007   $406,000
               2     $220,500  $164,048  $180,048  $406,000  $187,894  $203,894 $406,000  $213,199  $229,199   $406,000
               3     $231,525  $155,223  $169,223  $406,000  $191,209  $205,209 $406,000  $231,755  $245,755   $406,000
               4     $243,101  $145,681  $157,681  $406,000  $194,010  $206,010 $406,000  $251,897  $263,897   $406,000
               5     $255,256  $135,292  $145,292  $406,000  $196,218  $206,218 $406,000  $273,904  $283,904   $406,000
               6     $268,019  $123,843  $131,843  $406,000  $197,695  $205,695 $406,000  $298,095  $306,095   $406,000
               7     $281,420  $111,055  $117,055  $406,000  $198,259  $204,259 $406,000  $324,718  $330,718   $423,319
               8     $295,491   $96,639  $100,639  $406,000  $197,723  $201,723 $406,000  $353,378  $357,378   $450,297
               9     $310,266   $80,142   $82,142  $406,000  $195,793  $197,793 $406,000  $384,031  $386,031   $478,678
              10     $325,779   $61,141   $61,141  $406,000  $192,195  $192,195 $406,000  $416,859  $416,859   $508,568
              11     $342,068   $37,437   $37,437  $406,000  $185,789  $185,789 $406,000  $452,793  $452,793   $543,352
              12     $359,171   $10,008   $10,008  $406,000  $177,071  $177,071 $406,000  $491,152  $491,152   $589,383
              13     $377,130     $0        $0        $0*    $165,529  $165,529 $406,000  $531,980  $531,980   $638,376
              14     $395,986     $0        $0        $0*    $150,538  $150,538 $406,000  $575,317  $575,317   $690,380
              15     $415,786     $0        $0        $0*    $131,225  $131,225 $406,000  $621,152  $621,152   $745,383
              16     $436,575     $0        $0        $0*    $106,305  $106,305 $406,000  $669,384  $669,384   $803,260
              17     $458,404     $0        $0        $0*     $74,053  $74,053  $406,000  $719,852  $719,852   $863,823
              18     $481,324     $0        $0        $0*     $31,900  $31,900  $406,000  $772,248  $772,248   $926,698
              19     $505,390     $0        $0        $0*       $0        $0       $0*    $826,229  $826,229   $991,475
              20     $530,660     $0        $0        $0*       $0        $0       $0*    $881,350  $881,350  $1,057,620
            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $255,256  $135,292  $145,292  $406,000  $196,218  $206,218 $406,000  $273,904  $283,904   $406,000
            Age 75   $325,779   $61,141   $61,141  $406,000  $192,195  $192,195 $406,000  $416,859  $416,859   $508,568
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $200,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

* If the Guaranteed Death Benefit Rider is in effect on the Contract, the death benefit will be $406,000 based on the assumptions for this illustration.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 65
                                                Female, Non-Tobacco User, Age 65
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $288,000

             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $105,000   $88,409   $97,409  $288,000   $94,354  $103,354 $288,000  $100,300  $109,300   $288,000
               2     $110,250   $86,754   $94,754  $288,000   $98,686  $106,686 $288,000  $111,337  $119,337   $288,000
               3     $115,763   $85,170   $92,170  $288,000  $103,108  $110,108 $288,000  $123,247  $130,247   $288,000
               4     $121,551   $83,658   $89,658  $288,000  $107,641  $113,641 $288,000  $136,155  $142,155   $288,000
               5     $127,628   $82,213   $87,213  $288,000  $112,286  $117,286 $288,000  $150,151  $155,151   $288,000
               6     $134,010   $80,836   $84,836  $288,000  $117,049  $121,049 $288,000  $165,336  $169,336   $288,000
               7     $140,710   $79,523   $82,523  $288,000  $121,932  $124,932 $288,000  $181,817  $184,817   $288,000
               8     $147,746   $78,273   $80,273  $288,000  $126,940  $128,940 $288,000  $199,714  $201,714   $288,000
               9     $155,133   $77,084   $78,084  $288,000  $132,077  $133,077 $288,000  $219,156  $220,156   $288,000
              10     $162,889   $75,956   $75,956  $288,000  $137,346  $137,346 $288,000  $240,283  $240,283   $293,145
              11     $171,034   $74,404   $74,404  $288,000  $142,748  $142,748 $288,000  $264,094  $264,094   $316,913
              12     $179,586   $72,884   $72,884  $288,000  $148,363  $148,363 $288,000  $290,264  $290,264   $348,317
              13     $188,565   $71,396   $71,396  $288,000  $154,199  $154,199 $288,000  $319,027  $319,027   $382,833
              14     $197,993   $69,937   $69,937  $288,000  $160,264  $160,264 $288,000  $350,641  $350,641   $420,770
              15     $207,893   $68,509   $68,509  $288,000  $166,568  $166,568 $288,000  $385,388  $385,388   $462,465
              16     $218,287   $67,109   $67,109  $288,000  $173,120  $173,120 $288,000  $423,578  $423,578   $508,293
              17     $229,202   $65,738   $65,738  $288,000  $179,929  $179,929 $288,000  $465,552  $465,552   $558,662
              18     $240,662   $64,396   $64,396  $288,000  $187,006  $187,006 $288,000  $511,685  $511,685   $614,022
              19     $252,695   $63,080   $63,080  $288,000  $194,362  $194,362 $288,000  $562,390  $562,390   $674,869
              20     $265,330   $61,792   $61,792  $288,000  $202,007  $202,007 $288,000  $618,120  $618,120   $741,744

            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $127,628   $82,213   $87,213  $288,000  $112,286  $117,286 $288,000  $150,151  $155,151   $288,000
            Age 75   $162,889   $75,956   $75,956  $288,000  $137,346  $137,346 $288,000  $240,283  $240,283   $293,145
           ---------------------------------------------------------------------------------------------------------------

(1) Assumes a single payment of $100,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT


                                                  Male, Non-Tobacco User, Age 65
                                                Female, Non-Tobacco User, Age 65
                                                     Standard Underwriting Class
                                                Simplified Underwriting Criteria
                                                          Face Amount:  $288,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $105,000   $88,409   $97,409  $288,000   $94,354  $103,354 $288,000  $100,300  $109,300   $288,000
               2     $110,250   $86,743   $94,743  $288,000   $98,686  $106,686 $288,000  $111,337  $119,337   $288,000
               3     $115,763   $84,965   $91,965  $288,000  $102,967  $109,967 $288,000  $123,168  $130,168   $288,000
               4     $121,551   $83,037   $89,037  $288,000  $107,167  $113,167 $288,000  $135,859  $141,859   $288,000
               5     $127,628   $80,911   $85,911  $288,000  $111,253  $116,253 $288,000  $149,487  $154,487   $288,000
               6     $134,010   $78,527   $82,527  $288,000  $115,177  $119,177 $288,000  $164,142  $168,142   $288,000
               7     $140,710   $75,804   $78,804  $288,000  $118,882  $121,882 $288,000  $179,929  $182,929   $288,000
               8     $147,746   $72,634   $74,634  $288,000  $122,287  $124,287 $288,000  $196,977  $198,977   $288,000
               9     $155,133   $68,879   $69,879  $288,000  $125,296  $126,296 $288,000  $215,451  $216,451   $288,000
              10     $162,889   $64,379   $64,379  $288,000  $127,796  $127,796 $288,000  $235,574  $235,574   $288,000
              11     $171,034   $58,314   $58,314  $288,000  $129,455  $129,455 $288,000  $258,048  $258,048   $309,657
              12     $179,586   $51,066   $51,066  $288,000  $130,396  $130,396 $288,000  $282,401  $282,401   $338,881
              13     $188,565   $42,386   $42,386  $288,000  $130,468  $130,468 $288,000  $308,698  $308,698   $370,438
              14     $197,993   $31,966   $31,966  $288,000  $129,483  $129,483 $288,000  $337,007  $337,007   $404,408
              15     $207,893   $19,401   $19,401  $288,000  $127,193  $127,193 $288,000  $367,369  $367,369   $440,843
              16     $218,287   $4,134    $4,134   $288,000  $123,256  $123,256 $288,000  $399,786  $399,786   $479,744
              17     $229,202     $0        $0        $0*    $117,200  $117,200 $288,000  $434,206  $434,206   $521,047
              18     $240,662     $0        $0        $0*    $108,369  $108,369 $288,000  $470,506  $470,506   $564,607
              19     $252,695     $0        $0        $0*     $95,874  $95,874  $288,000  $508,496  $508,496   $610,195
              20     $265,330     $0        $0        $0*     $78,512  $78,512  $288,000  $547,922  $547,922   $657,506
            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $127,628   $80,911   $85,911  $288,000  $111,253  $116,253 $288,000  $149,487  $154,487   $288,000
            Age 75   $162,889   $64,379   $64,379  $288,000  $127,796  $127,796 $288,000  $235,574  $235,574   $288,000
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $100,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

* If the Guaranteed Death Benefit Rider is in effect on the Contract, the death benefit will be $288,000 based on the assumptions for this illustration.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 65
                                                Female, Non-Tobacco User, Age 65
                                                     Standard Underwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $576,000

             BASED ON CURRENT MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $210,000  $176,818  $194,818  $576,000  $188,709  $206,709 $576,000  $200,599  $218,599   $576,000
               2     $220,500  $173,507  $189,507  $576,000  $197,371  $213,371 $576,000  $222,674  $238,674   $576,000
               3     $231,525  $170,341  $184,341  $576,000  $206,216  $220,216 $576,000  $246,494  $260,494   $576,000
               4     $243,101  $167,315  $179,315  $576,000  $215,281  $227,281 $576,000  $272,310  $284,310   $576,000
               5     $255,256  $164,426  $174,426  $576,000  $224,573  $234,573 $576,000  $300,302  $310,302   $576,000
               6     $268,019  $161,671  $169,671  $576,000  $234,098  $242,098 $576,000  $330,672  $338,672   $576,000
               7     $281,420  $159,045  $165,045  $576,000  $243,864  $249,864 $576,000  $363,634  $369,634   $576,000
               8     $295,491  $156,546  $160,546  $576,000  $253,880  $257,880 $576,000  $399,428  $403,428   $576,000
               9     $310,266  $154,169  $156,169  $576,000  $264,153  $266,153 $576,000  $438,311  $440,311   $576,000
              10     $325,779  $151,911  $151,911  $576,000  $274,692  $274,692 $576,000  $480,566  $480,566   $586,290
              11     $342,068  $148,808  $148,808  $576,000  $285,496  $285,496 $576,000  $528,187  $528,187   $633,825
              12     $359,171  $145,769  $145,769  $576,000  $296,726  $296,726 $576,000  $580,528  $580,528   $696,633
              13     $377,130  $142,791  $142,791  $576,000  $308,397  $308,397 $576,000  $638,055  $638,055   $765,666
              14     $395,986  $139,874  $139,874  $576,000  $320,528  $320,528 $576,000  $701,282  $701,282   $841,539
              15     $415,786  $137,017  $137,017  $576,000  $333,136  $333,136 $576,000  $770,775  $770,775   $924,931
              16     $436,575  $134,218  $134,218  $576,000  $346,239  $346,239 $576,000  $847,155  $847,155  $1,016,586
              17     $458,404  $131,477  $131,477  $576,000  $359,858  $359,858 $576,000  $931,103  $931,103  $1,117,324
              18     $481,324  $128,791  $128,791  $576,000  $374,013  $374,013 $576,000  $1,023,370$1,023,370$1,228,044
              19     $505,390  $126,160  $126,160  $576,000  $388,724  $388,724 $576,000  $1,124,781$1,124,781$1,349,737
              20     $530,660  $123,583  $123,583  $576,000  $404,014  $404,014 $576,000  $1,236,240$1,236,240$1,483,488

            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $255,256  $164,426  $174,426  $576,000  $224,573  $234,573 $576,000  $300,302  $310,302   $576,000
            Age 75   $325,779  $151,911  $151,911  $576,000  $274,692  $274,692 $576,000  $480,566  $480,566   $586,290
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $200,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT

                                                  Male, Non-Tobacco User, Age 65
                                                Female, Non-Tobacco User, Age 65
                                                       Standard Undwriting Class
                                                      Full Underwriting Criteria
                                                          Face Amount:  $576,000

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION CHARGES,
              MONTHLY DEDUCTIONS, AND PORTFOLIO EXPENSES

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------
                     Payments    Hypothetical 0%              Hypothetical 6%              Hypothetical 12%
                     Made Plus Gross Investment Return       Gross Investment Return      Gross Investment Return
                     Interest
           Contract  At 5% Per Surrender Contract    Death   Surrender Contract   Death   Surrender Contract     Death
             Year      Year      Value     Value    Benefit    Value    Value    Benefit    Value     Value     Benefit

               1     $210,000  $176,818  $194,818  $576,000  $188,709  $206,709 $576,000  $200,599  $218,599   $576,000
               2     $220,500  $173,485  $189,485  $576,000  $197,371  $213,371 $576,000  $222,674  $238,674   $576,000
               3     $231,525  $169,929  $183,929  $576,000  $205,933  $219,933 $576,000  $246,335  $260,335   $576,000
               4     $243,101  $166,074  $178,074  $576,000  $214,335  $226,335 $576,000  $271,717  $283,717   $576,000
               5     $255,256  $161,822  $171,822  $576,000  $222,505  $232,505 $576,000  $298,973  $308,973   $576,000
               6     $268,019  $157,055  $165,055  $576,000  $230,355  $238,355 $576,000  $328,284  $336,284   $576,000
               7     $281,420  $151,608  $157,608  $576,000  $237,763  $243,763 $576,000  $359,859  $365,859   $576,000
               8     $295,491  $145,267  $149,267  $576,000  $244,574  $248,574 $576,000  $393,954  $397,954   $576,000
               9     $310,266  $137,758  $139,758  $576,000  $250,592  $252,592 $576,000  $430,902  $432,902   $576,000
              10     $325,779  $128,757  $128,757  $576,000  $255,591  $255,591 $576,000  $471,148  $471,148   $576,000
              11     $342,068  $116,629  $116,629  $576,000  $258,910  $258,910 $576,000  $516,095  $516,095   $619,314
              12     $359,171  $102,133  $102,133  $576,000  $260,793  $260,793 $576,000  $564,801  $564,801   $677,761
              13     $377,130   $84,771   $84,771  $576,000  $260,936  $260,936 $576,000  $617,396  $617,396   $740,875
              14     $395,986   $63,931   $63,931  $576,000  $258,965  $258,965 $576,000  $674,013  $674,013   $808,816
              15     $415,786   $38,802   $38,802  $576,000  $254,385  $254,385 $576,000  $734,738  $734,738   $881,685
              16     $436,575   $8,268    $8,268   $576,000  $246,512  $246,512 $576,000  $799,572  $799,572   $959,487
              17     $458,404     $0        $0        $0*    $234,401  $234,401 $576,000  $868,411  $868,411  $1,042,094
              18     $481,324     $0        $0        $0*    $216,738  $216,738 $576,000  $941,011  $941,011  $1,129,213
              19     $505,390     $0        $0        $0*    $191,748  $191,748 $576,000  $1,016,990$1,016,990$1,220,388
              20     $530,660     $0        $0        $0*    $157,025  $157,025 $576,000  $1,095,843$1,095,843$1,315,012
            Age 60      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 65      N/A       N/A       N/A       N/A       N/A      N/A       N/A       N/A       N/A        N/A
            Age 70   $255,256  $161,822  $171,822  $576,000  $222,505  $232,505 $576,000  $298,973  $308,973   $576,000
            Age 75   $325,779  $128,757  $128,757  $576,000  $255,591  $255,591 $576,000  $471,148  $471,148   $576,000
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------


(1) Assumes a single payment of $200,000 is made at the beginning of the first Contract Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Contract loan has been made. Excessive loans or withdrawals may cause this Contract to lapse because of insufficient Contract Value.

* If the Guaranteed Death Benefit Rider is in effect on the Contract, the death benefit will be $576,000 based on the assumptions for this illustration.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2. The prospectus consists of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The signatures.

Written consents of the following persons:

     1.    Ernst & Young LLP
     2.     Actuarial Opinion

The following exhibits:

     1.    Exhibit 1
     (Exhibits required by paragraph A of the instructions to Form N-8B-2)

           (1) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account
                  VUL-2. 1/

           (2)    Not Applicable.

     (3) (a) Form of Distribution Agreement between Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company. 1/


     (b)  Form  of  Sales  Agreement   between   Transamerica   Life  Companies,
Transamerica Securities Sales Corporation and Broker-Dealers 1/


           (4)    Not Applicable.


           (5)    Forms of Policy and Policy riders. 1/ 2/


           (6)    Organizational documents of the Company, as amended. 1/

           (7)    Not Applicable.

           (8) Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/
                   (b) re Alliance Variable Products Series Fund, Inc. 1/ (c) re Dreyfus Variable Investment Fund 1/ (d) re Janus Aspen Series 1/ (e) re MFS Variable Insurance Trust 1/ (f) re Morgan Stanley Universal Funds, Inc. 1/ (g) re OCC Accumulation Trust 1/ (h) re Transamerica Variable Insurance Fund, Inc. 1/

          (9) Administrative Agreements between Transamerica Occidental Life Insurance Company and First Allmerica Financial Life Insurance Company 1/

           (10)   Form of Application. 1/

           (11)   Issuance, Transfer and Redemption Procedures Memorandum.  1/

           (12)   Financial Data Schedule.

     2. Form of Policy and Policy riders are included in Exhibit 1 above.

     3.    Opinion of Counsel. 1/

     4.    Not Applicable.

     5.    Not Applicable.

     6.    Actuarial Consent  1/


     7.    Consent of Independent Accountants 2/


     8.    Powers of Attorney 1/

     1/ Incorporated herein by reference to the initial filing of this Registration Statement (File No. 333-63215) on September 10, 1998.


     2/ Filed herewith.

                                     Part II

Undertaking To File Reports
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking
Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The directors and officers of Transamerica Occidental Life Insurance Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.


Representations Pursuant to Section 26(e) of the Investment Company Act of 1940 Transamerica hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

Exhibit 1(5) Form of Policy and Policy riders

Contract form number

TLC Logo


                       PLEASE READ THIS CONTRACT CAREFULLY

This modified single payment variable universal life insurance Contract is a legal contract between you ("the owner") and Transamerica Occidental Life Insurance Company ("we" and "the Company"). If you pay the required payments, we will pay your beneficiary the net death benefit when the person you are insuring ("the insured") dies prior to the Maturity Date or, if the insured is alive on the Maturity Date, we will pay the surrender value to the owner on the Maturity Date. If the Contract is issued with two insureds, the net death benefit is payable at the death of the survivor of the insureds. No benefit will be paid as a result of the death of the first of the insureds to die.

THE  NET  DEATH  BENEFIT  AND  CONTRACT  VALUE,  WHEN  BASED  ON THE  INVESTMENT
PERFORMANCE OF THE VARIABLE ACCOUNT, MAY INCREASE OR DECREASE AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT. PLEASE REFER TO THE VARIABLE ACCOUNT AND "WHAT YOU SHOULD KNOW ABOUT THE DEATH BENEFIT" SECTIONS FOR ADDITIONAL INFORMATION. WE AGREE TO PAY THE BENEFITS OF THIS CONTRACT IN ACCORDANCE WITH ITS TERMS.

RIGHT TO CANCEL We want you to be satisfied with the Contract you have purchased, and we urge you to examine it closely. If for any reason you are not satisfied, you may return the Contract to us or an authorized representative within 10 days after receipt of the Contract. If you return the Contract, it will be void from the date of issue, and you will receive a refund equal to the total of: 1. the difference between any payments made, including fees or any other charges, and the amounts allocated to the Variable Account; 2. the value of the amounts in the Variable Account on the date the returned Contract is received at our Variable Life Service Center; and 3. any fees or other charges imposed on amounts in the Variable Account.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

Home Office: 1150 South Olive, Los Angeles, California 90015 Variable Life Service Center: 440 Lincoln Street, P.O. Box 3800, Worcester, Massachusetts 01653

This is a legal contract between Transamerica Occidental Life Insurance Company and the owner. It is issued in consideration of the payment shown on the specification pages.

MODIFIED SINGLE PAYMENT VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT NON-PARTICIPATING


Executive Vice President, General Counsel and Corporate Secretary


President and CEO

                                Table of Contents

Specification Pages                                      3
Definitions                                              6
General Terms                                           10
Information about you and the beneficiary               12
What you should know about:
             The payments                               13
             Your Contract Value                        15
             The Variable Account                       17
             The Fixed Account                          20
             Transfers                                  22
             Borrowing from your Contract               23
             Surrenders and partial withdrawals         24
             The death benefit                          26
             The benefit payment options                28

                                  Specification

Contract Number: [specimen]

           ============================================================================================
[First] Insured:               [John Doe]                                  [First] Insured's Sex:  [Male]
[First] Insured's Age:         [55]                         [First] Insured's Underwriting Class:  [Non-smoker]
--------------------------------------------------------------------------------------------

[Second Insured:]                                                           [Second Insured's Sex:]
[Second Insured's Age:]                                      [Second Insured's Underwriting Class:]

           --------------------------------------------------------------------------------------------

           Date of Issue:  [01/01/1999]                      Contract Plan:  Modified Single Payment Variable
                                                                             Universal Life Insurance Contract
             Face Amount:  [$318,554]              Monthly Processing Date:
                                                                             [1st of each month]
                Owner(s):  [John Doe]                             Rider(s):  [Guaranteed Death Benefit
                                                                             Living Benefits]
    Beneficiary at Issue:  [Mary Doe]               Rider[s] Date of Issue:  [01/01/99]
           --------------------------------------------------------------------------------------------

Payment:                                [$50,000]
Maximum Payment:      The greater of [$50,000] or [$x,xxx] times the current
 Contract year.
      Guideline Single Payment:         [$x]
      Guideline Level Payment:          [$x]
Guaranteed Death Benefit Payment:
                                        [$x]
Final Payment Date:                     [01/01/1999]
Maturity Date:                          [01/01/2059]

Initial Payment Allocation:

Variable Sub-Accounts

       [30%  Transamerica VIF Growth Portfolio
        20%  Alliance VPF Premier Growth
        20%  Dreyfus VIF Capital Appreciation
        20%  OCC Accumulation Trust Managed
         5%  Janus Aspen Worldwide Growth

             Fixed Account
       [5%]  Initial Interest Rate: [4%]




      Advisers:

      Transamerica Occidental Life Insurance Company
      Alliance Capital Management L.P.
      The Dreyfus Corporation
      OpCap Advisors
      Janus Capital Corporation]




                                  Specification

[First] Insured:        [John Doe]                                             Contract Number:  [specimen]
[Second Insured:]
==================================================================================================================
Minimum Additional Payment:                   [$10,000]
Minimum Fixed Account Interest Rates:         [4% for value not subject to Outstanding Loan]
                                              [4% for value securing Outstanding Loan - not Preferred Loan]
                                              [5 1/2% for value securing Outstanding Loan - Preferred Loan]
Outstanding Loan Interest Rate:               [6%]
Maximum Loan Amount:                          [90% of the result of the Contract Value less the surrender charge]
Minimum Loan Amount:                          [$1,000]
Minimum Balance After Withdrawal:             [$10,000]
Free Withdrawal Amount:                       [10% of Contract Value]

Fees and Deductions:                                  Current                       Guaranteed

Administration Charge:                                [0.30%] Annually (1)          [0.30%] Annually (1)
Distribution Fee (Contract Years [1-10]):             [0.40%] Annually (1)          [0.40%] Annually (1)
Tax Charge (Contract Years [1-10]):                   [0.20%] Annually (1)          [0.20%] Annually (1)
Insurance Protection Charge:                          [0.50%] Annually (1)          See Page 5
Mortality & Expense Risk Charge:                      [0.80%] Annually (2)          [0.80%] Annually (2)
Withdrawal Transaction Fee:                           [No fee assessed.]            [2% of amount withdrawn, not to
                                                                                    exceed $25]

(1) This charge is deducted monthly from the Contract Value on a pro rata basis. The monthly charge is equal to one-twelfth of this factor times the Contract Value.
(2) This charge is deducted daily from each sub-account of the Variable Account.

 Surrender Charge Table*
 ------------------------- -------------------------------
     Contract Year                Surrender Charge
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           [1                            9%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           2                             8%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           3                             7%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           4                             6%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           5                             5%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           6                             4%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           7                             3%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           8                             2%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
           9                             1%
 ------------------------- -------------------------------
 ------------------------- -------------------------------
          10+                           0%]
 ------------------------- -------------------------------

The surrender charge is determined by multiplying (a) the portion of the Contract Value withdrawn which is attributed to payments that will be reduced for a withdrawal in excess of the free withdrawal amount by (b) the percentage for the applicable year. * If your Contract is reinstated, the surrender charge on the date of reinstatement will be the surrender charge that was in effect on the date of default. Subsequent surrender charges will be adjusted accordingly.

If you have questions regarding this Contract or need assistance about your coverage, please call our Variable Life Service Center. The phone number is [1-(800)-782-8315].


                                  Specification

[First] Insured:        [John Doe]                                             Contract Number:  [specimen]
[Second Insured:]


           Guaranteed Maximum Monthly Insurance Protection Rate Table

           [Age]               Insurance Protection Rate               [Age]              Insurance Protection Rate
   [Age Younger Insured]             ($) Per $1,000            [Age Younger Insured]           ($) Per $1,000
            [55                           0.68                          85                          14.17
             56                           0.75                          86                          15.56
             57                           0.83                          87                          17.00
             58                           0.91                          88                          18.48
             59                           1.01                          89                          20.04
             60                           1.11                          90                          21.69
             61                           1.23                          91                          23.48
             62                           1.36                          92                          25.50
             63                           1.51                          93                          27.96
             64                           1.69                          94                          31.38

             65                           1.87                          95                          36.79
             66                           2.07                          96                          46.58
             67                           2.29                          97                          67.04
             68                           2.53                          98                          83.33
             69                           2.79                          99                         83.33]
             70                           3.09
             71                           3.44
             72                           3.83
             73                           4.29
             74                           4.79

             75                           5.33
             76                           5.90
             77                           6.51
             78                           7.15
             79                           7.84
             80                           8.62
             81                           9.49
             82                          10.50
             83                          11.62
             84                          12.86


Note: [Single life, Male, Age 55, Non-smoker] Based on 1980 CSO Age Last Birthday (ALB) Table.

                                   Definitions

These definitions shall control wherever the terms they define are used in this Contract unless the context clearly indicates to the contrary.

Age means how old the insured is on his or her last birthday measured on the date of issue and each contract anniversary, thereafter. However, for benefit payment options, age is based on age nearest birthday of the designated individual.

Application is the form you complete to apply for this Contract. It contains your payment amount, payment allocation and other information that enable us to prepare this Contract. If a medical questionnaire or other forms are required, they become a part of the application. It is signed by you and the insured and becomes a part of this Contract.

Assignee is a person to whom you transfer ownership or other rights under this Contract.

Attained age is the insured's age as of the insured's last birthday at the start of a contract year. Attained age is used in the calculation of the guideline minimum sum insured.

Beneficiary is the person or persons you name to receive the net death benefit when the Insured dies.

Code is the Internal Revenue Code of 1986, as amended, and rules and regulations issued thereunder.

Collateral assignee is a person to whom you transfer some of this Contract's ownership rights as collateral.

Company means Transamerica Occidental Life Insurance Company, also referred to as we, our, and us. Our telephone number is [1-800-782-8315].

Contract anniversary is the same month and day as the date of issue in each calendar year following the date of issue.

Contract change means any change in the underwriting class or the addition or deletion of a rider.

Contract month is the period from the date of issue to the same day one month later, and each one month period thereafter.

Contract owner is the person who may exercise all rights under the Contract, with the consent of any irrevocable beneficiary or collateral assignee. "You" and "your" refer to the contract owner in this Contract.

Contract Value is the sum of your values in the Variable Account and the Fixed Account.

Contract year is the period from the date of issue through the day before the first contract anniversary and, thereafter, the period of time beginning on the contract anniversary and ending immediately before the next contract anniversary.

Date of default is (a) the first day of the grace period, or (b) the date on which the outstanding loan exceeds the Contract Value less surrender charges.

Date of issue is the date coverage under this policy becomes effective and is stated on the specification pages. Contract months, years and anniversaries are measured from this date.


Designated individual is a person specified by the payee upon whose life expectancy a benefit payment option amount is based and upon whose life continued payments depend. If the payee is the contract owner, the designated individual may be the insured, or if applicable, another living individual. If the payee is the beneficiary, the designated individual may be the beneficiary or another living individual.

Earnings means the amount by which the Contract Value exceeds the sum of the payments made less any payments that were previously considered withdrawn. For contract loan purposes, Earnings are calculated on each monthly processing date.

Evidence of insurability is the information, including medical information, that we use to decide whether to issue the requested coverage, to determine the underwriting class for the person insured, or to determine whether the Contract may be reinstated.

Face amount is the amount of insurance you elect to buy in the application and which we agree to issue. The face amount is shown in the specification pages of the Contract. The death benefit is based on the face amount; see the "What You Should Know About The Death Benefit" section.

Final payment date is the contract anniversary coinciding with or immediately following the insured's 100th birthday. If there are two insureds, the final payment date is the contract anniversary coinciding with or immediately following the younger insured's 100th birthday. This date is shown on the specification pages. No payments are permitted by you after this date. No monthly deduction (including insurance protection charges) will be deducted from the Contract Value after this date. Generally, the net death benefit after this date will equal 101% of the Contract Value minus any outstanding loan, except as otherwise provided in a Guaranteed Death Benefit Rider if attached to this Contract.

Fixed Account is the part of the Company's General Account to which all or a portion of a payment or transfer may be allocated.

General Account is the assets of the Company that are not allocated to a Separate Account.

Guideline Minimum Sum Insured is an amount which is not less than the minimum death benefit required to qualify the Contract as "life insurance" under the Code. The guideline minimum sum insured is the product of the Contract Value times
      a percentage based on the insured's attained age.

Guideline premium is a limit imposed by the Code on payments you make to the Contract. The guideline premium for the Contract is shown on the specification pages as the Maximum Payment. The guideline premium includes the guideline single premium which is also used to determine the face amount under the Contract.

Insurance protection amount is the death benefit minus the Contract Value.

Insured is the person or persons covered as indicated on the specification pages. If more than one insured is named, all provisions of this Contract that are based on the death of the insured will be based on the death of the survivor of the persons named.

Loan value is the maximum amount you may borrow under the Contract.

Maturity Date is the contract anniversary coinciding with or immediately following the insured's 115th birthday. If there are two insureds, the maturity date is the contract anniversary coinciding with or immediately following the younger insured's 115th birthday.

Monthly deduction is the amount of money that we deduct from the Contract Value each contract month to pay for the Administration Charge, Monthly Insurance Protection Charge, Distribution Fee, Tax Charge, and any Rider Charge shown on the specification pages.

Monthly insurance protection charge is the amount of money that we deduct from the Contract Value each contract month to pay for the insurance protection amount.

Monthly processing date is the day of each month on which a monthly deduction is made. This date is shown on the specification pages. If the Company is not open on this date, the processing date for that contract month will be the next business day.

Net death benefit is the amount payable as a result of the death of the insured calculated as explained in the net death benefit provision.

Outstanding loan means all unpaid contract loans plus interest due or accrued on such loans.

Payee is the person with the right to elect an available benefit payment option and to receive the payments under a benefit payment option. The contract owner is the payee under the benefit payment option if the option is elected as a method of receiving surrender or maturity proceeds. The beneficiary is the payee under a benefit payment option elected as a method of receiving net death benefits.

Payment means the initial money you provide in consideration for the issuance of this Contract and any additional amount you pay into the Contract.

Portfolio is a separate investment series of a registered investment company for investment by a sub-account.

Pro rata refers to an allocation among the sub-accounts and the Fixed Account. A pro rata allocation will be in the same proportion that the portion of the Contract Value in each sub-account and the portion of the Contract Value in the Fixed Account have to the total Contract Value net of any outstanding loans.

Preferred Loan is the portion of any outstanding loan secured by Earnings.

Preferred Loan Rate is the Minimum Fixed Account Interest Rate for the value securing Outstanding Loan Preferred Loan, as shown in the specification pages.

Rider is a document attached to this Contract that adds an optional benefit. An additional charge may be required for a rider.

Second-to-die   describes   a   contract   issued   as  a   joint   survivorship
("Second-to-Die")   Contract.  Life  insurance  coverage  is  provided  for  two insureds, with death benefits payable at the death of the survivor.

Separate account is a segregated account established by the Company. The assets are not commingled with the Company's general assets and are not subject to claims of the Company's creditors.

Specification pages contain information specific to your Contract and are located after the Table of Contents.

Sub-accounts are subdivisions of the Variable Account investing exclusively in the shares of one or more portfolios.

Surrender value is the amount payable on a full surrender. It is the Contract Value less any outstanding loan and surrender charges.

Transamerica is Transamerica Occidental Life Insurance Company. "We", "our", "us" and "Company" refer to Transamerica in this Contract.

Underwriting class means the insurance risk classification that we assign to the insured based on the information in the application and any other evidence of insurability we obtain. The underwriting class affects the monthly insurance protection charge.

Unit is a measure of your interest in a sub-account.

Valuation date is each day that the New York Stock Exchange (NYSE) is open for business and any other day that there is enough trading in the Variable Account's underlying portfolio securities to materially affect the value of the Variable Account.

Valuation period is the period between the close of business on successive valuation dates.

Variable Account is the Company's separate account, consisting of sub-accounts that invest in the underlying portfolios.

Variable Life Service Center is the Company's office at 440 Lincoln Street, P.O. Box 3800, Worcester, Massachusetts 01653.

Written request is a signed request you make in written form that is satisfactory to us and filed at our Variable Life Service Center.

You or your means the owner of this Contract as shown in the application or in the latest change filed with us.

                           General Terms

Entire Contract We have issued this Contract in consideration of the application and your Contract payment. A copy of the application is attached and is part of this Contract. This Contract, with a copy of the application, and any attached riders, is the entire Contract between you and us. The entire Contract also includes:
                                   a copy of any application to change to a better underwriting class, any new specification pages, and any supplemental pages issued.

                             All statements made by or for the insured will be considered representations and not warranties. We will not use any statements made by or for the insured to deny a claim unless the statement is in the application and the application is attached to this Contract when it is issued or delivered. Our representatives are not permitted to change this Contract or extend the time for making payments. Only our President or a Vice President together with our Secretary may change the provisions of this Contract, and then only in writing.

Right To Contest The A contest is any action taken by us to cancel your insurance or deny a claim based on Contract Is Limited untrue or incomplete answers in your application. Except for fraud or nonpayment of payments, this Contract will be incontestable after it has been in force during the lifetime of the insured for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident.

                             If the underwriting class is changed at your request, we cannot contest the change after it has been in force for two years from its effective date and the insured is alive.

Non-Participating No insurance dividends will be paid on this Contract.

Adjustment  Of Interest We determine the Fixed  Account  interest  rates used to
calculate  the  Contract   Value,   Rates  subject  to  the  guarantees  on  the
specification pages.

Suicide Exclusion If the insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the total amount of payments made to us less any outstanding loans and amounts withdrawn.

Notice Of First To Die If more than one insured is named on the specification pages, upon the death of the insured who dies first, the owner agrees to mail proof of death to the Variable Life Service Center, within 90 days of the date of death, or as soon thereafter as is reasonably possible.

Misstatement                 Of Age Or Sex On the date of death of the  insured,
                             the death benefit will be reduced or increased if the age or sex is misstated. The adjustment will be based upon the ratio of the Maximum Payment for this Contract shown on the first specification page to the amount the Maximum Payment would have been if the Contract had been issued at the correct age or sex.

                             No adjustment will be made if:
                                   The insured dies after the final payment date
                                  and the Guaranteed Death Benefit Rider is not in effect on the Contract; or
                                   The  underwriting  class is unisex  and there
has been a misstatement only of sex.

Protection                   Of  Benefits  To the  extent  allowed  by law,  the
                             benefits   provided  by  this  Contract  cannot  be
                             reached   by  the   beneficiary's   creditors.   No
                             beneficiary may assign, transfer, anticipate, or encumber the Contract Value or benefit unless you give the beneficiary this right.

Periodic Report We will mail a report to you at your last known address at least once a year. This report will provide the following information: o values in each sub-account and in the Fixed Account; o the surrender value; payments made by you and charges deducted by us since the last report; o any outstanding loan and any other information required by law; and o the death benefit.

                           Information about you and the beneficiary

Owner The insured is the owner of this Contract unless another person (which could be a trust, corporation, partnership, etc.) is named as the owner in the application. The owner may change the ownership of this Contract without the consent of any beneficiary except that an irrevocable beneficiary must agree to the change in writing.

Assignment You may only change the  ownership  of this  Contract by sending us a written request. An absolute assignment will transfer ownership of the Contract from you to another person called the assignee. You may also assign this Contract as collateral to a collateral assignee. The limitations on your ownership rights while a collateral assignment is in effect are specified in the assignment. An assignment will take place only when the written request is recorded at our Variable Life Service Center. When recorded, it will take effect on the date it was signed by you. Any rights created by the assignment will be subject to any payments made or actions taken by us before the change is recorded. We are not responsible for assuring that any assignment or any assignee's or collateral assignee's interest is valid.

Beneficiary                  You name the  beneficiary  to receive the net death
                             benefit. The beneficiary's interest may be affected by any assignment you make. If you assign this Contract as collateral, all or a portion of the net death benefit will be paid to the collateral assignee; any money left over from the amount due the assignee will go to those otherwise entitled.

                             Your choice of beneficiary may be revocable or irrevocable. You may change a revocable beneficiary at any time by written request, but an irrevocable beneficiary must agree to any change in writing. You will also need an irrevocable beneficiary's permission to exercise other rights and options granted by this Contract. Unless you have asked otherwise, the beneficiary will be revocable.

                             Any change of the beneficiary must be made while the insured is living. This change will take place on the date the request is signed, even if the insured is not living on the day we receive it at the Variable Life Service Center. Any rights created by the change will be subject to any payments made, or actions taken, before we receive the written request. If a beneficiary dies before the insured, his or her interest in this Contract will pass to any surviving beneficiaries in proportion to their shares in the net death benefit, unless you have requested otherwise. If all beneficiaries die before the insured, the net death benefit will pass to you or your estate.

Common Disaster Option The common disaster option may be elected and changed after Contract issue by a written request. If the common disaster option is in effect on the date of the insured's death, the beneficiary must be alive for a certain number of days following the insured's date of death in order to be entitled to receive a benefit. Otherwise, we will pay the net death benefit as though the beneficiary died before the insured. The number of days that the beneficiary must live after the insured's death is selected by you when you elect the common disaster option but may not exceed 30 days. Unless you elect otherwise by written request, the common disaster option under the Contract will provide for a 10-day period.

                           What you should know about the payments

Payments This Contract will not be in force until the payment shown on the specification pages is paid to us. Additional payments may be made to us at any time through the final payment date, but before the date of death of the insured, subject to the minimum additional payment amount and the maximum payment amount, shown on the specification pages. A payment required to keep the Contract in force will not be subject to the minimum additional payment or maximum payment limitations. Payments must be sent to our Variable Life Service Center.

                             If you request it in writing, we will send you a signed receipt after a payment. The payment amount which must be paid to keep the Contract in force is described in the Grace Period provision.

                             We may require evidence of insurability satisfactory to us before accepting an additional payment, if the additional payment would increase the net death benefit.

Maximum                      Payment  Limits We may limit the amount you pay us.
                             This limit will not be less than the Guideline Premium. The sum of all payments made from the date of issue, minus any partial withdrawals, may not be more than the greater of: o The guideline single payment, or o The sum of the guideline level payments on the date of payment.

                             The guideline payment limits are shown on the specification pages. These payment limitations will not apply if they prevent you from paying us enough to keep the Contract in force.

                             Guideline payment limits are determined according to rules in the Code and will be adjusted as changes are made to the Code.

                             If the payments made exceed the amount allowable for this Contract to continue to qualify as a life insurance Contract under Code Section 7702 and the regulations thereunder, as applicable to this Contract from time to time, we will remove excess payments made from the Contract, with interest. Such an excess amount could occur, for example, as a result of a partial withdrawal or other change in the benefits or terms of the Contract, since such actions may reduce the guideline payment limits allowable for the Contract. The portion of any payment that cannot be accepted will be applied first against any outstanding contract loans. We will refund to you any excess amount (including interest) not later than 60 days after the end of that contract year.

                             The amount refundable will not exceed the surrender value of the Contract. If the entire surrender value is refunded, we will treat the transaction as a full surrender of your Contract.

GracePeriod This Contract will terminate 62 days after a monthly processing date on which the surrender value is less than the monthly deduction due. The 62-day period is a grace period. At least 61 days before the end of the grace period, we will mail the Owner and any assignee written notice of the amount of payment that will be required to continue this Contract in force. The required payment will be no greater than the amount required to pay the guaranteed monthly deductions for three months as of the day the grace period began. If the amount shown in the notice remains unpaid at the end of the grace period the Contract will lapse on such date. The Contract terminates on the date of lapse. The death benefit during the grace period will be reduced by any overdue charges.

Reinstatement              If this  Contract  has lapsed or has been  foreclosed
                           for  failure  to pay loan  interest  and has not been
                           surrendered,  it may be restored (called "reinstated"
                           in this  Contract)  within three years after the date
                           of default.  We will  reinstate  the  Contract on the
                           monthly  processing date following the day we receive
                           all of the following items:
                           o    a written application for reinstatement;
                           o    evidence of insurability satisfactory to us;
                           o    a  payment  sufficient  to cover the cost of all
                                Contract charges that were due and unpaid during the grace period;
                           o a  payment  large  enough to keep the  Contract  in
                           force   for   three   months;   and  o   payment   or
                           reinstatement of any loans against the Contract that existed at the end of the grace period.

                           Your reinstatement payment will be allocated to the Fixed Account until we approve your application. At that time, we will transfer the reinstatement payment, plus accrued interest, as you directed in your last payment allocation request.

The Contract Value on the reinstatement date is: the payment to reinstate the Contract, including the interest earned from the date we received your payment, plus an amount equal to the Contract Value less any outstanding loan on the default date; less the monthly deduction due on the reinstatement date.

                           The surrender charge on the reinstatement date is the charge that was in effect on the date of default.

                           What you should know about your Contract Value

Allocation of New Payments You may allocate the payments to: any of the sub-accounts which are available at the time the payment is made; and/or, the Fixed Account.

                             The Company reserves the right to limit the number of sub-accounts which are available at one time, but in no event will this be less than [twenty]. All percentage allocations must be in whole numbers, with the total allocation to all selected accounts equaling 100%. Allocations of less than 5% to a sub-account or to the Fixed Account may only be made with our consent.

Allocation Of Initial If you make a payment with your application or at any time before the Contract is Payments approved by us, we may put that payment into the Fixed Account on the date we receive it at our Variable Life Service Center. Not later than two days after the date this Contract is approved by us, the value you elected to allocate to the Variable Account will be transferred from the Fixed Account to either the sub-accounts you have elected or to the Money Market sub-account. In any event, we will transfer any Variable Account values from the Money Market sub-account to the sub-accounts you have selected not later than the expiration of the period during which you may exercise your right to examine this Contract and request a refund of your payments.

Monthly Deduction Beginning on the date this Contract is issued and on every monthly processing date through the final payment date, we will deduct the following monthly charges pro rata from the Contract Values:
                                  o   Administration Charge;
                                  o   Distribution Fee;
                                  o   Tax Charge; and
                                  o   Insurance Protection Charge.

                             The amounts of the monthly deduction and their duration periods, if any, are shown on the specification pages. No additional monthly deductions will be assessed following the end of the duration period, if the period ends prior to the final payment date. Charges allocated to the Fixed Account will be deducted on a last-in, first-out basis. This means that we use the most recent payments to pay the fees and charges.

Administration               Charge The Administration Charge compensates us for
                             the  cost  of  providing   administrative  services
                             attributed to this Contract.

Distribution Fee The Distribution Fee compensates us for distribution expenses.

Tax Charge This charge compensates us for a portion of certain federal, state and local taxes we must pay.

Insurance                    Protection  Charge The Insurance  Protection Charge
                             compensates us for the cost of providing a death benefit in excess of the Contract Value. This charge will not exceed the guaranteed maximum insurance protection charge. The guaranteed maximum insurance protection charge for any contract month is equal to (a) times (b), where: (a) is the rate shown in the Guaranteed Maximum Monthly Insurance
                             Protection Rate
                                  Table shown on the  specification  pages,  and
                             (b) is the insurance protection amount divided by $1,000.

                             The insurance protection rates actually charged will never be higher than the guaranteed rates. We may change the insurance protection rates from time to time. Any change in the rates for monthly insurance protection charges will apply to all contracts in the same underwriting class, will be prospective, and will be based on our expectations as to future cost factors. Such cost factors may include, but are not limited to: mortality, expenses, interest, and persistency. We will review the actual insurance protection rates for this Contract whenever we change these rates for new contracts. In any event, rates will be reviewed no more often than once each year, but not less than once in a five-year period.

                           What you should know about the Variable Account

Variable Account The value of your Contract will vary if it is funded through investments in the sub-accounts of the Variable Account. This account is separate from our Fixed Account. We have exclusive and absolute ownership and control of all assets, including those in the Variable Account. However, the portion of assets in the Variable Account equal to the reserves and liabilities of the contracts that are supported by this account will not be charged with liabilities that arise out of any other business we conduct.

                             This  Variable  Account,  which we  established  to
                             support  variable  life  insurance  contracts,   is
                             registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940. The laws of the State of California also govern it.

                             This Variable Account has several sub-accounts. Each sub-account invests its assets in a separate series of a registered investment company (called a "portfolio"). We reserve the right, when the law allows, to change the name of the Variable Account or any of its sub-accounts. You will find a list in your application of these sub-accounts in which you may invest.

Variable Account Value Not later than two days after the date this Contract is approved for issue by us, the portion of the Contract Value you elected to allocate to the Variable Account may be transferred from the Fixed Account to either the sub-accounts you have selected or to the Money Market sub-account. We will transfer the Variable Account values from the Money Market sub-account to the sub-accounts you have selected not later than the expiration of the period during which you may exercise your right to examine this Contract and request a refund of your payments. Payments made thereafter which are allocated to the sub-accounts will purchase additional units of the sub-accounts.

                             The number of units purchased in each sub-account is equal to the portion of the payment allocated to the sub-account, divided by the value of the applicable unit as of the valuation date on which the payment is received at our Variable Life Service Center or the value on the date of transfer to the sub-account from another sub-account or the Fixed Account. If we receive your payment on a date which is not a valuation date, we will use the value of the applicable unit on the first valuation date following the date we receive your payment to determine the number of units that the payment will purchase.

                             The number of units will remained fixed unless:
                             (1) changed by a subsequent split of unit value, or
                             (2) reduced because of a transfer, transfer charge, contract loan, partial withdrawal, withdrawal transaction fee, monthly deduction, surrender or surrender charge allocated to the sub-account.

                             Any transaction described in (2) will result in the cancellation of a number of units which are equal in value to the amount of the transaction. On each valuation date we will value the assets of each sub-account in which there has been activity. The value in a sub-account at any time is equal to the number of units this Contract then has in that sub-account multiplied by the sub-account's unit value. The value of a unit for any sub-account for any valuation period is determined by multiplying that sub-account's unit value for the immediately preceding valuation period by the net investment factor for the valuation period for which the unit value is being calculated. The unit value will reflect the investment advisory fee and other expenses incurred by the registered investment companies.

Net Investment Factor This measures the investment performance of a sub-account during the valuation period that has just ended. The net investment factor is the result of (a) plus (b), divided by
                             (c), minus (d) where: (a) is the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period;
                             (b)  is the per  share  amount of any  dividend  or
                                  capital   gain   distributions   made  by  the
                                  portfolio on shares held in the sub-account if
                                  the  "ex-dividend"   date  occurs  during  the
                                  current valuation period;
                             (c)  is  the  net  asset   value  per  share  of  a
                                  portfolio   share  held  in  the   sub-account
                                  determined as of the end of the immediately preceding valuation period; and
                             (d) is a charge for  mortality and expense risks in
the valuation period.

                             The current mortality and expense risk charge is shown on the specification pages. This charge may be increased or decreased, but will never exceed the maximum mortality and expense risk charge shown on the specification pages. Expense and mortality results may not adversely affect this maximum charge. Since the net investment factor may be more or less than one, the unit value may increase or decrease. You bear the investment risk. We reserve the right, subject to any required regulatory approvals, to change the method we use to determine the net investment factor.

Addition, Deletion Or We may not change the investment policy of the Variable Account without the approval Substitution Of Investments of the Insurance Commissioner of California. This approval process is on file with the
                             Commissioner of your state. We reserve the right, subject to applicable law, to add, delete, or substitute the shares of a portfolio that are held by the Variable Account or that the Variable Account may purchase. We also reserve the right to eliminate the shares of any portfolio if they are no longer available for investment, or if we believe investing more in any portfolio is no longer appropriate for the purposes of the Variable Account.

                             We will notify you before we substitute any portion of your interest in the Variable Account. This will not, however, prevent the Variable Account from buying other shares of underlying securities for other series or classes of contracts or policies, or from permitting a conversion between series or classes of contracts or policies when requested by the owners of such contracts or policies. We reserve the right to establish other sub-accounts, and to make them available to any class or series of contracts and policies as we think appropriate. Each new sub-account would invest in a new investment company or in shares of another open-end investment company. We also reserve the right to eliminate or combine existing sub-accounts of the Variable Account and to transfer the assets between sub-accounts, when allowed by law. If we make any substitutions or changes that we believe are necessary or appropriate, we may make changes in this Contract by written notice to reflect the substitution or change. If we think it is in the best interests of our contract owners, we may operate the Variable Account as a management company under the Investment Company Act of 1940, or we may de-register it under that Act if registration is no longer required. We may also combine it with other separate accounts.

Federal Taxes If we must pay taxes on the Variable Account, we will charge you for those taxes. Although the Variable Account is currently not taxable, we reserve the right to charge for taxes if it becomes subject to taxation.

Splitting Of Units We reserve the right to split the value of a unit, to either increase or decrease the number of units. Any splitting of units will have no material effect on contract benefits.

                           What you should know about the Fixed Account

Fixed Account The Fixed Account is a part of our General Account. The General Account consists of all assets owned by us, other than those in the Variable Account and other separate accounts. Except as limited by law, we have sole control over the investment of these General Account assets. You do not share directly in the investment experience of the General Account, but are allowed to allocate and transfer funds into the Fixed Account.

     Fixed Account Interest The interest rates credited to values in the Fixed Account are set by us, but will Rates never be less than the Minimum Fixed Account Interest Rates shown in the specification pages. We may establish higher interest rates. The initial interest rates and the renewal interest rates may be different. Interest rates will be determined as follows:
     Payments allocated to the Fixed Account will be credited at the initial interest rate in effect on the day we receive your payment at our Variable Life Service Center, and the initial interest rate is guaranteed until the next contract anniversary unless you borrow from that value. Funds transferred from a sub-account of the Variable Account to the Fixed Account will be credited with interest at the initial interest rate in effect on the valuation date of the transfer, and the initial interest rate is guaranteed until the next contract anniversary unless you borrow from that value. Values in the Fixed Account on a contract anniversary will be credited with interest at the renewal interest rate in effect on that contract anniversary for one year so long as those values remain in the Fixed Account and are not borrowed. The interest rate we use for that portion of the Contract Value that equals the outstanding loan will be no less than the applicable Minimum Fixed Account Interest Rate shown on the specification pages. One of the rates shown is the Preferred Loan Rate, which applies only to loans qualifying as preferred loans.

Fixed Account Value On each monthly processing date, the value of the portion of your Contract Value in the Fixed Account is equal to: o the value of such portion on the preceding monthly processing date increased by one month's interest; plus
                             o payments received since the last monthly processing date that are allocated to the Fixed Account plus the interest accrued from the date the payments are received by us; plus
                             o any portion of your Contract Value transferred to the Fixed Account from any sub-accounts since the preceding monthly processing date, increased by interest accrued on such amount from the transfer date to the monthly processing date; minus
                             o any portion of your Contract Value transferred from the Fixed Account to a sub-account since the preceding monthly processing date and interest accrued on such amount from the transfer date to the monthly processing date; minus
                             o any portion of your Contract Value transferred from the Fixed Account to a sub-account since the preceding monthly processing date and interest accrued on such amount from the transfer date to the monthly processing date; minus
                             o your partial withdrawals from the Fixed Account, any withdrawal transaction fees and surrender charges assessed since the last monthly processing date, interest accrued on these withdrawals, fees and charges from the withdrawal date to the monthly processing date; minus
                             o the portion of the monthly deductions allocated to the portion of your Contract Value in the Fixed Account.
                             During any contract month the portion of your Contract Value in the Fixed Account will be calculated on a consistent basis.

     Basis Of Value Of The We base the minimum surrender value in the Fixed Account on the minimum Fixed Account Fixed Account interest rates and mortality table shown on the specification pages. The actual Fixed Account value is based on interest and insurance protection rates that we set. We have filed a detailed description of the way we determine this value with the State Insurance Department. All values equal or exceed the minimums required by law in the state in which this Contract is delivered.

                           What You Should Know About Transfers


                             While the Contract is in force, you may transfer amounts between the Fixed Account and the sub-accounts or among sub-accounts on request. You may transfer, without charge, all of the portion of Contract Value in the Variable Account to the Fixed Account once during the first 24 months after the Contract is issued which will automatically convert it to a fixed-only product. If you do so, future payments will be allocated to the Fixed Account unless you specify otherwise. All other transfers are subject to the following rules and will be permitted with our approval. We will determine the minimum and maximum amounts that may be transferred according to the rules that are in effect at the time of the transfer. We also reserve the right to limit the number of transfers that can be made in each contract year and set other reasonable rules controlling transfers.

                             If a transfer would reduce the value in a sub-account to less than the current minimum balance required for such sub-accounts, we reserve the right to include the remaining value in the amount transferred. You will not be charged for the first 18 transfers in a contract year, but a transfer charge of up to $25 may be assessed on each additional transfer. Any transfer charge will be deducted from the amount that is transferred. There is no charge for a transfer that results from a contract loan or repayment of a loan.

             What you should know about borrowing from your Contract

                             To borrow from this Contract,  the only  collateral
you will need is the Contract itself.

Amount You May Borrow The maximum loan amount is 90% of the result of the Contract Value less the surrender charges. You may borrow an amount subject to the minimum shown on the specification pages, up to the maximum loan amount minus any outstanding loan. If you do not specify from which accounts you want to borrow, we will allocate the loan pro rata. In order to secure the outstanding loan, we will transfer the value in each sub-account equal to the contract loan allocated to each sub-account to the Fixed Account.

     Loan Interest You will be required to pay interest on your loan at an annual rate indicated on the specification pages. Interest accrues daily and is payable at the end of each contract year or, if earlier, as of the date the loan is repaid or defaulted or the contract is surrendered. Any interest that is not paid on time will be added to the loan principal and bear interest at the same rate. If this makes the principal higher than the value in the Fixed Account, we will offset this shortfall by transferring funds from the portion of your Contract Value allocated to the sub-accounts to the portion in the Fixed Account. We will allocate the transferred amount from the sub-accounts in the same proportion that the value in each sub-account has to the total value in all of them.

Repaying The Outstanding You may repay the outstanding loan at any time before this Contract lapses and before Loan the maturity date. When you repay it, we will transfer the portion of your Contract
                             Value that is securing the loan in the Fixed Account portion of your Contract Value to the various sub-accounts and increase the value in them. You may tell us how to allocate repayments. Otherwise, we may allocate them according to the most recent payment allocation choices you have made. Loan repayments made to the Variable Account portion of your Contract Value cannot be higher than the amounts you transferred to secure the outstanding loan.

Foreclosure                  If at any time the amount of the  outstanding  loan
                             is  higher  than  the  Contract   Value  minus  the
                             surrender charge, the Contract will terminate.

                             We will mail a notice of this termination to your last known address and that of any assignee. If the excess outstanding loan is not paid within 62 days after this notice is mailed, the outstanding loan will be foreclosed and the Contract will terminate with no value. You may reinstate this Contract in accordance with the Reinstatement provision.

  What you should know about surrenders and partial withdrawals

Surrender                    You  may  cancel  this  Contract  and  receive  its
                             surrender value as long as the insured is living on the date we receive your written request at our Variable Life Service Center. The Contract will be canceled on that day. You may choose to receive the surrender value in a lump sum or under a benefit option.


Surrender                    Value The surrender value equals the Contract Value
                             minus any  outstanding  loan and surrender  charge.
                             You  will  find  the   surrender   charges  on  the
                             specification pages.

Partial Withdrawals You may withdraw part of the surrender value on written request. Each withdrawal must be at least $1,000. The withdrawal transaction fee in effect on the date of issue is shown on the specification pages. The withdrawal transaction fee is subject to change, but will never exceed the guaranteed fee shown on the specification pages.

                             We will not permit a partial withdrawal if it reduces the Contract Value to less than the minimum balance after withdrawal amount shown on the specification pages.

                             The face amount will be reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal. The Contract Value will be reduced by the amount of the partial withdrawal, the withdrawal transaction fee and any applicable surrender charges.

                             If you do not allocate a partial withdrawal, its fee and its charges between the portion of your Contract Value in the Fixed Account and the portion in each sub-account, we will automatically allocate them pro rata.


Free Withdrawal Amount The free withdrawal amount will not be subject to the surrender charge. The free withdrawal amount for a Contract year equals (a) minus (b), where: (a) is the free withdrawal amount shown on the specification pages, and (b) is the total of prior free withdrawal amounts withdrawn in the same Contract year.

     Allocations of Withdrawals The free withdrawal amount is deducted from the portion of the Contract Value attributed to earnings until it is exhausted, and then from the portion of the Contract Value attributed to payments. Withdrawals in excess of the free withdrawal amount, including the withdrawal transaction fees and the surrender charges, if any, are deducted first from the payments portion. The payments portion of the Contract Value is reduced in the reverse order of receipt of such payments. Surrender charges applicable to withdrawals in excess of the free withdrawal amount are described on the specification pages.

Postponement                 Of Payment We may postpone  any  transfer  from the
                             Variable Account, or payment of any amount payable on:
                                       surrender,
                                       partial withdrawal,
                                       transfer,
                                       contract loan, or
                                       death of the insured.

     The postponement will continue during any period when: o trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or the New York Stock Exchange is closed for days other than weekends and holidays, or o the Securities and Exchange Commission by order has permitted such suspension, or o the Securities and Exchange Commission has determined that such an emergency exists that disposal of portfolio securities or valuation of assets is not reasonably practical.

                             We also may postpone any transfer from the Fixed Account or payment of any portion of the amount payable on a surrender, partial withdrawal or contract loan from the Fixed Account for not more than six months from the day we receive your written request. If we postpone those payments for 30 days or more, the amount postponed will earn interest during that period of not less than 3% per year or such higher rate as required by law.

                           What you should know about the death benefit

     Net Death Benefit If the insured dies before the maturity date and before the Contract is terminated, we will pay the net death benefit. The net death benefit is equal to the death benefit reduced by certain amounts, as described below. The death benefit is determined as of the date we receive due proof of the insured's death at our Variable Life Service Center. Due proof of death is a valid death certificate or other evidence satisfactory to us.

                             The amount of the net death benefit depends upon:
                             (1) whether the date the insured dies is after, or on or before, the final payment date; and, if after the final payment date, (2) whether the Guaranteed Death Benefit Rider is in effect at the time of the insured's death.

     If the insured dies on or before the final payment date then the death benefit is the greater of the face amount or the guideline minimum sum insured. The net death benefit is determined by deducting from the death benefit: any outstanding loan and any monthly deductions due and unpaid through the contract month in which the insured dies, as well as any partial withdrawals, withdrawal transaction fees, and applicable surrender charges.

                             If the insured dies after the final payment date, except as provided under a Guaranteed Death Benefit Rider if attached to this Contract, the death benefit is 101% of the Contract Value. The net death benefit is the death benefit minus:
                                   any outstanding loan through the contract month in which the insured dies, and any unpaid partial withdrawals, withdrawal transaction fees and applicable surrender charges.

                             If the net death benefit is paid in a lump sum, interest will be earned at our declared interest rate for sums held on deposit, but not less than 2.5% per year, beginning on the date we receive notice of death at our Variable Life Service
                             Center. We will pay a higher interest rate if required by state law. We will credit interest from an earlier date (for example, from the date of the insured's death) if required by state law.





                                                       Guideline Minimum Sum Insured Table
                                  Attained Age           Percentage           Attained Age           Percentage
                                   40 or less               265%                   66                   134%
                                       41                   258%                   67                   133%
                                       42                   251%                   68                   132%
                                       43                   244%                   69                   131%
                                       44                   237%                   70                   130%
                                       45                   230%                   71                   128%
                                       46                   224%                   72                   126%
                                       47                   218%                   73                   124%
                                       48                   212%                   74                   122%
                                       49                   206%                 75-85                  120%
                                       50                   200%                   86                   118%
                                       51                   193%                   87                   116%
                                       52                   186%                   88                   114%
                                       53                   179%                   89                   112%
                                       54                   172%                   90                   110%
                                       55                   165%                   91                   108%
                                       56                   161%                   92                   106%
                                       57                   157%                   93                   105%
                                       58                   153%                   94                   105%
                                       59                   149%                   95                   105%
                                       60                   145%                   96                   104%
                                       61                   143%                   97                   103%
                                       62                   141%                   98                   102%
                                       63                   139%                   99                   101%
                                       64                   137%                100-115                 101%
                                       65                   135%

Required  Minimum  Amount of This  Contract is  intended  to qualify  under Code
Section 7702 as a life insurance Death Benefit contract for federal tax purposes. The provisions of this Contract (including any rider or endorsement) shall be interpreted to ensure such tax qualification, regardless of any language to the contrary.

                              At no time will the amount of the death benefit under the Contract ever be less than the amount needed to ensure such tax qualification. To the extent that the death benefit is increased, appropriate adjustments will be made in any monthly insurance protection charges or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Such adjustments may be made by right of setoff against any death benefits payable.

                              The guideline minimum sum insured is calculated by multiplying the Contract Value by the percentage shown in the preceding table. The death benefit under this Contract will not be less than the guideline minimum sum insured. The guideline minimum sum insured varies by attained age. The amounts shown in the table are determined to provide a death benefit at least as great as those required under the Code to qualify the Contract as life insurance, and will be adjusted according to any changes in the Code applicable to this Contract.

             What you should know about the benefit payment options

     Benefit Payment Options When the insured dies, we will pay the net death benefit in a lump sum unless you or the beneficiary choose a benefit payment option. You may choose a benefit payment option while the insured is living. The beneficiary may choose a benefit option after the insured has died. The beneficiary's right to choose will be subject to any benefit payment option restrictions in effect at the insured's death. You may also choose one of these options as a method of receiving the surrender or maturity proceeds, if any are available under this Contract. When we receive a satisfactory written request, we will pay the benefit according to one of these options.

     Option A: Installment for We will pay equal installments for a guaranteed period of from one to thirty years. a Guaranteed Period Each installment will consist of part benefit and part interest. We will pay the installments monthly, quarterly, semi-annually or annually, as requested. See Table A on next page.

Option B: Installments We will pay equal monthly installments as long as the designated individual is living, for Life with a but we will not make payments for less than the guaranteed period the payee chooses. Guaranteed Period (Table The guaranteed period may be either 10 years or 20 years. We will pay the installments B) monthly. See Table B on next page.

     Option C: Benefit We will hold the benefit on deposit. It will earn interest at the annual interest rate Deposited with Interest we are paying as of the date of death, surrender or maturity. We will not pay less than 2 1/2% annual interest. We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested. The payee may withdraw part or all of the benefit and earned interest at any time.

Option D: Installments of We will pay installments of a selected amount until we have paid the entire benefit and a Selected Amount accumulated interest.

Option E: Annuity We will use the benefit as a single payment to buy an annuity. The annuity may be payable based on the life of one or two designated individuals. It may be payable for life with or without a guaranteed period, as requested. The annuity payment will not be less than what our current annuity contracts are then paying.

General The payee may arrange any other method of benefit as long as we agree to it. There must be at least $10,000 available for any option and the amount of each installment must be at least $100. If the benefit amount is not enough to meet these requirements, we will pay the benefit in a lump sum.

                              Installments which vary by age of the designated individual will be determined based on the age nearest birthday of the designated individual on the date of death, maturity, or surrender. If the net death benefit is payable, the benefit payment option starting date is the date of death of the insured. For purposes of policy maturity or surrender, the date the written request is received in the Variable Life Service Center is the benefit payment option starting date.

                              The first installment due under any option will be for the period beginning as of the date of death, maturity or surrender. Any unpaid balance we hold under Options A, B or D will earn interest at the rate we are paying at the time of settlement. We will not pay less than 3% annual interest. Any benefit we hold will be combined with our general assets.

                              If the payee does not live to receive all guaranteed payments under Options A, B, D or E or any amount deposited under Option C, plus any accumulated interest, we will pay the remaining benefit as scheduled to the payee's estate. The payee may name and change a successor payee for any amount we would otherwise pay the payee's estate.



                           Table A: Installments for Each $1,000 Payable under Option A
Multiply the Monthly Installment by 11.83895 for annual, by 5.96322 for semi-annual, or by 2.99263 for quarterly
Installments
------------------ ---------------- ----------------- ---------------- ----------------- -----------------
   Guaranteed          Monthly         Guaranteed         Monthly         Guaranteed         Monthly
 Period (Years)      Installment     Period (Years)     Installment     Period (Years)     Installment
------------------ ---------------- ----------------- ---------------- ----------------- -----------------
        1              $84.47              11              $8.86              21              $5.32
        2               42.86              12              8.24               22               5.15
        3               28.99              13              7.71               23               4.99
        4               22.06              14              7.26               24               4.84
        5               17.91              15              6.87               25               4.71
        6               15.14              16              6.53               26               4.59
        7               13.16              17              6.23               27               4.48
        8               11.68              18              5.96               28               4.37
        9               10.53              19              5.73               29               4.27
       10               9.61               20              5.51               30               4.18
------------------ ---------------- ----------------- ---------------- ----------------- -----------------


      Table B: Monthly Installment for Each $1,000 Payable under Option B
----------------------------------   -----------------------------------------
   Designated Individual                    Designated Individual
----------------------------------   -----------------------------------------
------------- --------------------   ------------------ ----------------------
 Male               Female               Male                  Female
------------- --------------------   ------------------ ----------------------
----------------------------------   -----------------------------------------
  Guaranteed Period (Yr.)                  Guaranteed Period (Yr.)
                                     -----------------------------------------

----------- --------- --------- ---------- ---------     ---------
   Age       10 Yr.    20 Yr.    10 Yr.     20 Yr.         Age       10 Yr.      20 Yr.      10 Yr.     20 Yr.
----------- --------- --------- ---------- ---------     --------- ----------- ----------- ----------- ----------
    11      $ 2.90     $ 2.89      2.83      2.83           51       $ 4.44      $ 4.26      $ 4.10       4.02
    12         2.91      2.91      2.84      2.84           52         4.53        4.32        4.17       4.08
    13         2.93      2.92      2.86      2.85           53         4.62        4.39        4.25       4.14
    14         2.94      2.94      2.87      2.87           54         4.71        4.46        4.33       4.21
    15         2.96      2.96      2.88      2.88           55         4.81        4.52        4.42       4.28
    16         2.98      2.97      2.90      2.90           56         4.92        4.59        4.51       4.35
    17         3.00      2.99      2.91      2.91           57         5.03        4.66        4.61       4.42
    18         3.01      3.01      2.93      2.93           58         5.15        4.73        4.71       4.50
    19         3.03      3.03      2.95      2.94           59         5.27        4.80        4.82       4.57
    20         3.05      3.05      2.96      2.96           60         5.40        4.87        4.94       4.65
    21         3.08      3.07      2.98      2.98           61         5.53        4.94        5.06       4.72
    22         3.10      3.09      3.00      2.99           62         5.68        5.00        5.19       4.80
    23         3.12      3.11      3.02      3.01           63         5.83        5.07        5.33       4.88
    24         3.14      3.14      3.04      3.03           64         5.98        5.13        5.47       4.95
    25         3.17      3.16      3.06      3.05           65         6.15        5.18        5.63       5.02
    26         3.20      3.19      3.08      3.07           66         6.32        5.24        5.79       5.09
    27         3.22      3.21      3.10      3.10           67         6.50        5.28        5.96       5.15
    28         3.25      3.24      3.12      3.12           68         6.68        5.33        6.14       5.21
    29         3.28      3.27      3.15      3.14           69         6.88        5.36        6.33       5.27
    30         3.31      3.30      3.17      3.17           70         7.07        5.40        6.53       5.32
    31         3.34      3.33      3.20      3.19           71         7.27        5.42        6.73       5.36
    32         3.38      3.36      3.23      3.22           72         7.48        5.45        6.94       5.40
    33         3.41      3.39      3.26      3.25           73         7.68        5.46        7.16       5.43
    34         3.45      3.43      3.29      3.28           74         7.88        5.48        7.38       5.45
    35         3.49      3.46      3.32      3.31           75         8.08        5.49        7.60       5.47
    36         3.53      3.50      3.35      3.34           76         8.27        5.50        7.82       5.48
    37         3.57      3.54      3.39      3.37           77         8.46        5.50        8.04       5.49
    38         3.62      3.58      3.42      3.41           78         8.63        5.51        8.25       5.50
    39         3.67      3.62      3.46      3.44           79         8.79        5.51        8.45       5.51
    40         3.72      3.67      3.50      3.48           80         8.94        5.51        8.64       5.51
    41         3.77      3.71      3.54      3.52           81         9.07        5.51        8.82       5.51
    42         3.82      3.76      3.59      3.56           82         9.18        5.51        8.97       5.51
    43         3.88      3.81      3.63      3.60           83         9.28        5.51        9.11       5.51
    44         3.94      3.86      3.68      3.65           84         9.36        5.51        9.23       5.51
    45         4.00      3.91      3.73      3.69          85+         9.42        5.51        9.32       5.51
                                                         --------- ----------- ----------- ----------- ----------
    46         4.07      3.97      3.78      3.74        Ages younger than 11 are the same as shown for age 11,
    47         4.14      4.02      3.84      3.79        and ages older than 85 are the same as shown for age
                                                         85.
    48         4.21      4.08      3.90      3.85
    49         4.28      4.14      3.96      3.90
    50         4.36      4.20      4.03      3.96
----------- --------- --------- ---------- ---------



                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
       OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER - SPVUL)

This rider is a part of the Contract to which it is attached. The insured under this rider is the insured under the Contract. This rider does not apply to any benefits provided by other riders. In case of conflict between the Contract and this rider, the rider provisions will control.

Benefit While this rider is in force, you may elect to receive a portion of the net death benefit called the "Living Benefit," prior to the insured's death, subject to the definitions, conditions and limitations in this rider. This option may only be exercised once.

Definitions       "Option  Amount" means that portion of the death benefit which you elect to apply under this rider. The Option Amount must be at least $25,000 and may not exceed the lesser of:
                       o one-half of the death benefit on the date the option is elected; or o the amount that would reduce the face amount to our minimum issue limit for this
                           Contract; or
                       o   $250,000.

     "Option Percentage" is the Option Amount divided by the death benefit.

                  "Living Benefit" is the Option Amount which has been reduced for interest and other factors. It is the lump sum benefit under this rider, and it is the amount used to determine the monthly benefit. The Living Benefit will not be less than the surrender value of the Contract multiplied by the Option Percentage. The following factors will be used to calculate the Living Benefit:
                       o   age;
                       o sex, unless the Contract is issued on a unisex basis; o life expectancy; o Contract Value; o outstanding loan;
                       o rate of interest currently being credited to the Fixed Account, including those values which are subject to outstanding loan;
                       o face amount; o current monthly deductions; and o an expense charge of $150.

                  An amount equal to the outstanding loan multiplied by the Option Percentage will be deducted from the Living Benefit. The remaining outstanding loan will continue in force.

                  The assumptions we use to calculate the Living Benefit may change from time to time. The factors used to compute the Living Benefit will be set and changed only prospectively; that is, based on changes in future expectations. We will not change these factors to recoup any prior losses or distribute past gains under the rider.

                  "Proof of claim" includes:
                        a request signed by the insured to disclose all facts concerning the insured's health; records of the
                        attending  physician,   including  a  prognosis  of  the
                        insured's condition; and if we request, a medical examination of the insured at our expense conducted by a physician we choose.

Form xxxx-98

Conditions                  Upon  written  request  you  may  elect  to  receive
                            payment under the  accelerated  death benefit option
                            subject to the following conditions:
                            o    the Contract is in force;
                            o    a  written   consent  has  been  given  by  any
                                 collateral assignee, irrevocable beneficiary and the insured if you are not the insured; and
                            o    the insured qualifies for the option you elect.

Exercising                  the   Option   If  you   provide   proof   of  claim
                            satisfactory   to  us  that   the   insured's   life
                            expectancy is 12 months or less, you may elect to receive equal monthly payments for 12 months. For each $1,000 of Living Benefit, each payment will be at least $85.21. This assumes an annual interest rate of 5%.

                            If the insured dies before all the payments have been made, we will pay in one sum the present value of the remaining payments due under this rider calculated at the interest rate we use to determine those payments as part of the net death benefit. If you do not wish to receive monthly payments, you may elect to receive the Living Benefit in a lump sum.

Effect On Contract The death benefit of the Contract will be decreased by the Option Amount. Such decrease will be effective on the monthly processing date following the date of your written request. New specification pages will be issued. These pages will include the following information:
                                 o the effective date of the decrease; and o the amount of the decrease and the reduced face amount.
                            The Contract Value will be reduced in the same proportion as the reduction in the death benefit. There will be no surrender charge on the reduction in Contract Value. The allocation of the Contract Value between earnings and payments will remain the same.

Exclusion                   No benefit  will be paid under this rider if a claim
                            results, directly or indirectly, from a suicide attempt or a self-inflicted injury (while sane or insane) for any period during which a suicide exclusion is applicable.

Termination                 This rider will terminate on the first to occur of:
                                  the date the Living Benefit is paid, or
                                  the termination or maturity of the Contract while the insured is alive; or at any time on your written request.



Form xxxx-98

     General The Contract specification pages will show the date of issue of this rider. The Living Benefit will be made available to you on a voluntary basis only. Accordingly: (a) If you would be required by law to exercise this option to satisfy the claim of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit. (b) If you would be required by a government agency to exercise this option in order to apply for, obtain, or retain a government benefit or entitlement, you are not eligible for this benefit.

                            Except as otherwise provided, all conditions and provisions of the Contract apply to this rider.

     Tax Qualification This rider is intended to provide a qualified accelerated death benefit that is excluded from gross income for federal income tax purposes. To that end, the provisions of this rider and the Contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. Whether any tax liability may be incurred when benefits are paid under this rider could depend on whether the Contract Owner is also the insured and on how the Internal Revenue Service interprets applicable provisions of the Code. As with any tax matter, the contract owner and any other recipient of this benefit should each consult his or her own tax advisor to evaluate any tax impact of this benefit.




Signed for Transamerica Occidental Life Insurance Company at Los Angeles, California and effective on the date of issue of the Contract to which this rider is attached, unless a different date is shown here.




Executive Vice President, General Counsel            President and CEO
And Corporate Secretary


Form xxxx-98

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                               SECTION 1035 RIDER

This rider is a part of the Contract to which it is attached. The insured under this rider is the insured under the Contract. In case of conflict between the Contract and this rider, the rider provisions will control.

The Contract is issued in consideration of your assignment to us of a life insurance policy (called the "Exchanged Policy") on the life of the insured. The "Exchanged Policy" is identified in your application for this Contract. As used in this endorsement, "gain" means the amount by which the cash value of the Exchanged Policy (including any unpaid policy loan) exceeds your investment in the Exchanged Policy as reported to us by the company which issued the Exchanged Policy. We assume no responsibility for the calculation of your investment in the Exchanged Policy.

The Fixed Account Interest Rates provisions are amended by the addition of the following:

     The Preferred Loan Rate will also be credited to the following amounts:
     (1) That portion of the outstanding loan which is carried over from the Exchanged Policy; and (2) A percentage of the gain under the Exchanged Policy less the policy loan carried over to this Contract as of the date of exchange.

                   ---------------------------------------- ----------------------------------------
                         Beginning of Contract Year            Exchanged Policy's Unloaned Gain
                                                               Available For Preferred Loan Rate
                   ---------------------------------------- ----------------------------------------
                                      1                                       0%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      2                                       10%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      3                                       20%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      4                                       30%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      5                                       40%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      6                                       50%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      7                                       60%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      8                                       70%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                      9                                       80%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                     10                                       90%
                   ---------------------------------------- ----------------------------------------
                   ---------------------------------------- ----------------------------------------
                                     11+                                     100%
                   ---------------------------------------- ----------------------------------------


Signed for Transamerica Occidental Life Insurance Company at Los Angeles, California and effective on the date of issue of the Contract to which this rider is attached, unless a different date is shown here.

Executive Vice President, General Counsel            President and CEO
And Corporate Secretary
Form xxxxx-98

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                     Guaranteed Death Benefit Rider (SPVUL)

This rider is a part of the Contract to which it is attached. The insured under this rider is the insured under the Contract. In case of conflict between the Contract and this rider, the rider provisions will control.

Required Payment This rider will take effect upon receipt by the Company of the Guaranteed Death Benefit Payment shown on the specification pages.

Guaranteed                  Death Benefit The Contract will not lapse while this
                            rider is in force. The monthly deductions will be made from the Contract Value, if any, through the final payment date (but not after the end of any duration period shown on the specification pages if such duration period ends prior to the final payment date).

Net Death Benefit While this rider is in force, the net death benefit provisions of the Contract are amended by the addition of the following:

                            If this rider is in effect on the final payment date, a death benefit will be provided thereafter unless the rider is terminated. The net death benefit under the rider will be the face amount as of the final payment date or 101% of the Contract Value as of the date due poof of death is received by the Company, whichever is greater, reduced by the outstanding loan through the Contract month in which the insured dies. The monthly deductions will not be deducted after the final payment date.

     Termination This rider will terminate and may not be reinstated on the first to occur of the following: o Foreclosure of the outstanding loan; or
     o A request for a partial withdrawal or loan is made after the final payment date; or o Upon your written request.

It is possible that the Contract Value will not be sufficient to keep the Contract in force on the first monthly processing date following the date the rider is terminated. The net amount payable to keep the Contract in force will never exceed the surrender charge plus the amount required to pay three monthly deductions.

Signed for Transamerica Occidental Life Insurance Company at Los Angeles, California and effective on the date of issue of the Contract to which this rider is attached, unless a different date is shown here.

Executive Vice President, General Counsel            President and CEO
And Corporate Secretary
Form xxxxx-98

Exhibit 7 Consent of Independent Accountants

Ernst & Young LLP
515 South Flower Street
Los Angeles, California  90071
(213) 977-3200




Consent of Independent Auditors

We consent to the reference to our firm under the caption "Independent Auditors" and to the use of our report dated January 23, 1998 with respect to the consolidated financial statements of Transamerica Occidental Life Insurance Company in Pre-Effective Amendment No, 1 under the Securities Act of 1933 to the Registration Statement (Form S-6 No. 333-63215) and related Prospectus of Transamerica Occidental Life Separate Account VUL-2.



/s/ Ernst & Young LLP
Ernst & Young LLP


Los Angeles, California
January 8, 1999